As filed with the Securities and Exchange Commission on March 6, 2008.
Registration No. 333-148597

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
To
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Intelius Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	7374	81-0590432
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

500 108th Avenue NE, 25th Floor
Bellevue, Washington 98004
(425) 974-6100
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Naveen K. Jain
Chief Executive Officer and President
500 108th Avenue NE, 25th Floor
Bellevue, Washington 98004
(425) 974-6100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mike Liles, Jr., Esq. Walter M. Maas III, Esq. Karr Tuttle Campbell PS 1201 Third Avenue, Suite 2900 Seattle, Washington 98101 Telephone: (206) 223-1313 Facsimile: (206) 682-7100	Horace L. Nash, Esq. Laird H. Simons, III, Esq. Scott J. Leichtner, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 Telephone: (650) 988-8500 Facsimile: (650) 938-5200

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated March 6, 2008

Intelius Inc.

           Shares
Common Stock

This is the initial public offering of Intelius Inc. We are offering           shares of our common stock. We anticipate that the initial public offering price will be between $      and $      per share. We have applied to list our common stock on The NASDAQ Global Market under the symbol “INTL.”

Investing in our common stock involves risk.  See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Intelius Inc.	$	$

We have granted the underwriters the right to purchase up to                additional shares of common stock to cover over-allotments.

Deutsche Bank Securities	Bear, Stearns & Co. Inc.

Cowen and Company	Oppenheimer & Co.

The date of this prospectus is                     2008.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes, and the risk factors beginning on page 10, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, we use the terms “Intelius,” “we,” “us” and “our” in this prospectus to refer to Intelius Inc. and its subsidiaries.

Overview

Intelius® is a leading online Information Commerce company that provides intelligence services to consumers. Our protection services, verification services and information services help our customers manage personal and information security risks that affect their private, professional and social lives, and help them find and verify information about friends, customers and businesses. We generate revenues primarily from consumers who purchase our intelligence services on a pay-per-use basis and from online advertisers that provide targeted and relevant offers to our customers.

We have developed a proprietary service delivery platform that provides our customers with actionable information by applying our sophisticated heuristics and analytics technologies to publicly and commercially available data. Our accurate, timely and useful intelligence services allow our customers to make important decisions about people, businesses and assets.

We sell our intelligence services through our network of owned and operated websites, including our primary website, www.Intelius.com. The Intelius network of websites was one of the top 100 most visited web properties in the U.S. for January 2008 according to comScore Media Metrix, a leading Internet audience measurement firm. We have established relationships with leading online portals and directories, including Idearc, MSN, Yahoo! and YELLOWPAGES.COM, that market our services on their websites and direct visitors to our websites.

Since our inception in January 2003, over four million customer accounts have purchased our intelligence services. We have grown rapidly and have increased our revenues from $18.1 million in 2004, our first full year of operations, to $88.5 million in 2007.

Industry Overview

The Internet has become an increasingly important medium for commerce and entertainment, and an important source of information about people and businesses. Consumers are increasingly using free and paid Internet services to contact acquaintances, gather information about people and businesses, and expand social and professional networks. The Internet also has a wealth of detailed information on commercial products and services, which has been a key contributor to the growth and penetration of the Internet as a retail commerce channel. As online commerce has grown and consumer media consumption has migrated to the Internet, advertisers have begun shifting a greater proportion of their marketing budgets to the Internet.

In today’s society, individuals and businesses often must make critical decisions based on limited or fragmented information. Consumers and organizations are increasingly turning to the Internet for intelligence services in order to make better informed decisions about the people, businesses and assets with which they interact. Intelligence services provide consumers and organizations with information to help them identify, monitor, interpret and respond to specific situations and their environment.

Sources of Information

A wealth of existing information can be used to provide intelligence services that combat fraud, manage information security and mitigate personal safety risks. This information falls into the following categories:

•	Public Records. Public records consist of information that is maintained by government agencies and is generally available, such as property title and lien documents, birth and death certificates, business records, Securities and Exchange Commission filings and court records.

•	Publicly Available Information. Publicly available information consists of online and offline information that is generally available but is not maintained by a government agency, such as names, addresses and telephone numbers of individuals and businesses, professional licensing and trade organization information, press releases and newspaper articles.

•	Commercial Records. Commercial records consist of records maintained by enterprises that are available for purchase, such as mailing and telemarketing lists, phone connect and disconnect information, and business profile data.

The Intelius Solution

We have developed a proprietary platform from which we deliver intelligence services to consumers over the Internet to help them make important decisions about people, businesses and assets.

Key elements of our solution include:

Broad Portfolio of Intelligence Services.  We offer over 100 intelligence services that provide consumers with valuable intelligence to address potential safety and security concerns, manage and protect their personal information, and locate businesses, family, friends and colleagues.

Compelling Value and User Experience.  We deliver a high-quality user experience by delivering valuable services, an intuitive user interface and dedicated customer service at affordable prices.

Useful Information About People, Businesses and Assets.  Our intelligence services are based on an extensive collection of information about people, businesses and assets that is dynamically accessed, managed, integrated, cleansed and validated in real time to provide timely, useful and accurate information to our customers.

Proprietary Technologies and Extensible Intelligence Platform.  Our heuristics and analytics technologies verify and augment multiple terabytes of data, usually in disparate formats and varying degrees of accuracy and completeness, from a myriad of sources in order to make inferences and predictions based on this data.

Security and System Reliability.  Leveraging standards-based technologies, we have implemented industry-leading security measures and innovative security technologies to enhance customer confidence while they are verifying information or providing it to us.

Large Audience and Attractive Customer Base.  In January 2008, the Intelius network of websites that attracts users interested in obtaining intelligence services drew over 11.1 million unique visitors in the U.S., according to comScore Media Metrix. We believe that visitors to our websites appeal to advertisers because they have attractive demographic characteristics and they have demonstrated the ability and willingness to purchase goods and services online.

Our Strategy

Our objective is to be the leading provider of intelligence services. Our strategy for achieving this goal includes the following initiatives:

Expand Our Customer Base.  We intend to grow our customer base and reach a broader consumer audience by developing our existing distribution relationships with leading Internet companies, establishing new distribution relationships, and adding new websites to our network of websites that attract consumers of intelligence services.

Expand Our Portfolio of Service Offerings.  We plan to continue to innovate, add data sources to our platform, leverage our advanced technologies to develop new intelligence service offerings for consumers and businesses, and enhance the depth and functionality of our existing offerings.

Increase Focus on Online Advertising Opportunities.  We plan to increase our revenues from online advertising, particularly post-transaction advertising, by adding new advertisers, expanding relationships with existing advertisers, introducing new forms of online advertising and extending advertising across our network of websites.

Increase Repeat Purchase Activity.  We believe repeat customers are more likely to access our websites directly than are new customers, resulting in more profitable transactions. We intend to increase repeat purchase activity by extending the breadth and quality of our service offerings, developing new service bundles with promotional pricing and promoting our Club Intelius loyalty program while continuously improving our customer experience.

Build a Recognized Brand.  We intend to build a recognized brand through advertising and marketing initiatives, including online advertising, print and outdoor advertising, trade shows, viral marketing and word-of-mouth. In addition to raising public awareness, we believe that these brand-building initiatives will enhance our sales and profitability over the long term by attracting more direct traffic to our website.

Expand Through Strategic Acquisitions.  We intend to pursue acquisitions of relevant domain names, as well as acquisitions of companies with complementary customers, technology and services, in order to augment our customer base, increase traffic to our websites, enhance awareness of our brand, add new services and provide new sources of revenue.

Risk Factors

We are subject to many risks and uncertainties that could materially harm our business or inhibit our strategic plans. Before investing in our common stock, you should carefully consider the following risks, along with the risk factors described in the section entitled “Risk Factors” starting on page 10, and other information provided throughout this prospectus:

•	Our quarterly operating results will likely continue to fluctuate, and if we fail to meet or exceed the expectations of securities analysts, the trading price of our common stock may decline suddenly and substantially.

•	Our limited operating history and the ongoing changes in our business strategy make it difficult to evaluate our business.

•	We currently depend upon our relationships with search engines and other leading Internet companies to attract most of the visitors to our websites, and changes in these relationships could harm our revenues and operating results.

•	Our operating results depend significantly on advertising revenues generated from a limited number of advertising relationships, and any failure to maintain these relationships could negatively impact our operating results.

•	We are currently the subject of a Federal Trade Commission investigation regarding our compliance with the Fair Credit Reporting Act, and we do not know what the outcome of the investigation may be.

•	If the information we provide to customers is unreliable or incomplete, or is perceived to be unreliable or incomplete, our reputation could be harmed. For example, our services do not provide information regarding federal civil litigation other than bankruptcy.

•	If the data that we obtain from government and private sources becomes unavailable or more expensive, our costs will increase and our operating margin will decline.

•	We are subject to significant government regulation and changes in the laws and regulations governing access to public information, and the collection or sale of publicly-available information could make it more difficult for us to conduct business.

•	Our corporate image might be impaired as a result of negative publicity about our use of personal information in our service offerings.

•	There can be no assurance that securities analysts will follow our company.

Corporate Information

We were incorporated in the State of Delaware in January 2003. Our principal executive offices are located at 500 108th Avenue NE, 25th Floor, Bellevue, Washington 98004 and our telephone number is (425) 974-6100. Our primary website address is www.Intelius.com. The information on, or that can be accessed through, this website or our other websites is not part of this prospectus.

Intelius and the Intelius logo are our registered trademarks, and we have an application for registration pending for our “Live in the know.” trademark. This prospectus also includes trademarks that belong to third parties.

The Offering

Common stock offered by Intelius	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the net proceeds from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds for acquisitions, but we do not have any agreements or commitments for acquisitions at this time.

Dividend policy	We do not anticipate paying cash dividends on our common stock within the foreseeable future.

Proposed NASDAQ Global Market symbol	INTL

The number of shares of our common stock to be outstanding after this offering is based on 23,555,884 shares of our common stock outstanding as of December 31, 2007. The number of shares of our common stock outstanding as of December 31, 2007, and all other outstanding share amounts throughout this prospectus (unless otherwise indicated), reflect the conversion of all outstanding shares of preferred stock into 1,667,500 shares of common stock upon the completion of this offering.

The number of shares of our common stock outstanding at December 31, 2007 does not include:

•	3,321,725 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $4.05 per share;

•	320,000 unvested and outstanding restricted stock units; and

•	6,296,849 shares remaining available for issuance pursuant to future awards under our 2005 Stock Incentive Plan, which includes 5,000,000 shares that were reserved for issuance under this plan in January 2008.

Unless otherwise indicated, this prospectus reflects and assumes:

•	no exercise by the underwriters of their over-allotment option to purchase up to an additional shares of common stock;

•	the amendment of our certificate of incorporation in January 2008 to redesignate all outstanding shares of Class A common stock as common stock, to increase our authorized common stock to 100,000,000 shares and to authorize 10,000,000 shares of “blank check” preferred stock; and

•	the filing of our restated certificate of incorporation in Delaware immediately prior to the completion of this offering.

Summary Consolidated Financial Data

The following tables summarize the consolidated financial data for our business. The consolidated statements of operations data for the years ended December 31, 2005, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the period from January 7, 2003 (inception) to December 31, 2003 and for the year ended December 31, 2004 have been derived from our audited consolidated financial statements not included in this prospectus. You should read this summary consolidated financial data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes included in this prospectus. Our historical results are not necessarily indicative of results to be expected in the future.

	Period from
	January 7
	(inception) to
	December 31,	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands, except per share data)

Consolidated Statements of Operations Data:
Revenues	$5,313	$18,122	$44,040	$54,720	$88,529
Costs and expenses:
Content and support	1,150	3,162	5,262	6,752	13,895
Sales and marketing	3,067	11,015	26,415	35,545	48,194
Product development	203	825	1,064	1,490	3,328
General and administrative	1,620	1,433	1,831	3,916	6,210

Total costs and expenses	6,040	16,435	34,572	47,703	71,627

Operating income (loss)	(727)	1,687	9,468	7,017	16,902
Interest and other expenses	—	—	—	—	(108)
Interest income	6	9	39	147	215

Income (loss) before income taxes	(721)	1,696	9,507	7,164	17,009
Provision (benefit) for income taxes	(241)	556	3,223	2,647	5,885

Net income (loss)	$(480)	$1,140	$6,284	$4,517	$11,124

Net income (loss) per share(1):
Basic	$(0.03)	$0.06	$0.31	$0.22	$0.54
Diluted	$(0.03)	$0.05	$0.28	$0.20	$0.48
Shares used in calculation of basic and diluted net income (loss) per share:
Basic	17,534	20,000	20,203	20,505	20,660
Diluted	17,534	22,009	22,480	22,869	23,345

(1)	See Note 2 to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net income (loss) per share.

The following table presents our summary consolidated balance sheet data as of December 31, 2007:

•	on an actual basis; and

•	on a pro forma as adjusted basis to reflect the conversion of all outstanding shares of preferred stock into 1,667,500 shares of common stock upon the completion of this offering and to give effect to our receipt of the net proceeds from our sale of the shares of common stock offered by us at an assumed initial public offering price of $ per share, which is the midpoint of the range shown on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

	December 31, 2007
		Pro Forma as
	Actual	Adjusted(1)
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,811
Working capital	13,011
Total assets	39,493
Total long-term liabilities	384
Total stockholders’ equity	29,104

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, respectively, our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

Other Financial and Operating Data (unaudited)

Adjusted EBITDA

We define Adjusted EBITDA as net income plus the provision (benefit) for income taxes, depreciation, amortization of purchased intangible assets, stock-based compensation, interest expense (income) and other expenses (income). Adjusted EBITDA is not a measure of liquidity calculated in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and should be viewed as a supplement to—not a substitute for—our results of operations presented on the basis of U.S. GAAP. Adjusted EBITDA does not purport to represent cash flow provided by, or used in, operating activities as defined by U.S. GAAP. Our statements of cash flows included elsewhere in this prospectus present our cash flow activity in accordance with U.S. GAAP. Adjusted EBITDA is not necessarily comparable to similarly-titled measures reported by other companies.

We prepare Adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. Our presentation of Adjusted EBITDA should not be construed as an implication that our future results will be unaffected by unusual or non-recurring items.

We believe Adjusted EBITDA is useful to investors in evaluating our operating performance for the following reasons:

•	Adjusted EBITDA is widely used by investors as a common basis for comparison of different companies’ operating performance because items such as interest expense and income, taxes, depreciation and amortization, and stock-based compensation can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired;

•	in advising investors, securities analysts widely use Adjusted EBITDA as supplemental data to analyze the overall operating performance of companies in our industry;

•	we believe Adjusted EBITDA is an important indicator of our operational strength and the performance of our business because it provides insight into the relationship between profitability and operating cash flow in that it disregards the impact of certain operating-related balance sheet changes such as the timing of the collections of receivables and disbursements of payables; and

•	we adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” on January 1, 2006 and recorded approximately $0.7 million and $1.8 million in stock-based compensation expense for the fiscal years ended December 31, 2006 and December 31, 2007, respectively. Prior to January 1, 2006, we accounted for stock-based compensation using the intrinsic value method under Accounting Principles Board Opinion No. 25, “Accounting For Stock Issued To Employees,” which resulted in zero stock-based compensation expense. By comparing our Adjusted EBITDA in different historical periods our investors can evaluate changes in our operating results between these periods without the additional variations of stock-based compensation expense, which is not necessarily comparable from year to year due to changes in accounting treatment and is a non-cash expense that is not a key measure of our operations.

In managing our business our management uses Adjusted EBITDA:

•	for planning purposes, including the preparation of our annual operating budget;

•	as a measure of operating performance, against our budget because Adjusted EBITDA only includes the impact of items directly resulting from our core operations;

•	to allocate resources to enhance the financial performance of our business;

•	as a metric for evaluating the performance and determining the compensation of our executive team;

•	to evaluate the effectiveness of our business strategies; and

•	in communications with our Board of Directors concerning our financial performance and goals.

We understand that although it is frequently used by investors and securities analysts in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under U.S. GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or other contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect interest expense or income;

•	Adjusted EBITDA does not reflect cash requirements for state and federal income taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Our management compensates for the limitations of Adjusted EBITDA by using it in connection with related GAAP financial metrics such as pre-tax income and net income. In addition, our management uses our Consolidated Statements of Cash Flows to evaluate the cash needs of our business.

A reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable U.S. GAAP measure, for each of the fiscal periods indicated, is as follows:

	Period from
	January 7
	(inception) to
	December 31,	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands)

Net income (loss)	$(480)	$1,140	$6,284	$4,517	$11,124
Provision (benefit) for income taxes	(241)	556	3,223	2,647	5,885
Amortization of intangible assets	10	38	596	2,283	3,096
Depreciation	22	93	194	356	751
Stock-based compensation	—	—	—	725	1,797
Interest and other expenses (income), net	(6)	(9)	(39)	(147)	(107)

Adjusted EBITDA	$(695)	$1,818	$10,258	$10,381	$22,546

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

Our quarterly operating results have fluctuated in the past and are likely to continue to fluctuate, and if we fail to meet or exceed the expectations of securities analysts, the trading price of our common stock may decline suddenly and substantially.

Our quarterly results of operations have fluctuated in the past and are likely to fluctuate in the future as a result of many factors, some of which are outside of our control. For example, our net income decreased from $1.3 million in the first quarter of 2007 to $0.7 million in the second quarter of 2007, increased significantly in the third quarter of 2007 to $4.1 million and then increased to $5.0 million in the fourth quarter of 2007. If our quarterly results of operations do not meet or exceed the expectations of securities analysts or investors, the price of our common stock could decline suddenly and substantially. Factors that may cause our operating results to fluctuate include the following:

•	the addition or termination of business relationships through which we acquire customers or sell advertising, or changes in the pricing or structures of these relationships;

•	variable expenditures for customer acquisition;

•	lower than anticipated levels of traffic to our websites, or reduced effectiveness in attracting customers that are likely to purchase our services;

•	changes in federal, state or local regulation affecting our business or the businesses of our advertising partners or other vendors;

•	investments in infrastructure and personnel to facilitate future growth may impact short-term results;

•	system downtimes or other service interruptions that prevent us from selling our services to our customers;

•	unavailability of, or increased pricing for, data used to provide our intelligence services;

•	seasonality of our business;

•	introduction of new competitors or competitive service offerings; and

•	the timing of costs to develop or acquire new service offerings or businesses.

We believe that our quarterly revenues and results of operations are likely to fluctuate significantly in future periods, and that period-to-period comparisons of our operating results may not be meaningful.

Our limited operating history and ongoing changes in our business strategy make it difficult to evaluate our business.

We have only been in existence since January 2003. During our limited operating history, we have made, and continue to make, significant changes to our strategy, and it might be difficult for you to evaluate our future prospects and the merits of investing in our common stock by evaluating our past performance. We have previously made, and may in the future make, changes in our sales and marketing approach or service offerings as we continue to develop our business strategy, and any such changes may result in short- or long-term changes in our operating results. For example, we have recently significantly increased our focus on advertising, which along with other new business strategies that we may implement, may result in competition with some of the websites with which we have customer acquisition advertising relationships. This could result in a decrease in revenues as we implement any such strategy. Recently, our focus on post-transaction advertising has positively impacted our operating results, but this positive impact may not continue. You should consider our business and prospects in light of the risks and difficulties that we may encounter as our business strategy evolves. We may be unable to address these risks and difficulties successfully, which could harm our business and operating results and cause the trading price of our common stock to decline.

We currently attract most of the visitors to our websites through our relationships with search engines and other leading Internet companies, and changes in these relationships could harm our revenues and operating results.

We currently attract most of the visitors to our websites through our relationships with third-party websites, including Idearc, MSN, Yahoo! and YELLOWPAGES.COM, and search engines such as Google, MSN and Yahoo! that feature our services on their websites through links or that advertise our services. Establishing new advertising relationships has been a significant contributor to increases in our revenues and net income in the past, and if we fail to establish new online advertising relationships or expand existing relationships in the future, our operating results could be harmed. Conversely, one or more of these companies may terminate or decide not to renew their relationship with us, or change their business focus in a way that harms our business by providing fewer visitors or introducing competitive services. For example, in the second quarter of 2006, a website elected not to renew its advertising relationship with us, and our traffic and revenues declined as a result. Moreover, some of our agreements with third-party websites and search engines are terminable by these parties with little or no notice. If we have fewer visitors to our websites, we may have lower sales of our services.

A website or search engine that displays advertisements for our services or that offers our services through a link to our websites may choose to move these advertisements or links to a less prominent place on its website, in which case the volume of traffic that the website or search engine generates for us will decrease. For example, in 2006, Yahoo! moved the link to our People Search service off the primary Yahoo! homepage. Similarly, the search engines that direct traffic to our websites both through algorithmic search results produced by the search engine and by purchased listings on the search engine’s website may modify their search algorithms in ways that make our service appear less prominently or frequently in search results, or may establish or change the eligibility rules for purchasing listings that may require us to change how we offer our services.

One or more third-party websites may attempt to charge more for advertisements or links, may charge more for purchased listings or may otherwise attempt to restructure their pricing relationship with us (for example, from revenue-sharing to cost-per-click pricing of advertisements). In addition, the prices for keyword advertising may increase due to market factors, such as the increase in popularity of Internet advertising, which could lead to competition for scarce advertising slots. In any of these circumstances, our operating expenses may increase, leading to a reduced operating margin, or traffic to our websites could decrease and our revenues could decline.

Our operating results depend significantly on online advertising revenues that are generated from a small number of advertising relationships. Losing these relationships could harm our operating results.

We generate most of our advertising revenues from the sale of online advertisements to a small number of companies, particularly with respect to our post-transaction advertising where we currently rely on a key relationship with Adaptive Marketing LLC. These companies can terminate or modify these relationships on short notice and there is no guarantee that we could establish comparable new relationships with other companies on a timely basis, if at all. If our relationship with Adaptive Marketing were to be terminated and could not be replaced, it would likely have a significant impact on our operating results due to the significant contribution to our current and future overall profitability from this relationship. In addition, our ability to increase or maintain advertising revenues from our advertising relationships largely depends upon the number of visitors to our websites and the number of customers who transact with our advertisers. We must increase traffic and transactions in order to increase our advertising revenues.

Internet advertising approaches are changing, and if our customer base or technology does not evolve to meet the needs of our advertising relationships, our advertising revenues would decline. In addition, our advertising revenues have fluctuated in the past, and are likely to fluctuate in the future, due to changes in the online advertising market, including extreme fluctuations in online advertising spending patterns and advertising rates. Internet advertisements may be used to distribute viruses over the Internet. If this practice becomes more prevalent, it could result in consumers becoming less inclined to click through online advertisements, which could adversely affect the demand for Internet advertising.

We are currently the subject of a Federal Trade Commission, or FTC, investigation regarding our compliance with the Fair Credit Reporting Act, or FCRA, and we do not know what the outcome of the investigation may be.

In November 2006, we received an inquiry from the FTC in the form of a Civil Investigative Demand regarding compliance with the FCRA. Over the next several months, we responded to this inquiry, as well as to follow-up inquiries, by answering questions and providing numerous documents to the FTC. Our representatives also met with FTC staff in August 2007 to respond to these and additional questions. We have received no additional requests for information since responding to the last follow-up inquiry in the late summer of 2007. At the conclusion of its investigation, the FTC may impose monetary penalties or other restrictions on us, which could have a material adverse impact on our business.

The FCRA is applicable to certain of our enterprise screening services. We do not know whether the FTC will take the view that the FCRA is also applicable to our delivery of certain consumer intelligence services. A determination by the FTC that the FCRA covers our delivery of these consumer services could have a material adverse effect on our business. Additionally, a potential employer, such as a consumer who wishes to hire a nanny or gardener, may attempt to avoid complying with the FCRA by using our consumer Background Check service to perform a background check on potential hires rather than using our Employment Screening service, which is designed to comply with the FCRA. The FTC may take action designed to address this potential misuse of our services, including the imposition of monetary penalties, which also could have a material adverse effect on our business.

If our security measures are breached and third parties obtain unauthorized access to customer data, our reputation may be harmed, potential and current customers might cease purchasing our services and we could be subject to regulatory penalties and litigation.

If third parties succeed in penetrating our network security or otherwise misappropriate our customers’ personal or payment card information, we could be subject to liability and could face reduced customer confidence in our services. If we experience breaches of our network security or sabotage, we might be required to expend significant capital and resources to protect against or alleviate these problems. We may not be able to remedy any problems caused by hackers or saboteurs in a timely manner, or at all. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the perception of the effectiveness of our security measures and our reputation could be harmed and we could lose current and potential customers. Because of our increased profile as a result of our becoming a public company, we may become subject to more frequent attempts to breach our data security.

The FTC and certain state agencies have inquired about or investigated the use and disclosure of consumers’ personal information by us along with various Internet companies. The federal government has also enacted laws, such as the FCRA, the Gramm-Leach-Bliley Act and the Drivers Privacy Protection Act, protecting the privacy of consumers’ nonpublic personal information. Our failure to comply with existing laws, including those of foreign countries, or the adoption of new laws or regulations regarding the use of personal information that require us to change the way we conduct our business, could increase the costs of operating our business.

Our business depends upon our ability to attract to our websites visitors who are likely to purchase our services, and any failure to do so could adversely affect our operating results.

Our business model not only requires us to increase traffic to our websites, but also to attract visitors who are most likely to purchase our services. With respect to third-party websites with which we have a cost-per-click pricing relationship, we may focus our efforts on attracting those customers whom we believe are more likely to purchase our services in order to maximize revenues relative to our customer acquisition costs. By comparison, in situations where we have a revenue-sharing or fixed-price relationship, we may attempt to attract a high level of traffic to our websites, and, as a result, our conversion of visitors into customers may be lower by comparison. We may not be effective in controlling or directing the levels of traffic that we desire in order to maximize the economics of these different types of relationships.

Many other factors could affect our ability to convert visitors into customers, including:

•	our failure to meet the needs of our potential customers due to a perceived lack of breadth of service offerings, perceived or actual unreliability of information, or otherwise;

•	the unwillingness of potential customers to pay the prices we charge for our intelligence services, or to pay for information-related services at all;

•	deterioration in the customer experience on our websites or in our level of customer care;

•	system failures that cause our websites or services to be unavailable; or

•	data security breaches that damage our brand.

If any of these or other factors causes our conversion of visitors into customers to decrease, our revenue growth could slow and our business could be harmed. We may also be forced to reduce our prices to maintain or increase our conversion rate, which would harm our revenues and operating margin.

We may not be able to grow our business and our operating results may be adversely affected unless we generate greater brand recognition and market awareness of our services and increase quality traffic to our websites in a cost-effective manner.

We derive most of the visitors to our websites from third parties that we compensate for this traffic. Sales and marketing expenses accounted for a substantial majority of our operating expenses for 2007, of which customer acquisition costs related to online advertising arrangements was the largest component. If we do not increase the number of direct visitors to our websites and reduce our reliance on third-party traffic, our ability to improve our operating margin and grow our business will be limited. We must generate greater awareness of our brand and the services we offer in order to increase the proportion of direct visitors to our websites. We expect that we will need to engage in online and offline advertising, in addition to our existing customer acquisition advertising relationships, in order to generate greater brand awareness. For example, we ran a significant offline advertising campaign in the fourth quarter of 2006 for this purpose, and we continue to utilize various print and other offline advertising. There is no guarantee that these advertising efforts will be effective in generating increased direct traffic and generating and sustaining greater brand awareness, or that these efforts will be more cost-effective than our online advertising relationships.

In addition, we believe that growth of our customer base and future revenue growth depends on making our services appeal to a wider segment of the population. We must expand our range of services to appeal to wider segments of the online user population, and must engage in marketing efforts that will be effective in appealing to wider audiences.

Consumer perception of our brand could be harmed if visitors to our websites do not perceive our existing services to be valuable to them, if our industry or our company receives negative publicity related to our role in using personal information, if we alter or modify our brand image, if we fail to maintain customer service levels or encounter data security breaches or if we experience other negative events. If the value of our brand is diminished as a result of any or all of these factors, our competitive position, revenues and operating margin would likely suffer.

Because our business depends upon our reputation for high-quality services and data integrity, if the information that we deliver to customers is unreliable or incomplete, or is perceived to be unreliable or incomplete, our business will be harmed.

We believe that the primary benefits that attract customers to purchase our intelligence services are the accuracy, relevancy and completeness of the information that we provide. Moreover, we compete against offline providers of information services with respect to some of our service offerings, and for us to be successful, customers must perceive our services to be as reliable as services provided by our competitors, which often involve human analysis and review. The information that we provide is based on data that we collect from many online and offline sources, and we rely on the accuracy, relevancy and completeness of this underlying data. However, from time to time, information provided to our customers contains inaccuracies. Some of our information may be deemed incomplete — for example, information concerning litigation does not contain any federal civil litigation other than bankruptcy. If our service offerings provide inaccurate, irrelevant or incomplete information, or if this information is otherwise not useful for our customers’ needs, then our reputation will be harmed and sales of our service offerings will decline.

If we are not successful in developing new intelligence services, our operating results may be harmed.

A substantial majority of our revenues in 2007 was derived from sales of our intelligence service offerings. Our operating results would be substantially harmed if sales of any of these services were to decline or if we are not successful at enhancing these services or developing or acquiring new services to meet customer requirements. Any new service we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to generate significant revenues. If we are unable to develop new services to increase the breadth of our service offerings, our business and operating results may be adversely affected.

If we are unable to increase repeat purchase activity, our revenue growth and operating margin will be harmed.

New customer acquisition costs are our largest operating expense. Repeat purchase activity reduces this operating expense by lowering average customer acquisition costs. In addition, our experience to date indicates that repeat customers purchase a greater number of services from us than first-time customers. Our ability to generate repeat purchase activity will depend on our ability to generate compelling new service offerings and to provide a positive customer experience and customer support. If we are unable to maintain loyal customers and generate increased repeat purchase activity from these customers, our revenue growth and operating margin will be harmed.

If the data that we obtain from government and private sources becomes unavailable or more expensive, our costs will increase and our operating margin will decline.

Our intelligence services depend upon the continual availability of data from many external online and offline sources. For example, we obtain information from public filings, information companies and government authorities, and we rely on a large number of court vendors for completing local courthouse searches. Information provided by commercial sources may become unavailable if one or more providers change business practices, are sold or go out of business, suffer system downtimes or as a result of other factors. We do not have multi-year agreements with some of our data suppliers. Moreover, changes in federal, state or local laws and regulations, including privacy laws, and unavailability of online public databases and other public records may contribute to the unavailability of source data. The loss or temporary unavailability of one or more sources of data may reduce the completeness and reliability of the information we provide, or reduce the breadth of our service offerings. In addition, source data that is currently obtainable without charge or at a low cost may become more expensive, which could require us to raise our prices or make it cost-ineffective for us to gather that information. Any of these factors could materially harm our operating results, financial condition and business operations.

We face competition from a wide variety of online and offline companies in the different markets for our service offerings, and we expect to face increased competition, particularly online. If we do not compete successfully, our business, financial condition and results of operations will be adversely affected.

We operate in rapidly evolving and competitive markets, competing primarily with large, diversified online and offline service providers, as well as small firms and individuals. These competitors include online and offline background check and information verification service providers, large diversified Internet companies, credit bureaus, and online address and phone number directories. We anticipate that as the market for our services grows and we develop and expand our service offerings, we will encounter increased competition from new and existing competitors. As we develop new service offerings, we expect that we will be exposed to new competitive threats. Many of these actual or potential competitors have greater resources, more brand recognition and consumer awareness, greater international scope and larger customer bases than we do. We may be unable to maintain or strengthen our competitive position in our markets, especially against larger competitors. As competition intensifies, we may become more reliant on our advertising relationships, which may reduce our bargaining leverage and make us more susceptible to financial harm if any of these relationships are subsequently terminated. If we do not compete successfully, our business and results of operations will be adversely affected.

The competitive landscape for online intelligence services is extremely fragmented, with widespread availability of alternative services at different price points. As this market evolves, consumer demand and competitive service offerings may emerge that undermine demand for or impose pricing pressures on our services, which could result in reduced revenues and operating margin. Because few businesses have had success charging consumers for information or information-related services over the Internet, it is possible that competitors employing an advertising-supported business model with free or low-price information service offerings may emerge. Any such development may require us to reevaluate our business model and pricing structures.

We intend to continue to make acquisitions of complementary domain names, services, technologies or businesses to facilitate development of new services and to increase customer traffic, but if we are unable to make acquisitions, or if we do not realize the anticipated benefits of acquisitions, our revenue growth could be harmed.

We have made acquisitions of domain names and other services, technologies and businesses in the past, and expect to continue to make acquisitions of complementary domain names, services, technologies or businesses in the future. For example, in November 2006, we acquired IntelliSense Corporation, an employment screening business. Any acquisition could require significant capital outlays and could involve many risks, including, but not limited to, the following:

•	integrating the operations, systems, employees, benefit programs, services and technologies of acquired businesses into our existing business, workforce and services can be complex, time-consuming and expensive, as it was for the acquisition of IntelliSense Corporation;

•	domain names that we acquire may not generate the levels of traffic to our websites that we anticipate;

•	we may be required to record substantial accounting charges, including amortization or impairment charges, which could impact our operating margin;

•	an acquisition may involve entry into geographic or business markets in which we have little or no prior experience;

•	an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

•	an acquisition may require additional steps to be taken in order to comply with certain privacy and data security laws and may implicate privacy and data security laws with which we had not previously been required to comply;

•	we may incur debt in order to fund an acquisition, or we may assume debt or other liabilities, including litigation risk, of the acquired company, as was the case in certain of our previous acquisitions of domain names that resulted in claims from entities which previously had business relationships with the previous owners of the domain names; and

•	we may have to issue equity securities to complete an acquisition, which would dilute our stockholders’ ownership position and could adversely affect the market price of our common stock.

We may not be able to identify or consummate any future acquisitions on favorable terms, or at all. If we do complete an acquisition, it is possible that the financial markets or investors will view the acquisition negatively. Even if we successfully complete an acquisition, it could adversely affect our business, and we cannot assure you that the anticipated benefits of any acquisition will be realized or that we will not be exposed to unknown liabilities. We may not be able to secure any necessary additional debt or equity financing to complete an acquisition on favorable terms, or at all, at the time when we need that funding.

Any of these factors could harm our ability to achieve anticipated levels of profitability from acquired businesses or to realize other anticipated benefits of acquisitions.

We are subject to risks related to credit card payments we accept, including credit risk and financial penalties, which could harm our operating results.

A substantial majority of our revenues originates from online credit transactions. Under current payment card industry practices, we are liable for fraudulent and disputed payment card transactions because we do not obtain the cardholder’s signature at the time of the transaction. If we fail to maintain our chargeback rates at levels that are acceptable to the payment card associations or otherwise fail to comply with their rules or requirements, we will face the risk that one or more payment card associations may, at any time, assess penalties against us, including higher transaction fees, or terminate our ability to accept payment card payments from customers, which would harm our business and operating results. We may also be the subject of litigation and receive adverse publicity due to these issues, any of which could have a material adverse effect on our business and financial condition. If our security measures are not sufficient, we will be at risk for a higher rate of payment card chargebacks. Because we provide online services to customers but do not process payments for approximately three days after we provide these services, we are at risk for fraudulent activity that we cannot detect in the limited time between the placement of an order and our provision of services. Fraudulent activity continues to increase in sophistication, making it more difficult to discern legitimate activities from those that are fraudulent.

Payment processors, which serve as intermediaries between us and credit card companies, may not be able to process our requirements or may terminate their agreements. In 2005, our payment processor was unable to process our payments at a sufficient rate on two occasions, requiring that we queue up pending transactions internally and take on the credit risk that the queued payments would not be approved by the payment processor. Such occurrences could impact our operating results and reputation.

We accept payments by a variety of methods, including credit cards. As we offer new payment options to our customers, we may be subject to additional regulations, compliance requirements and fraud. For some payment transactions, including credit cards, we pay transaction fees that may increase over time, raising our operating costs. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply, or comply quickly enough to avoid impact on our business.

System failures could lead to decreased sales and to customer perception that our services are unreliable.

We have experienced system failures or brief outages in the past, and will likely experience future system failures or outages that disrupt the operation of our websites and harm our business. Our revenues depend in large part on the volume of traffic to our websites. Accordingly, the performance, reliability and availability of our websites, servers for our corporate operations and infrastructure are critical to our reputation and our ability to generate a high volume of traffic to our websites and to attract and retain customers.

We regularly attempt to expand and enhance our technology and network infrastructure and other technologies to accommodate increases in the volume of traffic on our websites and the number of customer transactions we can process. We may be unsuccessful in these efforts or we may be unable to project accurately the rate or timing of these increases. We cannot predict whether additional network capacity will be available on commercially reasonable terms from third-party suppliers as we require it. In addition, our network or our data suppliers’ networks may be unable to download data effectively or to maintain data transmission capacity sufficiently high to process orders, especially if the volume of customer orders increases.

Our corporate headquarters, computer hardware operations and backup systems are located at our facilities in the Seattle area, which is seismically active, and are at risk for earthquakes and volcanoes. If these locations experienced a significant system failure or interruption, our business would be harmed. Currently, these facilities do not provide the ability to switch immediately to another back-up site in the event of failure of the main server site. This means that an outage at one facility could result in our system being unavailable for at least several hours. This downtime could result in increased costs, lost revenues and reputational damage, which would be detrimental to our business.

Our systems are also vulnerable to damage from fire, power loss, telecommunications failures, computer viruses, physical and electronic break-ins and similar events. The property and business interruption insurance we carry may not have coverage adequate to compensate us fully for losses that may occur.

Our market may undergo rapid technological change, and any inability to meet the changing needs of our industry could harm our financial performance.

The Internet and electronic commerce are characterized by rapid technological change. Sudden changes in user and customer requirements and preferences, the frequent introduction of new services embodying new technologies and the emergence of new industry standards and practices could make our services and systems obsolete. The rapid evolution of Internet-based applications and services will require that we continually improve the performance, features and reliability of our services. Our success will depend, in part, on our ability to:

•	develop or acquire new services and technologies that address the increasingly sophisticated and varied needs of our current and prospective customers; and

•	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

We have elected to develop substantially all of our services internally, rather than licensing or acquiring technology from third-party vendors. The development of new services is complex, and we may not be able to complete development in a timely manner, or at all. Our internal development teams may be unable to keep pace with new technological developments that affect the marketplace for our services. If relevant technological developments or changes in the market outpace our ability to develop services demanded by current and prospective customers, our existing services may be rendered obsolete, and we may be forced to license or acquire software and other technology from third parties, or we may lose existing customers and fail to attract new customers. If we are forced to shift our strategy toward licensing our core technology from third parties, it could prove to be more costly than internal development and adversely impact our operating results.

The development of services and other proprietary technology involves significant technological and business risks and requires substantial expenditures and lead-time. We may be unable to use new technologies effectively or to adapt our internally developed technologies and services to customer requirements, emerging industry standards or regulatory requirements. In addition, as we offer new services and functionality, we will need to ensure that any new services and functionality are well integrated with our current services, particularly as we offer an increasing number of our services as part of bundled suites. To the extent that any new services offered by us do not interoperate well with our existing services, our ability to market and sell those new services would be adversely affected and our revenue level and ability to achieve and sustain profitability might be harmed.

We are a young company that has grown rapidly, and if we are not successful in managing our expected expansion, our business could be harmed.

In recent years, we have expanded our operations and our employee headcount significantly, and we anticipate that further expansion will be required to realize our growth strategy. For example, we have expanded our operations through our acquisition of IntelliSense Corporation in November 2006, and the number of our employees has grown from 43 as of January 1, 2006 to 139 as of December 31, 2007. Our expected growth will place significant demands on our management and other resources. To manage this expected growth, we will need to attract, hire, retain and motivate highly skilled officers, managers and employees, improve existing systems and implement new infrastructure and systems relating to our operations and financial controls. In addition, we intend to continue to expand our operations by offering new and enhanced services and by expanding our market presence through relationships with third parties. We may not be able to accomplish this expansion in a cost-effective or timely manner, or these efforts may not increase the overall market acceptance of our services. Expansion of our operations in this manner could also require significant additional expenditures and strain our management, financial and operational resources. If we are unable to manage the growth we expect in our operations, we may be unable to execute our business model. This, in turn, could make us more vulnerable to competitive pressure and harm our business.

We are heavily dependent upon our executive leadership team, particularly our Chief Executive Officer, and the loss of any of our senior management could adversely affect our future operating results.

Our future success will depend on the ability of our executive management to operate effectively, as individuals and as a group. The loss of any of our senior management—particularly Naveen Jain, one of our founders and our Chief Executive Officer and President—could adversely affect our future operating results. We believe that Mr. Jain has been critical to the development of our corporate culture and corporate image, and has been instrumental in the growth of our business to date. If we lose the services of Mr. Jain, we could incur serious damage to our corporate culture and marketing focus, which, in turn, could adversely impact our ability to achieve future growth. Mr. Jain has been involved in several high-profile lawsuits, including a class action lawsuit under the federal securities laws and a lawsuit alleging “short-swing” profit liability under Section 16(b) of the Securities Exchange Act of 1934, related to his activities as a former officer and director of InfoSpace. Mr. Jain also sued the lead underwriter of InfoSpace’s initial public offering, underwriter’s counsel and

InfoSpace’s counsel in connection with the Section 16(b) litigation. That litigation is currently pending in the Washington State appellate courts. Mr. Jain has devoted significant attention to these litigations at various times, and certain of these actions have received media attention. There can be no assurance that Mr. Jain will not be subject to additional litigation in the future. Any such litigation could distract Mr. Jain from his activities as our Chief Executive Officer and President, and harm his reputation and consequently our business.

Our arrangements with our employees, including Mr. Jain and our other executive officers, are at-will, and therefore may be terminated at any time by us or the employee. In addition, a significant portion of the stock options held by several of our executive officers are vested, which presents the risk that these individuals may lack sufficient economic motivation to continue their employment with us in future periods.

We may be subject to costly litigation arising out of information presented on or collected in connection with our services, and the litigation could have a material adverse effect on our business if decided adversely.

Our intelligence services can be used to obtain personal information about individuals, including criminal records, past employment history and other personal information. The information we provide is based on data that we collect from multiple online and offline sources, and we rely on the accuracy and completeness of this underlying data. Individuals, businesses and government agencies may rely on this information in making hiring decisions, conducting background checks of potential business partners, and entrusting children to caretakers. If our services provide inaccurate information, individuals seeking employment or businesses seeking business opportunities may be denied those opportunities on the basis of that information. Conversely, if the information provided by our services is erroneous or incomplete, the users of our services may hire someone or enter into a business relationship with someone with a fraudulent resume or business credential, or may entrust their children to someone with a criminal record. We may face potential liability in any of these situations, with potential claims ranging from defamation, invasion of privacy, breach of contract, negligence and similar claims. For example, in the past we have faced a claim because we reported that a person had been convicted of criminal activity when the person had merely been charged with the activity. Some laws require us to withhold disclosure of identifying information regarding certain individuals in some circumstances; however, because an individual’s identifying information may change without our knowledge, the individual may still be searchable in our database.

From time to time, we have been subject to lawsuits by potential employees of our customers alleging that we provided to our customers inaccurate or improper information that negatively impacted the customers’ hiring decisions. Such claims and similar lawsuits in the future could divert the attention of our management, subject us to equitable remedies relating to the operation of our business and provision of services and result in significant legal expenses, all of which could have a material adverse effect on our business, financial condition and results of operations.

We could face liability based on the nature of our services and the information we report, which may not be covered or fully covered by insurance.

We face potential liability from individuals, classes of individuals, customers or regulatory bodies for claims based on the nature, content or accuracy of our services and the information used and reported by us. This potential liability includes claims of non-compliance with laws and regulations governing our services and claims of defamation, invasion of privacy, negligence, and copyright, patent or trademark infringement. In some cases, such liability may be strict liability.

Insurance may not be adequate to cover us for all risks to which we are exposed or may not be available to cover these claims at all. For example, punitive damages, which generally are not covered by insurance, is a remedy available under the FCRA to consumers for the failure to comply with the FCRA. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of our insurance coverage, could have a material adverse effect on our business, financial condition and results of operations.

We may be required to indemnify our customers or data suppliers, which could have a material adverse impact on our cash flow, results of operations and financial condition.

Some of our customer and data supplier contracts contain indemnification provisions that require us to indemnify our customers and suppliers against certain claims, including claims for improper use of information, non-compliance with laws and regulations applicable to our services and intellectual property infringement. To the extent these claims are successful and are not covered by or exceed our insurance coverage, these obligations could have a material adverse impact on our cash flow, results of operations and financial condition.

If a third party asserts that we are infringing its intellectual property, it could subject us to costly and time-consuming litigation or require us to obtain expensive licenses, which could harm our competitive position, operating margin and financial condition.

The Internet, software and technology industries are generally characterized by the importance of trade secrets, patents, trademarks, service marks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Third parties may assert patent and other intellectual property infringement claims against us in the form of lawsuits, letters or other types of communications. For example, in the past we have been the subject of a trademark infringement claim. If a third party successfully asserts a claim that we are infringing its proprietary rights, royalty or licensing agreements might not be available on terms we find acceptable, or at all, or may result in injunctive relief prohibiting the sale of our services. As not all currently pending patent applications are publicly available, we cannot anticipate all such claims or know with certainty whether our technology infringes the intellectual property rights of third parties. We expect that the number of infringement claims will increase as the number of services and competitors in our industry grows. These claims against us, whether or not successful, could:

•	divert our management’s attention;

•	result in costly and time-consuming litigation;

•	require us to seek to enter into royalty or licensing agreements, which might not be available on acceptable terms, or at all; or

•	require us to redesign our software and services to avoid infringement.

As a result, any third-party intellectual property claims against us could increase our expenses and adversely affect our business. Even if we have not infringed a third party’s intellectual property rights, our legal defense could require us to expend significant financial and management resources and may prove unsuccessful.

The success of our business depends in large part on our ability to protect and enforce our intellectual property rights, and failure to do so could harm our business and operating results.

To establish and protect our intellectual property rights, we currently rely primarily on trade secret laws, confidentiality and non-compete restrictions and trademarks, all of which offer only limited protection. We enter into agreements with our employees and contractors, and parties with which we do business, in order to limit access to and disclosure of our proprietary information. The steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary rights or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive with ours and our intellectual property protection may not prevent these competitors from selling services similar to ours.

We currently have no issued patents, and existing patent applications may not result in issued and valid patents. Any future issued patents or registered trademarks or service marks might not be enforceable or provide adequate protection for our proprietary rights.

Because of the global nature of the Internet, our websites can be viewed worldwide. However, we do not have intellectual property protection in every jurisdiction. Furthermore, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our services become available over the Internet. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving.

Our future revenue growth depends in part on our strategy of expanding sales to enterprise customers, and if we are not successful in adding and retaining enterprise customers, our revenue growth may be impaired.

One of our strategic objectives is to expand the sales of our services to enterprise customers, which accounted for approximately 9% of our sales in 2007. Sales to enterprise customers present different challenges than sales to consumers, including different sales and marketing approaches, a longer sales cycle and a lower operating margin. We also face different competitors in the enterprise market than we generally encounter in the consumer market, many of which are larger and better established than we are. If we are not successful in adding and retaining enterprise customers, our revenue growth may be impaired, which would likely harm the trading price of our common stock.

Some of our services utilize “open source” software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Some of our services utilize software licensed by its authors or other third parties under so-called “open source” licenses, including, but not limited to, the GNU General Public License, GNU Lesser General Public License, the Mozilla Public License, the BSD License, the PHP License, the MySQL License and the Apache License. Some of those licenses may require as a condition of the license that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software, that we provide notices with our services, and/or that we license such modifications or derivative works under the terms of a particular open source license or other license granting certain rights of further use to third parties. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of those open source licenses, we could be required to incur legal expenses in defending against such allegations. If our defenses were not successful, we could be enjoined from selling our services that contained the open source software and required to make the source code for the open source software available, to grant third parties certain rights of further use of our software or to remove the open source software from our services, which could disrupt our distribution and sale of some of our services. In addition, if we combine our proprietary software with open source software in a certain manner, we could under some of the open source licenses be required to release the source code of our proprietary software. If an author or other third party that distributes open source software were to obtain a judgment against us based on allegations that we had not complied with the terms of any such open source licenses, we could also be subject to liability for copyright infringement damages and breach of contract for our past distribution of such open source software.

Our planned international expansion exposes us to business risks that could limit the effectiveness of our growth strategy and cause our results of operations to suffer.

We intend to explore opportunities to offer intelligence services in international markets in the future. Introducing and marketing our services internationally, developing direct and indirect international sales and support channels, and managing foreign personnel and operations will require significant management attention and financial resources. We face a number of risks associated with expanding our business internationally that could negatively impact our results of operations, including:

•	compliance with foreign laws, including more stringent laws in foreign jurisdictions relating to the privacy and protection of data;

•	reduced availability of data from public, publicly available and private sources due to foreign laws and absence of business arrangements with foreign sources of data;

•	incompatibility of foreign data formats and languages with our current platform;

•	the lower level of adoption of the Internet in many international markets;

•	management, communication and integration problems resulting from cultural differences and geographic dispersion;

•	to the extent we choose to make acquisitions to enable our international expansion efforts, the identification of suitable acquisition targets in the markets into which we want to expand;

•	difficulties in protecting intellectual property rights in international jurisdictions;

•	political and economic instability in some international markets;

•	sufficiency of qualified labor pools in various international markets;

•	established foreign competitors;

•	currency fluctuations and exchange rates; and

•	potentially adverse tax consequences or inability to realize tax benefits.

We may not succeed in our efforts to expand our international presence as a result of the factors described above or other factors that may have an adverse impact on our overall financial condition and results of operations.

Risks Related to Our Industry

Changes in the laws and regulations governing access to public information and the collection or sale of publicly-available information could make it more difficult for us to conduct business.

Because we use personal information in providing our intelligence services, we are subject to government regulation and vulnerable to adverse publicity. We provide many types of data and services that already are subject to regulation under the FCRA, Gramm-Leach-Bliley Act, Drivers Privacy Protection Act and, to a lesser extent, various other federal, state and local laws and regulations. Violation of these laws or regulations may result in substantial fines, judgments and other penalties. For example, in 2005, the FTC levied penalties of $15 million against one of our competitors for violations of the FCRA.

These laws and regulations are designed to protect the privacy of the public and to prevent the misuse of personal information in the marketplace. However, many consumer organizations, privacy advocates and government regulators believe the existing laws and regulations do not adequately protect privacy. They have become increasingly concerned with the use of personal information, particularly social security numbers, department of motor vehicle data and dates of birth. As a result, they are lobbying for restrictions on the dissemination to, or commercial use of, personal information by the public and private sectors.

Many states have enacted laws to protect personal information or to give consumers more information about how their personal information is used, and further restrictions on the dissemination or commercial use of personal information by the public and private sectors may be adopted. Currently, the Washington State Legislature is considering a bill prohibiting companies from selling cell phone directory services without an express opt-in by cell phone owners, which was a service we had recently begun to offer and subsequently discontinued.

The following legal and regulatory developments could have a material adverse effect on our business, financial position and results of operations and could result in substantial regulatory compliance and litigation expenses:

•	amendment, enactment or interpretation of laws and regulations which restrict the access to and use of personal information and reduce the supply of data available to customers;

•	additional restrictions or requirements or increases in data prices implemented by credit bureaus and other providers of data;

•	changes in cultural and consumer attitudes to favor further restrictions on information collection and sharing;

•	failure of our services to comply with current laws and regulations; and

•	failure of our services to adapt to changes in the regulatory environment in an efficient, cost-effective manner.

Further, laws and regulations that apply to Internet communications, commerce and advertising are becoming more prevalent and restrictive. These regulations could affect the costs and effectiveness of communicating over the Internet and could adversely affect the demand for our services, the efficiency of our display advertising or otherwise harm our business, results of operations and financial condition.

Our corporate image might be impaired as a result of negative publicity about our use of personal information in our service offerings, causing a corresponding drop in our stock price.

Existing and future privacy laws and sensitivity of consumers to unauthorized disclosures and use of personal information may create negative reactions by investors and customers to our business practices. Public concerns regarding data collection, privacy and security may cause some potential customers to choose not to purchase our services and some potential investors not to purchase our common stock, which would inhibit or reverse the growth of our business and negatively impact our stock price. Any perception that our services might invade consumer privacy, even if our practices are in compliance with applicable law, may subject us to adverse publicity and could impact our business and the trading price of our common stock.

Publicity by politicians and regulators threatening legislative or administrative action for political or other reasons could adversely affect our business or the trading price of our common stock, whether or not the threats should ever materialize. For example, the Washington State Attorney General recently issued a press release stating that he is sponsoring legislation prohibiting companies from selling cell phone directory services without an express opt-in by cell phone owners and naming Intelius because we had recently begun offering cell phone directory services.

We could be subject to legal claims, government enforcement actions and damage to our reputation if we or our customers fail to comply with federal, state and foreign laws, regulations or policies governing consumer privacy, which could materially harm our business.

Recent growing public concern regarding privacy and the collection, distribution and use of information about Internet users has led to increased federal, state and foreign scrutiny and legislative and regulatory activity concerning data collection and use practices. The United States Congress has considered, and will continue to consider, legislation regarding privacy and data security measures (for example, the Personal Data Privacy and Security Act of 2007). Any failure by us to comply with applicable federal, state and foreign laws and the requirements of regulatory authorities may result in, among other things, indemnification liability to our customers and the advertising agencies with which we work, administrative enforcement actions and fines, class action lawsuits, cease and desist orders, and civil and criminal liability. Our failure to comply with these or other federal, state or foreign laws could result in liability and materially harm our business.

In addition to government activity, privacy advocacy groups and the technology and direct marketing industries are considering various new, additional or different self-regulatory standards. This focus, and any legislation, regulations or standards promulgated, may impact us adversely. Governments, trade associations and industry self-regulatory groups may enact more burdensome laws, regulations and guidelines, including consumer privacy laws, affecting our customers and us. Since many of the proposed laws or regulations are just being developed, and a consensus on privacy and data usage has not been reached, we cannot yet determine the impact these proposed laws or regulations may have on our business.

Third parties may bring class action lawsuits against us relating to online privacy and data collection. We disclose our information collection and dissemination policies, and we may be subject to claims if we act or are perceived to act inconsistently with these published policies. Any claims or inquiries could be costly and divert management’s attention, and the outcome of such claims or inquiries could harm our reputation and our business.

Our customers are also subject to various federal and state laws concerning the collection and use of information regarding individuals. We cannot assure you that our customers are currently in compliance, or will remain in compliance, with these laws and their own privacy policies. We may be held liable if our customers use our services in a manner that is not in compliance with these laws or their own stated privacy policies.

Laws governing Internet communications and commerce over the Internet could adversely affect our business.

The legal and regulatory environment pertaining to the Internet is uncertain and may change in the future. New laws may be passed, existing laws may be deemed to apply to the Internet or existing legal safe harbors may be narrowed, both by U.S. federal or state governments and by governments of foreign jurisdictions. These changes could affect, among other things, user privacy and security issues, consumer protection, sales tax and other taxes, and cross-border commerce.

The adoption of any new laws or regulations, or the application or interpretation of existing laws or regulations to the Internet, could hinder growth in use of the Internet and online services generally, and decrease acceptance of the Internet and online services as a means of communication, commerce and advertising. In addition, it could increase our costs of doing business, subject our business to increased liability or prevent us from delivering our services over the Internet, thereby harming our business and results of operations.

The introduction of tax laws targeting companies engaged in electronic commerce could materially adversely affect our business, financial condition and results of operation.

We file tax returns in those states where existing regulations applicable to traditional businesses require these filings. However, one or more states could seek to impose additional income tax obligations or sales tax collection obligations on out-of-jurisdiction companies, such as ours, that engage in or facilitate electronic commerce. A number of proposals have been made at various government levels that could impose taxes on the sale of services through the Internet or on the income derived from these sales. These proposals, if adopted, could substantially impair the growth of electronic commerce and materially adversely affect our business, financial condition and results of operations.

The moratorium on certain U.S. federal, state and local taxation of online services and electronic commerce was recently extended by the U.S. Congress to November 1, 2014. Any future imposition of these taxes could materially adversely affect our business, financial condition and results of operations.

The market for intelligence services is at an early stage of development, and if it does not develop as quickly as we expect, our business will be harmed.

The market for intelligence services is at an early stage of development, and it is uncertain whether high levels of demand for these services will emerge and be sustained. Our success will depend to a substantial extent on whether these services achieve high levels of market acceptance among consumers and enterprises. Historically, only a limited number of companies have had success charging consumers for information or information-related service offerings over the Internet, and increased market acceptance of these services will depend on whether a broad segment of the consumer and enterprise markets demonstrates a willingness to pay for these services. Other factors that may affect market acceptance include:

•	awareness by consumers and enterprises of the availability of intelligence services provided over the Internet;

•	the accuracy, reliability and security of these services;

•	availability at a reasonable cost of the underlying data that are used to provide these services;

•	whether new search tools or other offerings emerge that render these services obsolete; and

•	the quality of the customer experience and levels of customer service provided by information service providers.

If demand for these services among consumers and enterprises does not develop, or does not develop at the rate that we expect, then our long-term prospects and operating results will be harmed.

To the extent the availability of free or relatively inexpensive Internet access to information increases, the demand for our services may decrease, which could harm our business.

Public sources of free or relatively inexpensive information have become increasingly available, particularly through the Internet, and we expect this trend to continue. Government agencies in particular have increased the amount of information to which they provide free public access. Public sources of free or relatively inexpensive information may reduce demand for our services. To the extent that customers choose not to obtain services from us and instead rely on information obtained at little or no cost from these public sources, our revenues could decrease, which may have an adverse effect on our business, financial condition and results of operations.

We may be subject to and in violation of state private investigator licensing laws and regulations, which could adversely affect our ability to do business in some states and subject us to liability.

The laws and regulations relating to private investigator licensing requirements vary among the states and are subject to differing interpretations. If we do not correctly interpret and comply with these laws and regulations, we may be subject to penalties or restrictions on our ability to continue our operations in certain states. We are not currently licensed as a private investigator in any state. We cannot assure you that we will not receive inquiries from, or be subject to, enforcement actions by state agencies. If we are required to cease or limit our operations in one or more states, it could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to This Offering and Our Common Stock

Our directors, executive officers and principal stockholders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control.

After this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate,  % of our outstanding common stock. As a result, these stockholders, acting together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by:

•	delaying, deferring or preventing a change in control of us;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

An active, liquid and orderly trading market for our common stock may not develop.

Prior to this offering, there has been no public market for any shares of our common stock. We and the representatives of the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering. In addition, the trading price of our common stock following this offering is likely to be volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include:

•	quarterly variations in our results of operations or those of our competitors;

•	our ability to develop and market new and enhanced services on a timely basis;

•	announcements by us or our competitors of significant acquisitions, new services, material contracts or new commercial relationships;

•	changes in the makeup of competition for our various service offerings;

•	commencement of, our involvement in, or results of litigation;

•	a determination by the FTC that our consumer services are regulated by the FCRA;

•	changes in federal, state or local regulation affecting our business;

•	negative media coverage or legislative action focusing on us or our industry;

•	changes in earnings estimates or recommendations by any public market analysts who elect to follow our company;

•	whether any public market analysts choose to follow our company and continue to follow our company;

•	any major change in our Board of Directors or management; and

•	general economic conditions and slow or negative growth of our markets.

In addition, the stock market in general, and the market for the shares of Internet companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market prices of companies’ stock, including ours, regardless of their actual operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigation has often been instituted against these companies. This type of litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Provisions in our restated certificate of incorporation and amended and restated bylaws and under Delaware law could discourage a takeover that stockholders may consider favorable.

Our restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the completion of this offering, contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	authorize the issuance of 10,000,000 shares of “blank check” preferred stock that our Board of Directors could issue to increase the number of outstanding shares to discourage a takeover attempt or which could be used in connection with the adoption of a stockholder rights plan, or “poison pill”;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders; and

•	prohibit stockholders from calling special meetings, which may deter a takeover attempt.

Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any holder of 15% or more of our capital stock for a period of three years following the date on which the stockholder acquired such ownership percentage, unless, among other things, our Board of Directors has approved the transaction. This statute likewise may discourage, delay or prevent a change of control of Intelius.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $      in net tangible book value per share from the price you paid, based on the pro forma net tangible book value of our common stock at December 31, 2007 and an assumed initial public offering price of $      per share. If previously granted options to purchase shares of our common stock are exercised, additional dilution will occur. As of December 31, 2007, options to purchase 3,321,725 shares of our common stock at a weighted average exercise price of $4.05 per share were outstanding.

Future sales of shares by our existing stockholders or option holders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares outstanding as of December 31, 2007, after this offering, we will have outstanding a total of           shares of our common stock. Of these shares, the           shares of common stock to be sold in this offering by us will be freely tradable, without restriction, in the public market. Of the remaining           shares,           shares are subject to 180-day lock-up agreements between our stockholders and Deutsche Bank Securities Inc. and Bear, Stearns & Co. Inc., which may, in their sole discretion, permit our directors, officers, employees and stockholders to sell shares prior to the expiration of the 180-day contractual lock-up period. For additional information, see “Shares Eligible for Future Sale—Lock-Up Agreements.” The remaining           shares of our common stock will be freely tradable immediately, without restriction, in the public market.

In addition, as of December 31, 2007, 3,321,725 shares underlying outstanding stock options will, to the extent they are exercised, become eligible for sale in the public market to the extent permitted by the provisions of various option agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, or the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. For additional information, see “Shares Eligible for Future Sale.”

Because management has broad discretion regarding the use of the net proceeds from this offering, you may not agree with how we use them, and these proceeds may not be invested successfully.

Our management will have broad discretion with respect to the net proceeds from this offering. We intend to use the net proceeds from the offering for working capital and other general corporate purposes. However, we are continuously seeking new opportunities to apply our intelligence services platform to new service offerings, both within the U.S. and abroad, and some of the proceeds may be used in pursuing one or more of these new opportunities. You will be relying on the judgment of our management concerning these uses, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds will be used appropriately. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, either of which could cause the price of our common stock to decline.

We have never paid cash dividends and we do not anticipate paying cash dividends in the foreseeable future.

We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
AND INDUSTRY DATA

This prospectus includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	anticipated growth of and trends in the market for intelligence services provided over the Internet and for intelligence services generally;

•	our ability to anticipate market needs or to develop and release, on a timely basis, new or enhanced services to meet those needs;

•	our ability to maintain our relationships with third-party websites and search engines, to expand those relationships, and to develop new online advertising relationships;

•	our ability to generate greater awareness of our brand and to increase direct traffic to our websites;

•	our ability to compete in our market;

•	our intention to make acquisitions in the future, including our ability to identify acquisition targets and to manage any potential acquisitions successfully;

•	our intention to expand into international markets in the future and our ability to manage this expansion;

•	our future funding needs and ability to obtain funding on acceptable terms;

•	our expectations regarding the use of proceeds from this offering; and

•	other statements regarding anticipated trends and challenges in our business and the market in which we operate.

Forward-looking statements involve risks, assumptions and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the section titled “Risk Factors” and elsewhere in this prospectus for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as provided by law.

This prospectus also contains statistical data and estimates, including those relating to market size and growth rates of the markets in which we participate, that we obtained from industry publications and reports generated by, among others, BusinessWeek, comScore, eMarketer, IDC and Interactive Advertising Bureau.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock in this offering will be approximately $          , assuming an initial public offering price of $           per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses. Each $1.00 increase or decrease in the assumed initial public offering price of $           per share would increase or decrease, as applicable, the net proceeds to us by approximately $           million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. If the underwriters’ option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $          .

We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including to finance our growth, develop new service offerings and fund capital expenditures. In addition, we may choose to expand our current business through potential acquisitions of other complementary domain names, businesses, services or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time. We also are continuously seeking new opportunities to apply our intelligence services platform to new service offerings, both within the U.S. and abroad, and some of the proceeds may eventually be used in pursuing one or more of these new opportunities.

Our management will retain broad discretion in the allocation and use of the net proceeds of this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds. Pending the uses described above, we will invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities. We cannot predict whether this investment of the net proceeds will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We do not anticipate paying cash dividends within the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2007 as follows:

•	on an actual basis;

•	on a pro forma basis to give effect to (1) the amendment of our certificate of incorporation in January 2008 to (i) redesignate our shares of Class A common stock as common stock, (ii) increase our authorized common stock to 100,000,000 shares and (iii) authorize 10,000,000 shares of “blank check” preferred stock and (2) the conversion of all outstanding shares of preferred stock into common stock on a one-to-one basis upon the completion of the offering; and

•	on a pro forma as adjusted basis to give effect to (1) our receipt of the net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the range shown on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and our estimated offering expenses and (2) the filing of our restated certificate of incorporation in Delaware immediately prior to the completion of this offering.

You should read this table in conjunction with the sections entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2007
			Pro Forma
	Actual	Pro Forma	as Adjusted (1)
	(in thousands, except share and per share data)

Cash and cash equivalents	$11,811	$11,811	$

Capital lease obligations	121	121

Stockholders’ equity:

Convertible preferred stock, $0.0001 par value: 3,000,000 shares authorized; 1,667,500 shares issued and outstanding, actual; 3,000,000 shares authorized, no shares issued or outstanding, pro forma; no shares authorized, issued or outstanding, pro forma as adjusted	—	—

Preferred stock, $0.0001 par value: no shares authorized, issued or outstanding, actual and pro forma; 10,000,000 shares authorized, no shares issued or outstanding, pro forma as adjusted	—	—

Common stock, Class A, $0.0001 par value: 30,000,000 shares authorized, 21,888,384 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	2	—

Common stock, $0.0001 par value: no shares authorized, issued or outstanding, actual; 100,000,000 shares authorized, 23,555,884 shares issued and outstanding, pro forma; 100,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	—	2

Additional paid-in capital	6,517	6,517

Retained earnings	22,585	22,585

Total stockholders’ equity	29,104	29,104

Total capitalization	$41,036	$41,036	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, respectively, the amount of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. If the underwriters’ option to purchase additional shares of our common stock in this offering is exercised in full, the amount of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization would increase by approximately $ , and we would have shares of our common stock issued and outstanding.

This table excludes the following:

•	3,321,725 shares of common stock issuable upon exercise of outstanding options, at a weighted average exercise price of $4.05 per share;

•	320,000 unvested and outstanding restricted stock units; and

•	6,296,849 shares remaining available for issuance pursuant to future awards under our 2005 Stock Incentive Plan, which includes 5,000,000 shares that were reserved for issuance under this plan in January 2008.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. Net tangible book value per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the total number of shares of common stock outstanding.

As of December 31, 2007, the pro forma net tangible book value of our common stock was $20.0 million, or $0.85 per share. The pro forma net tangible book value of common stock gives effect to the conversion in January 2008 of all outstanding shares of Class A common stock on a one-to-one basis into a new class of common stock, and the conversion of all outstanding shares of preferred stock into common stock upon the completion of this offering.

Assuming the sale by us of           shares of common stock offered in this offering at an initial public offering price of $      per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma as adjusted net tangible book value of our common stock as of December 31, 2007 would have been $      , or $      per share. This represents an immediate increase of net tangible book value of $      per share to our existing stockholders and an immediate dilution of $      per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of December 31, 2007, before giving effect to this offering		$0.85
Increase per share attributable to this offering
Pro forma as adjusted net tangible book value per share after giving effect to this offering		—
Dilution per share to new investors in this offering	$

A $1.00 increase or decrease in the assumed initial public offering price of $      would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $      per share and the dilution per share to new investors by $     , assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

The following table shows, as of December 31, 2007, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $      per share, before deducting the estimated underwriting discounts and commissions and our estimated offering expenses.

Average
	Shares Purchased		Total Consideration		Price per
	Number	Percent	Amount	Percent	Share

Existing stockholders
New investors
Total

A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $      million, assuming that the

number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The above discussion and tables are based on 23,555,884 shares outstanding as of December 31, 2007, and do not reflect:

•	3,321,725 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $4.05 per share;

•	320,000 unvested and outstanding restricted stock units; and

•	6,296,849 shares remaining available for issuance pursuant to future awards under our 2005 Stock Incentive Plan, which includes 5,000,000 shares that were reserved for issuance under this plan in January 2008.

If the underwriters exercise in full their over-allotment option to purchase up to           additional shares from us in this offering, our pro forma as adjusted net tangible book value per share as of December 31, 2007 would be $     , representing an immediate increase in pro forma net tangible book value per share attributable to this offering of $      to our existing stockholders and an immediate dilution per share to new investors in this offering of $     . If the underwriters’ over-allotment option is exercised in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding after this offering.

Assuming the exercise in full of outstanding stock options, the pro forma as adjusted net tangible book value at December 31, 2007 would have been $      per share, representing an immediate dilution of $      per share to new investors in this offering. Assuming the exercise in full of the outstanding stock options, the shares purchased by the new investors would constitute     % of all shares purchased from us, and the total consideration paid by new investors would constitute     % of the total consideration paid for all shares purchased from us. In addition, the average price per share paid by existing stockholders would be $     .

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present selected consolidated financial data for our business. The consolidated statements of operations data for the years ended December 31, 2005, 2006 and 2007 and the consolidated balance sheets data as of December 31, 2006 and 2007 have been derived from our consolidated audited financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the period from January 7, 2003 (inception) to December 31, 2003 and for the year ended December 31, 2004 the consolidated balance sheets data as of December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements not included in this prospectus. You should read this financial data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. We derived the consolidated financial data presented below from our audited consolidated financial statements and related notes. The consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

Consolidated Statements of Operations Data(1)

	Period from
	January 7
	(inception) to
	December 31,	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands)

Revenues	$5,313	$18,122	$44,040	$54,720	$88,529
Costs and expenses:
Content and support	1,150	3,162	5,262	6,752	13,895
Sales and marketing	3,067	11,015	26,415	35,545	48,194
Product development	203	825	1,064	1,490	3,328
General and administrative	1,620	1,433	1,831	3,916	6,210

Total costs and expenses	6,040	16,435	34,572	47,703	71,627

Operating income (loss)	(727)	1,687	9,468	7,017	16,902
Interest and other expenses	—	—	—	—	(108)
Interest income	6	9	39	147	215

Income (loss) before income taxes	(721)	1,696	9,507	7,164	17,009
Provision (benefit) for income taxes	(241)	556	3,223	2,647	5,885

Net income (loss)	$(480)	$1,140	$6,284	$4,517	$11,124

	Period from
	January 7
	(inception) to
	December 31,	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands, except per share data)

Net income (loss) per share(2):
Basic	$(0.03)	$0.06	$0.31	$0.22	$0.54
Diluted	$(0.03)	$0.05	$0.28	$0.20	$0.48
Shares used in calculation of basic and diluted net income (loss) per share:
Basic	17,534	20,000	20,203	20,505	20,660
Diluted	17,534	22,009	22,480	22,869	23,345

(1)	As discussed in Note 11 to our consolidated financial statements, in August 2005, we acquired all of the capital stock of Qwil Company, and in November 2006, we acquired substantially all of the assets of IntelliSense Corporation. The results of operations of those acquired companies have been included in our consolidated financial statements since the day of acquisition.

(2)	See Note 2 to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net income (loss) per share.

Consolidated Balance Sheets Data

	As of December 31,
	2003	2004	2005	2006	2007
	(in thousands)

Cash and cash equivalents	$1,627	$1,757	$2,983	$5,327	$11,811
Working capital	983	685	4,154	4,438	13,011
Total assets	2,465	5,241	15,933	22,961	39,493
Deferred revenue	2	155	1,119	1,508	1,274
Total long-term liabilities	22	31	1,281	634	384
Total stockholders’ equity	1,189	2,329	10,358	15,881	29,104

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a leading online Information Commerce company that provides intelligence services to consumers. Our protection services, verification services and information services help our customers manage personal and information security risks that affect their private, professional and social lives, and help them find and verify information about friends, customers and businesses. We generate revenues primarily from consumers who purchase our intelligence services on a pay-per-use basis and from online advertisers that provide targeted and relevant offers to our customers.

We sell our intelligence services through our network of owned and operated websites, including our primary website, www.Intelius.com. The Intelius network of websites was one of the top 100 most visited web properties in the U.S. for January 2008 according to comScore Media Metrix, a leading Internet audience measurement firm. We have established relationships with leading online portals and directories, including Idearc, MSN, Yahoo! and YELLOWPAGES.COM, that market our services on their websites and direct visitors to our websites.

We were formed in January 2003 and began offering our People Search service in February 2003 and our Background Check service in April 2003. Since then, we have periodically released new intelligence services as well as enhancements and variations of our existing offerings. We also have acquired businesses, domain names and other assets that have extended our network of websites and enhanced our ability to market our service offerings. For example, in August 2005 we acquired Qwil Company, which operated addresses.com, for $3.8 million in cash and stock, and, in November 2006 we acquired substantially all of the assets of IntelliSense Corporation, an employment screening business, for $2.5 million in cash and stock.

We generate revenues from the sale of intelligence services, on a transaction or subscription basis, and through the sale of advertising on our websites. Our revenues have grown from $44.0 million in 2005 to $54.7 million in 2006 to $88.5 million in 2007. We generated net income of $6.3 million in 2005, $4.5 million in 2006 and $11.1 million in 2007.

Sources of Revenues

We sell our services, which include the license to use our proprietary software to access our platform, primarily to individual consumers, and since 2005 have sold our services to enterprise customers. In 2006, 94% of our revenues represented consumer revenues and 6% represented enterprise revenues. In 2007, 91% of our revenues represented consumer revenues and 9% represented enterprise revenues.

Consumer Revenues

Consumer revenues include sales of intelligence services to consumers and fees we charge to online advertisers that provide offers to users of our websites. Our intelligence services include protection services, verification services and information services. The majority of our intelligence services revenues are generated from the sale of our Background Check, Phone Number Verification and People Search services. We sell most of our services on a per transaction basis and promptly deliver the services over the Internet in the form of reports that can be viewed on screen or printed. Customers of our intelligence services typically pay at the time of purchase over the Internet by credit card, and we recognize revenues at the time of the transaction in accordance with our revenue recognition policies discussed below. We also sell some of our services on a subscription basis, most commonly over a period of one year, for which we charge the customer upfront and recognize revenues ratably over the subscription period.

Our online advertising revenues include fees from post-transaction advertising, search advertising and display advertising. Revenues from post-transaction advertising are based on cost-per-action, or CPA, arrangements and are recognized when our customers accept an offer for services of a third-party advertiser displayed on our websites. Search advertising revenues are based on cost-per-search, or CPS, arrangements and are recognized when online users complete a search for an advertiser’s information on our websites. Display advertising revenues are based on cost-per-click, or CPC, and cost-per-impression, or CPM, arrangements. Revenues for CPC arrangements are recognized when visitors click on an advertisement displayed on our websites and revenues for CPM arrangements are generated based on the number of times an advertisement is displayed.

Enterprise Revenues

Enterprise revenues include sales of services to businesses and other organizations. Enterprise services include Employment Screening and Tenant Screening. We recognize revenues as services are delivered, in accordance with our revenue recognition policies discussed below, and we typically bill our enterprise customers monthly based on the quantity of services delivered.

Costs and Expenses

Content and Support

Content and support costs consist of content, customer support, credit card processing and website maintenance costs. To provide our intelligence services, we draw upon a wide variety of offline and online data sources, including third parties that compile public, publicly available and commercial record information, credit bureaus and government agencies. Content costs, which represent the majority of our content and support costs, consist of fees paid to third parties for content or data, as well as our internal costs of data processing. Our content fees include fixed monthly fee arrangements for unlimited data access, as well as variable fee arrangements based on data usage. Our content fees should decrease as a percentage of revenue over time as we leverage these data sources across our service offerings and distribution relationships.

Customer support costs reflect compensation-related expenses for our call center employees. Credit card processing costs consist of transaction processing fees that we incur for credit card collections. Website maintenance costs consist of expenses incurred by our network operations, including personnel, depreciation of network equipment, data center lease and operating costs and bandwidth fees. Content and support costs also include allocated facilities and other overhead costs.

Sales and Marketing

Sales and marketing expense consists of advertising and marketing programs, compensation and related expenses for our enterprise sales force and other marketing personnel and amortization of intangible assets. The majority of our sales and marketing expense is related to online advertising and marketing initiatives to attract visitors to our websites and sell our services. Our online advertising and marketing relationships require us to make payments according to revenue-sharing, CPC, CPM or fixed-fee pay structures. We also incur additional expenses to develop our brand, including expenses relating to broadcast and print advertising, trade shows, marketing collateral and public relations. These costs should decrease as a percentage of revenues over time as we increase the number of our service offerings and develop direct relationships with our consumer base to drive more repeat purchases. To the extent that costs of online advertising continue to increase, we may incur unanticipated, significant increases in the costs of attracting customers to our websites, and sales and marketing could increase as a percentage of revenues.

Amortization of marketing-related and customer-related intangible assets and other related costs consists primarily of amortization expense for domain names that we have acquired to attract more direct customer traffic, including domain names and customer relationships we obtained through acquisitions. Sales and marketing costs also include allocated facilities and other overhead costs.

Product Development

Product development expense consists primarily of research and development activities to develop new service offerings and enhance existing service offerings. This cost includes compensation-related expense, allocated facilities and other overhead costs.

General and Administrative

General and administrative expense consists of compensation-related expense, costs of legal, consulting and accounting services, allocated facilities and other overhead costs, state and local taxes and insurance costs.

Stock-Based Compensation

Stock-based compensation consists of compensation expense related to grants to employees of stock options, restricted stock units and restricted stock awards. Prior to January 1, 2006, we accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, and related interpretations, and followed the disclosure provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, “Accounting for Stock-Based Compensation.”

Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of our common stock and the exercise price of the equity award. The fair value of the shares of common stock that underlie the stock options we have granted has historically been determined by our Board of Directors. Because there has been no public market for our common stock, our Board has determined the fair value of our common stock at the time of grant of the option with the assistance of our management based on the methodology discussed later in this filing in connection with our critical accounting policies.

Our Board has granted all stock options since our inception at exercise prices equal to the fair market value of our common stock based on these valuations. Accordingly, we did not record any stock-based compensation expense prior to January 1, 2006.

Effective January 1, 2006, we adopted the provisions of SFAS 123(R), “Share-Based Payment.” SFAS 123(R) requires measurement of compensation expense for all stock-based awards at fair value on the date of grant and recognition of compensation expense over the service period for awards expected to vest. Stock-based compensation expense recognized for 2006 included compensation expense for all stock-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and compensation expense for all stock-based payments granted after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R).

We recorded stock-based compensation expense of $0.7 million in 2006 and $1.8 million in 2007. At December 31, 2007, we had $6.1 million of unrecognized compensation expense related to unvested stock options. The weighted-average period over which we expect to recognize this expense is approximately 3.0 years.

We allocate stock-based compensation expense among customer support under content and support costs, and under sales and marketing, product development and general and administrative expenses, based on the job function of the holders of the outstanding stock options as follows (in thousands):

	Year Ended
	December 31,
	2006	2007

Content and support	$14	$52
Sales and marketing	218	559
Product development	106	252
General and administrative	387	934

Total stock-based compensation expense	$725	$1,797

Results of Operations

Over the past three years, we have experienced revenue growth, which we expect to continue, particularly for our consumer revenues, which consist of sales of intelligence services to consumers and fees we charge to online advertisers that provide offers to users of our websites. We have increased, and expect to continue to increase, our intelligence services revenues by introducing new services, enhancing existing offerings, and attracting new customers through new distribution relationships with leading online properties. For example, we introduced our IDWatch service in late 2005 and made significant enhancements to our Background Check and People Search services in 2006 and 2007, all of which have directly contributed to our revenue growth. We have entered into a number of new distribution agreements, including with MSN in 2007, and the addition of large distribution relationships has had a strong positive effect on our revenue growth. We also expect to increase our revenues from sales of our intelligence services to existing customers. In the past two years, the number of transactions and revenues from customers who come directly to our websites has increased, which has positively impacted our operating margins. This is because we incur minimal incremental sales and marketing costs from sales to these customers in comparison with customers we acquire through our distribution relationships. Our continued growth in intelligence services will depend on our ability to continue introducing compelling services at prices that provide significant value for consumers, as well as the overall growth of Internet usage and the eCommerce market.

Revenues from online advertising have grown significantly since our introduction of post-transaction advertising in July 2007 and have been a major contributor to both revenue and profitability growth since that time. We expect our post-transaction advertising revenues to grow faster than our other advertising revenues and our intelligence services revenues as we expand our advertising customer base and our post-transaction initiatives. Our future growth and profitability from online advertising revenue will depend on the continued health and growth of the online advertising market, our ability to increase sales of intelligence services on our websites and consumers’ willingness to accept offers from our online advertisers.

Enterprise revenues have grown significantly since our purchase of IntelliSense Corporation in November 2006, which we have integrated into our screening platform to enhance our Employment Screening and Tenant Screening services. While we expect enterprise revenues to continue to grow, we believe enterprise revenues will decrease as a percentage of total revenues as consumer revenues grow at a faster rate.

Costs and expenses increased in 2006 and 2007 due to investments that we made in personnel and infrastructure, content and sales and marketing to support revenue growth. In particular, we invested in additional content required for new services that we launched in 2006 and 2007, including Property and Neighborhood Report and our enhanced Background Check offering. Our acquisition of IntelliSense in November 2006 also significantly increased our content and support costs.

Our sales and marketing expenses constitute the majority of our operating expenses and have continued to increase as our intelligence services revenues have grown. These expenses are closely related to our intelligence services revenues, as they include payments to our distribution partners and costs for online advertising to attract new customers. As we expect the price of online advertising to continue to increase, we expect to experience increases in our costs for acquiring new customers; however, we believe that this impact may be partially offset by growth in revenues generated from repeat customers and customers who access our websites directly.

In 2007, we created a new software development environment to enhance and accelerate the process of developing and delivering new services to consumers. We also developed a disaster recovery infrastructure. We expect to continue these facility investments into 2008 and 2009. We have also steadily increased spending on personnel to build our finance and accounting staff in anticipation of becoming a publicly-traded company. We have incurred significant professional fees associated with our focus on becoming a public company. Due to the significant investments we have made over the last two years and our pace of revenue growth, we expect operating expenses to decrease as a percentage of revenues.

The following table provides financial data for the periods indicated as a percentage of revenues:

	Year Ended
	December 31,
	2005	2006	2007

Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Content and support	11.9	12.3	15.7
Sales and marketing	60.0	65.0	54.4
Product development	2.4	2.7	3.8
General and administrative	4.2	7.2	7.0

Total costs and expenses	78.5	87.2	80.9

Operating income	21.5	12.8	19.1
Interest and other expense	—	—	(0.1)
Interest income	0.1	0.3	0.2

Income before income taxes	21.6	13.1	19.2
Provision for income taxes	7.3	4.8	6.6

Net income	14.3%	8.3%	12.6%

Years Ended December 31, 2006 and 2007

Revenues

	Year Ended December 31,		Percent
	2006	2007	Increase

Revenues (in thousands)	$54,720	$88,529	61.8%

The increase in revenues in 2007, as compared to 2006, was due primarily to the increase in consumer revenues, consisting of sales of intelligence services and advertising. The increase in revenues was primarily driven by an increase in advertising revenues, which increased from 5% of our revenues in 2006 to nearly one third of revenues in 2007. At the same time, we continued to attract more visitors to our websites, which resulted in an increased volume of purchases for our intelligence services.

Advertising revenues increased from $3.0 million in 2006 to $23.8 million in 2007. The increase in advertising revenues was driven by the expansion of our search distribution channels and the introduction of post-transaction advertising in July 2007. We generate the majority of our online advertising revenues from two large customers. Those customers, Yellow Book USA, Inc. and Adaptive Marketing LLC, accounted for 11.4% and 17.2%, respectively, of our revenues in 2007. Adaptive Marketing LLC was also a customer for some of our intelligence services. In 2006, Yellow Book USA, Inc. accounted for 4.8% of our revenues, and revenues from Adaptive Marketing LLC were insignificant.

Consumer intelligence services revenues increased from $48.7 million in 2006 to $56.7 million in 2007, primarily due to the increased volume of sales of our existing services and the addition of new marketing relationships, which helped drive additional visitors to our websites.

Enterprise revenues increased from $3.1 million in 2006 to $8.1 million in 2007, primarily due to increased sales of Employment Screening as a result of our acquisition of IntelliSense Corporation in November 2006. The IntelliSense Corporation acquisition allowed us to expand our Employment Screening service offerings and provided us with a larger existing customer base for the related services.

Our revenues grew rapidly from 2006 to 2007. During 2008, we will attempt to continue to grow our revenues by looking for additional revenue opportunities from both our intelligence services and online advertising. The revenue growth may be at a lower rate than the rate achieved during 2007.

Costs and Expenses

Content and Support

	Year Ended December 31,		Percent
	2006	2007	Increase

Content and support (in thousands):	$6,752	$13,895	105.8%
Content and support (as % of revenues):	12.3%	15.7%

Content and support costs increased by $7.1 million in 2007 compared to 2006, primarily due to increases in the costs for content, website maintenance and customer support.

Of this increase, $4.4 million represented an increase in the cost of content purchased from outside vendors. The increase in content costs was primarily attributable to the further development of our Employment Screening services, associated with our acquisition of IntelliSense in November of 2006. Content and support costs also increased due to a higher volume of sales of our consumer intelligence services. Approximately $1.5 million of the increase in content and support costs was attributable to higher compensation-related expenses in network operations and customer support related to increased headcount. The headcount increases resulted in higher costs of expanded facilities and office expenses, which increased by $0.6 million. Personnel and office expenses increased primarily due to the expansion of our customer support center stemming from our IntelliSense acquisition and the expansion of website capacity and related infrastructure of the network operations. The remainder of the increase was due to higher payment processing and web hosting fees associated with increased sales volumes.

We expect our content and support costs to increase as we introduce new services that require new sources of data. We expect content and support costs to decline as a percentage of revenues as revenues increase and we continue to employ fixed-fee, unlimited usage arrangements for some of our data sources.

Sales and Marketing

	Year Ended December 31,		Percent
	2006	2007	Increase

Sales and marketing (in thousands):	$35,545	$48,194	35.6%
Sales and marketing (as % of revenues):	65.0%	54.4%

Sales and marketing expense increased by $12.6 million in 2007 as compared to 2006. $10.5 million of this increase reflects payments for online advertising in connection with increased sales and expanded programs with our distribution partners. An additional $1.8 million is associated with the higher compensation expense of our growing sales and marketing staff, including revenue-based commissions and stock-based compensation. The remainder is due to the increased amortization of intangible assets, primarily domain names, as we continued our investments in new websites during 2007.

We expect sales and marketing expense to increase in absolute amount, but at a decreasing rate, as we enter into new distribution relationships and expand existing advertising relationships to grow our business. We expect our revenues to grow at a faster rate than our sales and marketing expense in the near term as a result of the increase in advertising revenues in our revenues mix, as well as a result of the increase in direct traffic to our websites as customers become more familiar with the services we offer.

Product Development

	Year Ended December 31,		Percent
	2006	2007	Increase

Product development (in thousands):	$1,490	$3,328	123.4%
Product development (as % of revenues):	2.7%	3.8%

Product development expense increased by $1.8 million in 2007 as compared to 2006. This increase was principally attributable to an increase in compensation expense of $1.6 million, including stock-based compensation, related to the hiring of additional personnel. The remainder of this increase was due to an increase in other expenses, such as office rent associated with this increase in headcount.

We expect product development expense to increase in absolute amount as we continue to hire additional personnel to expand and enhance our intelligence service offerings. However, we expect that these expenses will grow at a slower rate than in the past. We expect product development expense to decline as a percentage of revenues as we leverage our development efforts to deliver additional services to an increasing number of visitors to our websites.

General and Administrative

	Year Ended December 31,		Percent
	2006	2007	Increase

General and administrative (in thousands):	$3,916	$6,210	58.6%
General and administrative (as % of revenues):	7.2%	7.0%

General and administrative expense increased by $2.3 million in 2007 as compared to 2006. Of this amount, $1.5 million was attributable to higher compensation expense, including stock-based compensation, related to the hiring of additional personnel, and $0.4 million was attributable to the increase in professional fees for accounting and consulting services.

The increase in accounting and consulting costs reflects costs for developing and implementing new internal control processes in connection with our ongoing efforts to prepare to meet the requirements of the Sarbanes-Oxley Act, as well as the increased complexity of our accounting operations in preparation for our initial public offering. The remainder of the increase in general and administrative expense was attributable to higher allocated corporate overhead expenses and higher business taxes related to the expansion of our operations.

We expect general and administrative expense to increase at a higher rate in absolute amount and to increase as a percentage of revenues in the near term primarily reflecting increased costs associated with becoming a public company, including additional staff and increased legal, accounting and consulting fees. However, we expect general and administrative expense to decline as a percentage of revenues in the long term, as we expect our revenues to grow at a faster rate than these expenses.

Income Taxes

In 2007, we recognized a $5.9 million provision for income taxes, compared to $2.6 million in 2006, due to the increase in our pre-tax income. However, our effective tax rate of 34.6% for 2007 was lower than the effective rate of 36.9% for 2006, due primarily to non-deductible permanent differences in 2006 resulting from the legal and accounting costs incurred as we began preparation for our initial public offering.

Years Ended December 31, 2005 and 2006

Revenues

	Year Ended December 31,		Percent
	2005	2006	Increase

Revenues (in thousands):	$44,040	$54,720	24.3%

The increase in revenues for 2006 compared to 2005 was due primarily to an increase in the volume of sales of consumer intelligence services and, to a lesser extent, due to increases in advertising sales and sales of enterprise intelligence services.

Our consumer intelligence services revenues increased from $42.7 million in 2005 to $48.6 million in 2006 due to the increased sales volume of several of our service offerings, including our Background Check and Phone Number Verification services. The increase was partially offset by a decrease in sales of our People Search service as a result of the termination of a significant distribution relationship promoting this service.

Advertising revenues, which principally consisted of the sale of CPS advertising on the addresses.com website we acquired in August 2005, increased from $0.3 million in 2005 to $3.0 million in 2006.

Enterprise revenues increased from $1.0 million in 2005 to $3.1 million in 2006, due to a higher volume of sales of our Employment Screening services.

No customer accounted for greater than 10% of our revenues in the years ended December 31, 2005 and 2006.

Costs and Expenses

Content and Support

	Year Ended December 31,		Percent
	2005	2006	Increase

Content and support (in thousands):	$5,262	$6,752	28.3%
Content and support (as % of revenues):	11.9%	12.3%

Content and support costs increased by $1.5 million in 2006 compared with 2005 primarily due to increases in content, customer support and website maintenance costs. Approximately $1.0 million of this increase was due to higher content costs as a result of our decision to switch to fixed-fee, unlimited usage arrangements for some of our data sources. The remainder of the increase was attributable to compensation-related expense associated with the growth of our customer support, data processing and network operations departments, as well as costs associated with website maintenance, primarily due to expansion of our website capacity and infrastructure.

Sales and Marketing

	Year Ended December 31,		Percent
	2005	2006	Increase

Sales and marketing (in thousands)	$26,415	$35,545	34.6%
Sales and marketing (as % of revenues)	60.0%	65.0%

Sales and marketing expense increased by $9.1 million in 2006 compared with 2005. Of this amount, $4.4 million reflected higher payments for online advertising in connection with increased sales and $1.7 million was attributable to the print and broadcast advertising campaigns we conducted during 2006 to develop our brand. In addition, $1.7 million was attributable to increased amortization of intangible assets and the remainder of the increase was associated with increases in sales and marketing personnel and compensation expense and our adoption of SFAS 123(R).

Product Development

	Year Ended December 31,		Percent
	2005	2006	Increase

Product development (in thousands)	$1,064	$1,490	40.0%
Product development (as % of revenues)	2.4%	2.7%

Product development expense increased by $0.4 million in 2006 compared with 2005. This increase was principally attributable to additional personnel and stock-based compensation expense and our adoption of SFAS 123(R).

General and Administrative

	Year Ended December 31,		Percent
	2005	2006	Increase

General and administrative (in thousands)	$1,831	$3,916	113.9%
General and administrative (as % of revenues)	4.2%	7.2%

General and administrative expense increased by $2.1 million in 2006 compared with 2005. Of this amount, $1.3 million was attributable to increases in outside consulting fees for legal and accounting services. The remainder of the increase was largely attributable to increases in personnel and other costs related to our preparation to be a public company and our adoption of SFAS 123(R).

Income Taxes

For the year ended December 31, 2006, we recognized a $2.6 million provision for income taxes, compared to $3.2 million in the year ended December 31, 2005, due to the decrease in our taxable income for the related periods. However, our effective tax rate of 36.9% for 2006 was higher than the effective rate of 33.9% for 2005, due primarily to non-deductible permanent differences in 2006 resulting from the legal, accounting and consulting costs incurred as we began preparation for our initial public offering.

Quarterly Results of Operations

The following tables provide our unaudited results of operations, for each quarter in the eight-quarter period ended December 31, 2007. In our opinion, this unaudited information has been prepared on the same basis as our audited consolidated financial statements. This information includes all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented when read in conjunction with our consolidated financial statements and the notes to our consolidated financial statements. The results of operations for any quarter are not necessarily indicative of our future results.

	Three Months Ended
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,
	2006	2006	2006	2006	2007	2007	2007	2007
	(in thousands)

Revenues	$13,759	$11,877	$14,296	$14,788	$17,242	$17,745	$25,251	$28,291
Costs and expenses:
Content and support	1,403	1,417	1,606	2,326	2,899	3,512	3,563	3,921
Sales and marketing	7,960	7,437	9,668	10,480	10,668	11,016	12,951	13,559
Product development	280	314	397	499	509	657	950	1,212
General and administrative	472	823	1,379	1,242	1,197	1,493	1,609	1,911

Total costs and expenses	10,115	9,991	13,050	14,547	15,273	16,678	19,073	20,603

Operating income	3,644	1,886	1,246	241	1,969	1,067	6,178	7,688
Interest and other expenses	—	—	—	—	—	(103)	(3)	(2)
Interest income	21	55	33	38	44	37	36	98

Income before income taxes	3,665	1,941	1,279	279	2,013	1,001	6,211	7,784
Provision for income taxes	1,248	665	589	145	711	261	2,121	2,792

Net income	$2,417	$1,276	$690	$134	$1,302	$740	$4,090	$4,992

Our revenues declined from the first quarter of 2006 to the second quarter of 2006 primarily as a result of the termination of a distribution relationship and the decline in the number of visitors from another website.

Our revenues increased in the third quarter of 2006 relative to the second quarter of 2006 primarily as a result of the introduction of search advertising.

Our revenues increased in both the third and fourth quarters of 2007 relative to the second quarter of 2007 primarily as a result of the introduction of post-transaction advertising.

Our content and support costs increased in the fourth quarter of 2006 relative to the third quarter of 2006 due to an increase in costs related to IntelliSense Corporation, which we acquired during the fourth quarter of 2006.

In the first quarter of 2007, we began accelerating our investment in content and support infrastructure required to introduce new service offerings in the second half of 2007. This is reflected in our increased content and support costs in the first and second quarters of 2007. Additional increases in content and support costs in the fourth quarter of 2007 reflect a further expansion of our network infrastructure as we began leasing a new network hosting facility.

In the second half of 2006, we began testing a broadcast advertising campaign, which resulted in an increase in sales and marketing expense in the third and fourth quarters. Our sales and marketing expense increased in the third quarter of 2007 as a result of increased spending on web advertising, which contributed to our significant increase in revenues.

Our product development expense has continued to increase due to the growth in our engineering staff dedicated to new service development. Our general and administrative expense has continued to increase as a result of the increase in our finance and accounting personnel and increased professional fees related to our preparation to become a public company.

Liquidity and Capital Resources

Since our inception, we have funded our operations and met our capital expenditure requirements primarily from cash flow from operations and the sale of equity securities. As of December 31, 2006 and as of December 31, 2007, we had $5.3 million and $11.8 million, respectively, in cash and cash equivalents. Our working capital as of December 31, 2006 and as of December 31, 2007 was $4.4 million and $13.0 million, respectively.

The following table presents a summary of our cash flows for the years ended December 31, 2005, 2006 and 2007 (in thousands):

	Year Ended December 31,
	2005	2006	2007

Net cash provided by operating activities	$4,119	$9,308	$12,842
Net cash used in investing activities	(2,368)	(6,872)	(6,660)
Net cash provided by (used in) financing activities	(525)	(92)	302

Historically, our Chief Executive Officer paid a significant component of our Internet advertising and other operating expenses on our behalf, using his personal credit card, and was reimbursed monthly by us. Use of our Chief Executive Officer’s personal credit provided us with access to higher credit limits and provided us with greater financial and operational flexibility. These payments aggregated $14.3 million from our inception through December 31, 2006, including $4.2 million during 2005 and $3.6 million during 2006. In the first half of 2007, the costs of Internet advertising paid through this credit card amounted to $76,000. Since the beginning of the third quarter of 2007, we no longer use this credit card to pay for those expenses. Our Chief Executive Officer also guaranteed rental payments on one of our leases that expired in October 2005, which aggregated $0.2 million from inception to October 2005, including $49,000 in 2005.

Operating Activities

Our operating activities provided net cash of $4.1 million, $9.3 million and $12.8 million in 2005, 2006 and 2007, respectively. This net cash resulted primarily from net income.

The difference between our net income and our operating cash inflows is attributable to non-cash expenses included in net income, and changes in the operating assets and liabilities, as presented below (in thousands):

	Year Ended December 31,
	2005	2006	2007

Net income	$6,284	$4,517	$11,124
Add: non-cash expenses	790	3,364	5,644
Add (deduct): changes in operating assets and liabilities	(2,955)	1,427	(3,926)

Net cash provided by operating activities	$4,119	$9,308	$12,842

Non-cash expenses are associated with the amortization of databases and other intangible assets, depreciation and amortization of property and equipment, and, in 2006 and 2007, stock-based compensation expense resulting from the issuance of stock options.

Changes in operating assets and liabilities primarily reflect changes in working capital components of the balance sheet apart from cash and cash equivalents. Net cash provided by operating activities also reflects changes in some non-current components of the balance sheet, such as long-term deferred revenue, long-term deferred rent, long-term tax assets and liabilities and non-current deposits.

Investing Activities

Cash used in investing activities was $2.4 million, $6.9 million and $6.7 million in 2005, 2006 and 2007, respectively. Net cash outflows from investing activities in 2005, 2006 and 2007 were primarily the result of purchases of property and equipment, databases and other intangible assets. In 2005 and in 2006, in addition to purchases of property and equipment, our net cash used in investing activities also reflected acquisitions of businesses. In 2005, $1.7 million of cash was paid in connection with the acquisition of Qwil Company, net of the cash balance acquired. In 2006, $2.2 million in cash was paid in connection with the acquisition of IntelliSense Corporation.

In 2006 and 2007, intangible asset purchases of $3.7 million and $2.5 million reflected primarily the acquisition of domain names that allowed us to expand our customer base. In 2007, cash used in investing activities included $3.8 million of fixed asset purchases, primarily aimed at the expansion of our network operational capacity and the expansion of office facilities to support our growing company.

Financing Activities

Cash used in financing activities of $0.5 million in 2005 reflected a partial repayment of a loan to a stockholder. Cash used in financial activities of $0.1 million in 2006 also reflected the final repayment of $0.2 million of this loan. Our acquisition of Qwil Company in August 2005 resulted in indebtedness to the primary shareholder of Qwil, which we repaid in several installments during the second half of 2005 and in the first quarter of 2006.

In 2006, the cash used in financing activities was partially offset by proceeds from the issuance of stock upon the exercise of employee stock options. In 2007, the net inflows reflect primarily the proceeds from the issuance of stock upon the exercise of employee stock options.

We believe the net proceeds we will receive from this offering, together with our existing cash and cash equivalents and any operating cash flow, will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months. However, our ability to generate cash is subject to our performance, general economic conditions, industry trends and other factors. To the extent that funds from this offering, together with existing cash and cash equivalents, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. If additional funds are obtained by issuing equity securities, substantial dilution to existing stockholders may result. We may be unable to secure additional funds on terms favorable to us or at all.

Contractual Obligations and Contingencies

We lease office space under operating leases that are not cancelable. Our facilities commitments include leases for our corporate headquarters in Bellevue, Washington and for our customer support office in Bothell, Washington. We also lease small sales offices in a few other states. Our operating leases expire at various times between 2008 and 2012.

Since March 2007, we have leased certain computer equipment under a three-year capital lease.

Our purchase obligations include primarily the arrangements to acquire data that we use to provide our consumer intelligence services, as well as guaranteed minimums on certain advertising contracts and payments for hosting our network operations center.

Our contractual commitments at December 31, 2007 are presented below (in thousands):

	Payment Due by Period
		Due in	Due in	Due in
	Total	2008	2009-2010	2011-2012	Thereafter

Operating lease obligations	$4,363	$980	$1,909	$1,474	$—
Capital lease obligations	131	58	73	—	—
Purchase obligations	4,423	2,644	1,729	50	—

Total	$8,917	$3,682	$3,711	$1,524	$—

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as defined under Item 303 of Regulation S-K.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, we evaluate significant estimates used in preparing our financial statements, including those related to:

•	revenue recognition, including allowances for estimated sales returns and uncollectible accounts;

•	stock-based compensation;

•	the allocation of purchase price in business combinations to intangible assets; and

•	accounting for goodwill and other long-lived intangible assets.

We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates if our assumptions change or if actual circumstances differ from those in our assumptions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in preparing our consolidated financial statements.

Revenue Recognition

We recognize revenues when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectibility is reasonably assured.

In general, we generate revenues either by charging our customers fees for intelligence services or by selling advertising on our websites.

We sell intelligence services to consumers on a transaction or subscription basis. Our customers receive our intelligence services in the form of reports delivered instantly over the Internet at the time of sale. Consumers typically pay at the time of purchase by credit card. In addition, we sell subscriptions to periodic reports such as our Background Monitoring service, and continuous services such as our IDWatch service.

We also sell to enterprises intelligence services that are comprised of screening, such as employment and tenant screening. Those services are sold on a transaction or subscription basis. Enterprise customers are ordinarily billed on a monthly basis; however, we also make prepayment arrangements available to our customers.

All of our intelligence services include a license to use our proprietary software to access our platform. Each transaction is considered a single delivered element. As a result, the entire fee is recognized when the reports are delivered to the customer. We do not provide post-contract support services and have no ongoing obligation after the delivery of the reports.

Unearned revenues are recorded when payments are made by customers for volume purchases of reports in advance of report delivery and amortized into revenues as the reports are delivered. Revenues from the sale of subscriptions to periodic reports and continuous services are recognized on a straight-line basis over the term of the agreement, ranging from three months to three years.

For distribution relationships in which we share a portion of the revenues earned through a distributor’s website, revenues are recorded on a gross basis in accordance with Emerging Issues Task Force Issue 99-19 (EITF 99-19), “Reporting Revenue Gross as a Principal versus Net as an Agent.”

We also generate revenues from performance-based advertising for online advertisers through post-transaction, search and display advertisements placed on selected sections of our websites.

Revenues from post-transaction advertising are based on CPA arrangements. Revenues generated from CPA arrangements are recognized when our customers accept an offer for services of a third-party advertiser displayed on our websites.

Search advertising revenues are based on CPS arrangements. Revenues are generated when online users complete a search for an advertiser’s information on our websites.

Revenues from display advertising are derived from CPC and CPM arrangements. In the case of CPC arrangements, we generate revenues from the display of text and image based links to the websites of our advertisers, which are placed on our websites. We recognize revenues from these arrangements as “click-throughs” occur. A “click-through” occurs when a user clicks on an advertiser’s listing. Revenues on CPM contracts are recognized as “impressions” (the number of times that an advertisement appears in pages viewed by users of our websites) are delivered.

We are able to determine that the criteria for revenue recognition have been met by examining objective data, and the only estimates that we generally have to make regarding revenue recognition pertain to the collectibility of the resulting receivable and the estimation of future returns.

We record a provision for estimated sales returns in the same period the related revenues are recorded. These estimates are based on historical sales return rates and other known factors. If the historical data we use to calculate these estimates do not properly reflect future returns, then a change in the allowance would be made in the period in which such a determination is made and revenues in that period could be materially affected.

Our allowance for doubtful accounts is recorded based on the volume of past due accounts, our historical experience, as well as upon assessment of various other factors. Significant judgment is required when we assess the ultimate realization of receivables, including the probability of collection and the creditworthiness of each customer.

Stock-based Compensation

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS 123(R), “Share-Based Payment,” which requires companies to recognize compensation expense for all stock-based payments to employees, including grants of employee stock options, in their statements of operations based on the fair value of the awards, and we adopted SFAS 123(R) as of January 1, 2006.

Determining the appropriate fair-value model and calculating the fair value of stock-based awards at the date of grant using any valuation model requires judgment. We use the Black-Scholes option pricing model to estimate the fair value of employee stock options, consistent with the provisions of SFAS 123(R). Option pricing models, including the Black-Scholes model, require the use of input assumptions, including expected volatility, expected term, expected dividend rate and expected risk-free rate of return. Because our stock is not currently publicly traded, we do not have observable share-price volatility; therefore, we estimate our expected volatility based on that of similar publicly-traded companies and expect to continue to do so until such time as we might have adequate historical data from our own traded share price. We estimate our options’ expected terms using our best estimate of the period of time from the grant date that we expect the options to remain outstanding. If we determine that another method to estimate expected volatility or expected term is more reasonable than our current methods, or if another method for calculating these input assumptions is prescribed by authoritative guidance, the fair value calculated for stock options could change significantly. Higher volatility and longer expected terms result in a proportional increase to stock-based compensation determined at the date of grant. The expected dividend rate and expected risk-free rate of return are not as significant to the calculation of fair value.

In addition, SFAS 123(R) requires us to develop an estimate of the number of stock-based awards which will be forfeited due to employee turnover. Quarterly changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements during the quarter of the change. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. These adjustments affect our content and support costs, selling and marketing expense, product development expense and general and administrative expense. For 2006 and 2007, the effect of forfeiture adjustments on our financial statements has been insignificant. The expense we recognize in future periods could differ significantly from the current period and/or our forecasts due to adjustments in the assumed forfeiture rates.

The fair value of our common stock during the years ended December 31, 2006 and 2007 was determined by our Board of Directors with assistance from our management. In conducting the contemporaneous valuations, we used a two-step methodology that first estimated the fair value of our company as a whole and then allocated a portion of the enterprise value to our common stock. This approach is consistent with the methods outlined in the AICPA Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation.”

The valuation methodology used included both an “income approach” and a “market approach” to estimate enterprise value. The income approach involved forecasting future cash flows and discounting those cash flows to present value using an equity discount rate of 21%. Future cash flows were estimated by our management based on several factors, including:

•	historical results;

•	recently acquired assets;

•	key customer contracts; and

•	addition of new revenue opportunities.

The discount rate was estimated using the capital asset pricing model with a beta coefficient derived from guideline public companies.

The market approach consisted of identifying eight publicly-traded companies in the information retrieval services industries, computing pricing metrics such as “enterprise value to revenue” and “enterprise value to EBITDA” and applying these metrics to our revenues and EBITDA, respectively.

We also reviewed merger and acquisition pricing data from such sources as “Thomson Financial Mergers & Acquisitions.” The identified transaction metrics, “enterprise value to revenue” and “enterprise value to EBITDA” were applied to our revenues and EBITDA, respectively.

To allocate enterprise value to the various securities that comprise our capital structure, the probability expected return method was used. This allocation model was selected based on our belief that an initial public offering could be consummated in the foreseeable future and the potential increase in the value of our common stock that would accompany such an event. In implementing the probability expected return method, we:

•	estimated an initial public offering price based on management’s revenue forecast and current pricing metrics;

•	assigned a value to the company under a “stay private” scenario based on the income and market approaches discussed previously; and

•	assigned a probability of occurrence to each of these potential outcomes based on our performance and stock market conditions.

Future value was then allocated to our equity securities based on each class’s rights and preferences. The allocated future value of each class of equity security was then discounted to the present based on a capital asset pricing model-derived discount rate.

Business Combinations Purchase Price Allocation

We account for our business combinations using the purchase method of accounting prescribed by SFAS 141, “Business Combinations.” We allocate the total consideration paid in an acquisition to the fair value of the acquired company’s identifiable assets and liabilities. The remainder of consideration is allocated to goodwill.

We identify and record separately the intangible assets acquired apart from goodwill based on the specific criteria for separate recognition established in SFAS 141, namely:

•	the asset arises from contractual or other legal rights; or

•	the asset is capable of being separated from the acquired entity and sold, transferred, licensed, rented or exchanged.

The application of the purchase method of accounting requires companies to assign values to acquired assets and liabilities, including intangible assets acquired, based on their fair value. The determination of fair value for acquired assets, particularly intangible assets, requires a high degree of judgment, and estimates often involve significant subjectivity due to the lack of transparent market data or listed market prices. The choice of different valuation models or assumptions may result in different amounts of goodwill and other acquisition intangible assets and different lives for amortizable intangible assets.

Accounting for Goodwill and Other Intangible Long-Lived Assets

Our business acquisitions have resulted in, and future acquisitions typically will result in, the recording of goodwill, which represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed, including acquired domains or any other intangible assets with definite lives.

Pursuant to SFAS 142, “Goodwill and Other Intangible Assets,” we test purchased goodwill for impairment at least annually. Application of the goodwill impairment test may require judgments, including those inherent in the determination of fair value of the reporting unit in which the goodwill resides and the resulting determination of the implicit value of the goodwill. Significant judgments required to estimate the fair value include estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value.

Separable intangible assets, which consist primarily of domains, databases and customer-related intangible assets, are considered to have definite lives and are amortized over their useful lives ranging between three and ten years. Management is required to estimate the useful lives of those intangible assets. Useful lives are determined based on historic observations. The estimation of useful lives also requires a significant amount of judgment related to matters such as future changes in technology, possible changes in business strategy, legal issues related to allowable uses of data, the relevance of the historic records over passage of time and other matters.

In accordance with SFAS 144, “Accounting for the Impairment of Disposal of Long-Lived Assets,” these assets are also reviewed on a regular basis for the existence of facts and circumstances, both internal and external, which may suggest potential impairment. The determination of whether these intangible assets are impaired involves significant judgments based on short- and long-term projections of future performance. Certain of these forecasts reflect assumptions regarding our ability to continue to develop and ultimately to commercialize the services based on these intangible assets, as well as our projections of future cash flows from these services. Changes in strategy and/or market conditions may result in an impairment charge to our operating expenses, which could have an adverse effect on our results of operations.

Quantitative and Qualitative Disclosures about Market Risk

Our investment portfolio, consisting of investment in a money market fund, was $9.8 million as of December 31, 2007. The fund invests in fixed income securities, consisting primarily of short-term debt securities of the U.S. and foreign issuers, as well as bank obligations, commercial paper, corporate bonds, municipal securities and other high-quality, short-term obligations.

These securities, like all fixed income instruments, are subject to interest rate risk and will decline in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10% from the levels of December 31, 2007, the decline in the fair value of our investment portfolio would not be material given that our investments typically have interest rate reset features that regularly adjust to current market rates. Additionally, the fund has the ability to hold fixed income investments until maturity and, therefore, we would not expect to recognize any material adverse impact in income or cash flows.

We do not purchase or hold any derivative financial instruments for the purpose of speculation or arbitrage.

To date we have not recognized any operating revenues and have not entered into any material agreements denominated in other than U.S. dollars. Accordingly, we believe we have no material exposure to risk from changes in foreign currency exchange rates.

During the normal course of business we could be subjected to a variety of market risks, as we discussed above. We continuously assess these risks and have established policies and procedures to protect against the adverse effects of these and other potential exposures. Although we do not anticipate any material losses in these risk areas, no assurance can be made that material losses will not be incurred in these areas in the future.

Recent Accounting Pronouncements

In September 2006, FASB issued SFAS 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, our Board of Directors having previously concluded that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, with a one-year deferral for other non-financial assets and liabilities. This statement requires prospective application only and will affect primarily the additional disclosure requirements, in periods after adoption. We are currently evaluating the effects, if any, that the adoption of SFAS 157 will have on our results of operations financial position, cash flows and related disclosures.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115.” SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement of certain financial assets and liabilities under an instrument-by-instrument election. Subsequent measurements for the financial assets and liabilities an entity elects to fair value will be recognized in earnings. SFAS 159 also establishes additional disclosure requirements. This standard is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect, if any, that the adoption of SFAS 159 will have on our results of operations, financial position, cash flows and related disclosures.

In December 2007, the FASB issued SFAS 141 (revised 2007), “Business Combinations” (SFAS 141(R)). Under SFAS 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that companies recognize acquisition-related costs separately from the acquisition and expense those costs as incurred, and that companies generally expense restructuring costs in periods subsequent to the acquisition date. It also requires that changes in valuation allowances for acquired deferred tax assets and acquired income tax uncertainties impact income tax expense. In addition, acquired in-process research and development is capitalized as an intangible asset and amortized over its estimated useful life. The adoption of SFAS 141(R) will change our accounting treatment for business combinations on a prospective basis beginning in the first quarter of fiscal year 2009.

BUSINESS

Overview

We are a leading online Information Commerce company that provides intelligence services to consumers. Our protection services, verification services and information services help our customers manage personal and information security risks that affect their private, professional and social lives, and help them find and verify information about friends, customers and businesses. We generate revenues primarily from consumers who purchase our intelligence services on a pay-per-use basis and from online advertisers that provide targeted and relevant offers to our customers.

We have developed a proprietary service delivery platform that provides our customers with actionable information by applying our sophisticated heuristics and analytics technologies to publicly and commercially available data. Our accurate, timely and useful intelligence services allow our customers to make important decisions regarding people, businesses and assets.

We sell our intelligence services through our network of owned and operated websites, including our primary website, www.Intelius.com. The Intelius network of websites was one of the top 100 most visited web properties in the U.S. for January 2008 according to comScore Media Metrix, a leading Internet audience measurement firm. We have established relationships with leading online portals and directories, including Idearc, MSN, Yahoo! and YELLOWPAGES.COM, that market our services on their websites and direct visitors to our websites.

Since our inception in January 2003, over four million customer accounts have purchased our intelligence services. We have grown rapidly and have increased our revenues from $18.1 million in 2004, our first full year of operations, to $88.5 million in 2007.

Industry Overview

Growth of Commerce and Advertising on the Internet

The Internet has become an increasingly important medium for commerce and entertainment, and an important source of information about people and businesses. Consumers are increasingly using free and paid Internet services to contact acquaintances, gather information about people and businesses, and expand social and professional networks. According to comScore Media Metrix, the number of online searches in the U.S. in January 2008 reached approximately 14.6 billion. BusinessWeek, a leading business publication, reported in July 2007 that over 30% of all online searches are for information about people. While the Internet has become an excellent tool for finding information about people, it also has a wealth of detailed information on commercial products and services, which has been a key contributor to the growth and penetration of the Internet as a retail commerce channel. According to eMarketer, an Internet market research firm, consumer eCommerce sales in the U.S. are expected to reach $243.5 billion in 2011 from $108.7 billion in 2006. Additionally, eMarketer estimates that over 65% of U.S. Internet users purchased a product online in 2006. As online commerce has grown and consumer media consumption has migrated to the Internet, advertisers have begun shifting a greater proportion of their marketing budgets to the Internet. According to IDC, a leading independent research firm, online advertising spending in the U.S. reached $16.9 billion in 2006 and is projected to increase to $31.4 billion by 2011. According to Interactive Advertising Bureau, an Internet industry trade organization within the online advertising market, performance-based advertising, such as cost-per-click and cost-per-action, is the largest and fastest growing segment having grown 55% from 2005 to 2006, representing 47% of the market in 2006.

The Need for Intelligence Services

In today’s society, individuals and businesses often must make critical decisions based on limited or fragmented information. At the same time, the pace of decision-making has accelerated, and risks associated with decisions have increased, as society has become more mobile and contacts traditionally based upon personal referrals have been replaced by more impersonal networks. In response to these developments, consumers and organizations are increasingly turning to the Internet for intelligence services in order to make better informed decisions about the people, businesses and assets with which they interact. Intelligence services provide consumers and organizations with information to help them identify, monitor, interpret and respond to specific situations and their environment. Intelligence services range from basic intelligence information, such as phone numbers and addresses, to advanced intelligence services, such as background screening, employment verification, fraud protection and credit monitoring.

Sources of Information

A wealth of existing information can be used to provide intelligence services that combat fraud, manage information security and mitigate personal safety risks. This information falls into the following categories:

•	Public Records. Public records consist of information that is maintained by government agencies and is generally available, such as property title and lien documents, birth and death certificates, business records, Securities and Exchange Commission filings and court records. In addition, government organizations maintain information available only for restricted uses, including driving records and employment authorizations.

•	Publicly Available Information. Publicly available information consists of online and offline information that is generally available but is not maintained by a government agency, such as names, addresses and telephone numbers of individuals and businesses, professional licensing and trade organization information, press releases and newspaper articles. Publicly available information is increasingly available over the Internet due to the proliferation of online search engines, social networks and directories.

•	Commercial Records. Commercial records consist of records maintained by enterprises that are available for purchase, such as mailing and telemarketing lists, phone connect and disconnect information, and business profile data. Additionally, consumer credit profile information is available pursuant to the Fair Credit Reporting Act.

Challenges Faced by Existing Intelligence Services

Despite the wealth of available information, most free and paid intelligence services face significant challenges and frequently fail to provide consumers and enterprises with valuable, accurate and timely information about people, businesses and assets. These challenges include:

•	Limited Breadth of Data Sources and Information. Many available information services, including Internet search engines, public records and directories, provide access to a single data source or subset of available information, and are not comprehensive in nature.

•	Failure to Integrate Data from Multiple Sources. Data currently resides in disparate online and offline sources and in many different formats. In order to analyze the data and present useful information to a consumer, the data must be aggregated and normalized into a consistent, meaningful format.

•	Failure to Cleanse Out-of-Date or Conflicting Data. Much of the public, publicly available and commercially available information is inaccurate or inconsistent, as many sources fail to regularly update their data and reconcile inaccurate and inconsistent data to create up-to-date records.

•	Lack of Advanced Technologies to Analyze Data. Most intelligence services do not apply the sophisticated heuristics and analytics technologies required to transform raw data into valuable information from which consumers can make useful inferences.

•	Lack of Relevant Information for Specific Decisions. Many services aggregate large volumes of data but fail to integrate the data and present information in an organized and understandable format that can be used to make decisions.

•	Lack of Automation and Efficiency. Services that require extensive research, data collection, cleansing and analysis are often performed manually by private search firms and individuals. These services are time intensive, difficult to scale to a large audience and do not provide on-going reporting.

•	Failure to Provide Quality Services at an Affordable Price. Due to the difficulties and inefficiency in aggregating and reconciling information from a myriad of sources, most service providers are unable to offer quality services at attractive prices to consumers.

The Intelius Solution

We have developed a proprietary platform from which we deliver accurate, useful and timely intelligence services to consumers over the Internet. Our platform dynamically accesses, collects and integrates data from thousands of online and offline data sources and uses sophisticated heuristics and analytics technologies to cleanse, verify and augment this data in real time to provide our customers with actionable information. Our intelligence services, which include the license to use our proprietary software to access our platform, help our customers make important decisions about people, businesses and assets. These services include protection services, verification services and information services, such as Background Check, People Search, Phone Number Verification and Property and Neighborhood Report. We sell our intelligence services on a pay-per-use basis and enable online advertisers to provide targeted and relevant offers to our customers. Key elements of our solution include:

Broad Portfolio of Intelligence Services

We offer over 100 intelligence services, including Background Check, Phone Number Verification, People Search, and Property and Neighborhood Report, that address a variety of consumer and business demands. Our services provide consumers with valuable intelligence that enables them to address potential safety and security concerns, manage and protect their personal information and locate businesses or family, friends and colleagues with whom they have lost contact. We also offer enterprise services to provide businesses with tools and services to identify, screen and administer prospective employees, and enhanced intelligence regarding customers, partners and employees that can be used to mitigate risks, reduce costs, increase efficiency and address regulatory requirements.

Compelling Value and User Experience

We provide a high-quality user experience by delivering valuable services, an intuitive user interface and dedicated customer service at affordable prices. We sell our intelligence services on a pay-per-use basis at price points designed to appeal to a wide cross-section of consumers and to encourage repeat purchase activity. We provide our customers instant access to our services over the Internet through an easy-to-navigate user interface. We actively monitor trends in customer usage and market demand in order to continuously innovate and develop services that anticipate and respond to our customers’ evolving needs. We believe the compelling value and positive user experience we provide enhances customer satisfaction and increases customer loyalty.

Useful Information About People, Businesses and Assets

Our intelligence services are based on an extensive collection of information about people, businesses and assets. The innovative technologies built into our platform enable us to dynamically access, manage, integrate, cleanse and validate massive amounts of data in real time. This data includes more than 15 billion public, publicly available and commercial records from hundreds of internal and external databases and repositories, so that we can provide timely, useful and accurate information that allows our customers to make informed decisions.

Proprietary Technologies and Extensible Intelligence Platform

We have developed advanced proprietary technologies that access, collect and normalize a broad range of information. Our heuristics and analytics technologies verify and augment multiple terabytes of data, usually in disparate formats and varying degrees of accuracy and completeness, from a myriad of sources so that we can make inferences and predictions based on this data. For example, our technologies enable us to construct a single identity profile for a person who has changed his or her last name, address or phone number. Furthermore, our intelligence platform gives us the flexibility to develop and quickly bring to market new service offerings based on our existing technologies and information sources. This enables us to develop new sources of revenues without incurring significant incremental development costs.

Security and System Reliability

Leveraging standards-based technologies, we have implemented industry-leading security measures to enhance customer confidence when they are verifying information or providing it to us. These security measures also conform to the security requirements of our commercial partners, such as credit bureaus and credit card processors. To verify the robustness and compliance of our security technologies, we hire external consultants to perform extensive internal and external security audits on a quarterly basis. Furthermore, our infrastructure is designed to handle expanding volumes of customer visits, transactions and service offerings in an efficient, scalable and fault-tolerant manner.

Large Audience and Attractive Customer Base

In January 2008, the Intelius network of websites that attracts users interested in obtaining intelligence services drew over 11.1 million unique visitors in the U.S., according to comScore Media Metrix. We have generated transactions from over four million customer accounts since our inception. In addition to the visitors who come to our websites directly, we draw visitors through our relationships with leading Internet portals, such as MSN and Yahoo!, that offer our services to their users and direct visitors to our websites. We believe that visitors to our websites appeal to advertisers because they have attractive demographic characteristics and they have demonstrated the ability and willingness to purchase goods and services online.

Our Strategy

Our objective is to be the leading provider of intelligence services. Our strategy for achieving this goal includes the following initiatives:

Expand Our Customer Base.  Since our inception, over four million customer accounts have purchased our intelligence services and we attracted over 11.1 million unique visitors in the month of January 2008. We seek to maximize our revenues by converting visitors to our website into customers through both intelligence service transactions as well as through online advertising. We intend to grow our consumer base and reach a broader consumer audience by developing our existing distribution relationships with leading Internet companies, establishing new distribution relationships and adding new websites to our network of websites that attract consumers of intelligence services.

Expand Our Portfolio of Service Offerings.  We closely follow broad consumer usage and Internet industry trends to identity new compelling services for our customers. We plan to continue to innovate, add data sources to our platform and leverage our advanced technologies to develop new intelligence service offerings for consumers and businesses. By developing new services and enhancing the depth and functionality of existing offerings, we believe we can reach new customers and increase sales to existing customers.

Increase Focus on Online Advertising Opportunities.  We intend to increasingly integrate online advertising services into our business model to better monetize the visitors that come to our websites. We believe our visitors represent an attractive, hard-to-reach and captive audience that many advertisers covet. We plan to increase our revenues from online advertising, including post-transaction advertising, by adding new advertisers, expanding relationships with existing advertisers, introducing new forms of online advertising and extending advertising across our network of websites.

Increase Repeat Purchase Activity.  Repeat customers generally account for a substantial portion of our revenues. We believe these customers are more likely to access our websites directly than are new customers, resulting in more profitable transactions. We intend to increase repeat purchase activity and up-sell and cross-sell additional services by extending the breadth and quality of our service offerings and developing new service bundles with promotional pricing while continuously improving our customer experience. To enhance customer loyalty, we have also created the Club Intelius loyalty program, which allows members to receive special offers and discounts for a small subscription fee.

Build a Recognized Brand.  To date, we have not invested significant resources to build our brand. We intend to build a recognized brand through advertising and marketing initiatives, including online advertising, print and outdoor advertising, trade shows, viral marketing and word-of-mouth. In addition to raising public awareness, we believe that these brand-building initiatives will enhance our sales and profitability over the long term by attracting more direct traffic to our website.

Expand through Strategic Acquisitions.  We intend to pursue acquisitions of relevant domain names, as well as acquisitions of companies with complementary customers, technology and services, in order to augment our customer base, increase traffic to our websites, enhance awareness of our brand, add new services and provide new sources of revenues. To date, we have made acquisitions that have allowed us to increase direct traffic to our network of websites, improve our search engine relevance and expand our product offerings.

Consumer Intelligence Services

We offer consumers a broad range of intelligence services that address their immediate needs for information about people, businesses and assets. Our protection services provide a comprehensive examination and ongoing monitoring of individuals’ and businesses’ personal and professional histories, which can be used to address security concerns and to confirm qualifications. Our verification services are designed to empower consumers to identify and verify unknown or missing contact information for people and businesses with which they interact. Our information services help our customers locate and connect with friends, colleagues and businesses and acquire detailed information on real estate and other assets.

We utilize the most up-to-date complete and accurate information available to us to create our service offerings, which we sell individually and in bundles of complementary services. Most of our services are offered to our customers in an easy-to-use and understandable format through our primary website, www.Intelius.com. Our core service offerings include:

Protection Services

Background Check.  Background Check provides a detailed examination of an individual’s personal history based on name and state of residence. Background Check draws from thousands of continuously updated data sources that include government, criminal, court, property and other public and publicly available records. Background Check delivers a detailed analysis of an individual’s address history, aliases, criminal history, liens and judgments, bankruptcy, professional licenses, marriage, divorce, death, property and other asset information. Some components of Background Check are also available as individual offerings.

Business Profile Report.  Business Profile Report provides a summary of an individual’s employment history, education, and professional biography based on a name and state of residence. Business Profile Report analyzes multiple forms of public and publicly available records, including corporate records, professional licenses, business profiles, Internet domain profiles, addresses, and daily phone connect and disconnect information, to deliver information that enables consumers and professionals to locate and verify the professional history of colleagues and associates.

IDWatch.  IDWatch, our identity theft protection service, provides individuals with the ability to monitor and proactively protect against cases of identity theft. We offer comprehensive identity reports and real-time identity fraud monitoring that analyzes thousands of public and commercial data sources for potential fraudulent activity and changes in users’ personal profiles, such as a change of address or new account activation. Our service alerts customers via email to suspicious behavior involving their personal information and also includes an insurance and recovery plan that provides $25,000 of coverage in the event that identity theft does occur.

Background Monitoring.  Background Monitoring allows consumers and businesses to receive periodic updated background reports on individuals to keep them informed of the dynamic and changing nature of an individual’s background. Our service provides an alert to our customers based on new information about the individual, such as a recent criminal charge, civil lawsuit, judgment, lien or bankruptcy.

Verification Services

Phone Number Verification.  Phone Number Verification enables consumers to identify phone numbers they do not recognize. Phone Number Verification provides up-to-date information associated with any residential, commercial, mobile, Internet, pager and pay phone number, including both listed and unlisted numbers. Phone Number Verification provides our customers with the name, current address (when available), phone company and connection status of the unrecognized phone number.

Identity Verification.  Identity Verification enables individuals or businesses to verify the identities of individuals based on information provided, including social security number, name, address, phone number and other key variables. This service detects for fraud and validates that an individual is using his or her true identity on an application or other forms of registration.

Email Verification.  Email Verification enables consumers to identify email addresses they do not recognize. Email Verification provides up-to-date information associated with any email address that includes residential, commercial, mobile, and Internet phone numbers and postal addresses by utilizing data sources that provide both listed and unlisted numbers and addresses.

Information Services

People Search.  People Search enables consumers to conveniently locate confirmed/connected address and phone number information for individuals. This service analyzes billions of public and publicly available records including addresses and daily phone connect and disconnect information, to deliver information that enables consumers to locate family, friends and colleagues.

Business People Search.  Business People Search provides consumers with the ability to locate professionals by name, location, company, and other search criteria. This service analyzes multiple forms of public and publicly available records, including corporate records, professional licenses, business profiles, addresses, and daily phone connect and disconnect information, to deliver information that enables consumers and professionals to locate colleagues and associates.

Business Search.  Business Search provides consumers with the ability to locate businesses by category, name, location and other search criteria. We provide consumers with basic contact information, including telephone number and address, as well as links to digital maps, directions, and consumer reviews and commentary on the business. We work with leading online business directories and yellow pages services to provide this service.

Property and Neighborhood Report.  Property and Neighborhood Report enables consumers to make decisions about property value and verify other details about the surrounding area of a residential or commercial property. This service analyzes many forms of public and publicly available information, including property tax data, census records, sex offender information, liens and judgments, to deliver information that provides consumers with relevant intelligence and statistics about individual properties, neighborhood residents and community demographics and characteristics.

Online Advertising

We provide online advertising in several formats, including display and search advertisements placed on selected sections of our websites, as well as through promotional offers shown to customers as they are completing their purchases. We offer advertising on a cost-per-action, cost-per-search, cost-per-impression and cost-per-click basis.

Post-transaction Advertising.  We offer advertisers the ability to reach our customers with targeted advertising, service offers and promotions after a customer has completed a transaction on our website. This service is highly valued by advertisers because they can better target relevant services to our customers at a time when the customer is ready to purchase such services, increasing the likelihood the customer will transact with the advertiser. Upon acceptance of our advertiser’s offer, we enable our customers to securely transfer their billing information to facilitate transactions with our advertisers.

Search Advertising.  We provide search advertising that enables consumers searching for information, products and services on our websites to connect with advertising merchants. Leading online directory services provide us with listing information about businesses and service providers related to a consumer’s search query. Our search advertising helps advertisers generate additional exposure for their merchant customers and enables merchants to acquire customers and sell products and services.

Display Advertising.  We provide display advertising, in the form of banner advertisements, on many of our websites. Our display advertising enables businesses to build their brands, acquire customers and sell products and services to our customers that represent an attractive demographic.

Enterprise Intelligence Services

We provide employers and real estate managers with detailed personal and background intelligence that is necessary for conducting pre-employment screenings of potential hires and screening of potential tenants. All of our enterprise screening services require consent of the individual being screened and we gather such consent in compliance with the FCRA. Our enterprise screening services include:

Employment Screening.  Consists of our Background Check service, and may be augmented with education and employment verification, a credit report, a department of motor vehicles records check, and other information and services selected by the employer.

Tenant Screening.  Consists of our Background Check service, and may be augmented with a credit report and rental history.

Technology

We have developed several proprietary technologies that serve as the foundation of our intelligence platform and allow us to view, analyze and adjust how we market to and acquire our customers. We also employ industry-leading technologies and in-depth security policies designed to ensure that our operations and intelligence information are protected. Our technology infrastructure enables us to scale our business at a low cost while providing a flexible platform for integrated application development.

Data Access, Analysis and Integration

We draw upon a wide variety of online and offline sources for our data, including government agencies, credit bureaus and third parties, which compile public, publicly available and commercial record information. This information is delivered to us via digital media or accessed via electronic gateways. Update frequencies range from daily to annually, depending on the source. We do not rely on a single source to operate any of our services, and we believe we would be able to continue our service offerings should any single source become unavailable.

Our intelligence platform is designed to standardize access to disparate information sources so that we can uniformly search and analyze all sources. Whether information is stored in our internal databases or accessed in real time from external sources, the same normalization techniques are applied. We then apply a real-time integration process that allows us to create an accurate and comprehensive virtual record from the information sources used, while minimizing duplication. Our innovative technology employs recursive heuristics consisting of sophisticated rules that allow us to make inferences and predictions from disparate information sources. We apply cost-optimization algorithms to deliver high quality information at an affordable cost.

Operations and Information Security

We implement security at multiple levels in our platform hardware and software and follow rigorous industry standards to protect our internal operations and the personal information we require and provide. We use leading enterprise firewalls and monitoring systems for intrusion detection, to screen all network traffic. All sensitive data is encrypted and stored with the 256-bit Rijndael Advanced Encryption Standard approved by the National Institute of Standards and Technology and limited logged access is controlled by access control lists. We engage in extensive annual internal and external security audits as well as quarterly external network scans and penetration tests conducted by VeriSign. We also engaged VeriSign to conduct an assessment of our policies and procedures, and VeriSign certified that we were in compliance with the VeriSign Security Certification Program as of September 11, 2007. For the assessment, VeriSign focused on the security components of the following industry standards:

•	Payment Card Industry (PCI) Data Security Standards;

•	Gramm-Leach-Bliley Act and IT control standards for Sarbanes-Oxley Act of 2002;

•	ISO 17799:2005/27001:2005 Information Security Standards;

•	Open Web Application Security Project Guide to Building Secure Web Applications and Web Services; and

•	The California Information Practice Act, Senate Bill 1386, which mandates disclosure of security breaches.

We have been PCI compliant since 2005 and a Level 1 Merchant since June 30, 2007.

Infrastructure

Our infrastructure platform is based on open source technologies that include Linux, Apache, MySQL and PHP. We use redundant Internet service providers and fault tolerant network appliances running on commodity PC-based servers and hardware. We currently store over 15 billion records on approximately 50 database servers with over 40 terabytes of disk space. Our databases currently service over 5,000 queries per second in the aggregate and are optimized for an easily updateable, fast and consistent view.

Our platform is operated 24 hours a day, seven days a week and we have had historical system uptimes of more than 99.95% other than for scheduled downtime. We have managed connectivity with multiple Internet service providers, continually monitoring and optimizing all network traffic flows and service levels. The systems supporting our own websites and our internal operations are hosted at three facilities in the Seattle, Washington area. The facilities are continuously staffed by trained personnel, and we believe that we have ample power, redundancy, fire suppression capabilities, bandwidth capacity and backbone redundancy to support the current and anticipated near-term growth of our business. We continuously monitor these systems to improve all aspects of their performance.

Real-Time Monitoring Administration System

We have developed a real-time monitoring and administration system that allows us to view our entire platform in real time, which we believe gives us a competitive advantage in our customer acquisition strategy. Since we acquire customers through many Internet-based advertising channels, we use this system to monitor, analyze and modify each online channel and campaign in real time to achieve better results. For example, we can instantly identify whether an advertiser has changed how it is featuring our service, or we can introduce special offerings or modify pricing in real time to maximize the effectiveness of our online advertising. Furthermore, our real-time monitoring and administration system allows us to optimize our use of individual information sources to improve service quality.

Fraud Detection and Prevention

To minimize fraudulent activity on our websites, we have developed a highly flexible, real-time fraud analysis and detection system. This system analyzes purchases, history and other transaction variables to assign a fraud probability to each transaction and customer. Transactions identified as fraudulent are not completed. In addition, a fraud review team manually evaluates questionable transactions. Reports are generated to illustrate trends in fraud, allowing us to employ new techniques for detection of fraud.

Queue Management Platform

Our enterprise services require the integration of information from external agencies from which information may be unavailable in real time. Our platform allows for asynchronous request handling and automatically augments our reports upon receipt of outstanding pieces of information. These requests are typically comprised of specific components within reports which can take several days to receive results. For example, a pre-employment background screening often requires a drug screening component, which requires a few days for an individual to be tested and for laboratory results to be received. Our queue manager flags components that remain outstanding for longer than the standard time constraints imposed by the workflow for administrative follow-up. Once all components for a report have been received, a job completion alert informs the requester that its report is ready for delivery.

Advertising Platform

We have developed a proprietary advertising platform that allows for the dynamic placement of advertisements on our websites. Advertisements can be grouped together into exclusive families with weights to determine relevance based on numerous attributes related to websites, user behavior and profiling. Our real-time monitoring and administration system allows tracking of these advertisements in real time enabling us to refine and optimize targeting.

Product Development

Our product development activities, which are primarily composed of research and development efforts, are focused on the development of new heuristics for integrating disparate databases and providing a robust data platform for development of our new products. These efforts are instrumental in allowing us to provide unique and compelling products to our customers. For the years ended December 31, 2007, 2006 and 2005, we spent $3.3 million, $1.5 million and $1.1 million, respectively, on product development.

Sales and Marketing

Our sales and marketing efforts are centered on acquiring customers, selling and up-selling intelligence services, encouraging repeat purchase activity and attracting traffic directly to our websites. We primarily sell our services over the Internet to consumers and enterprises and by telephone to selected high-volume enterprise customers.

We use the following advertising and marketing programs to attract and retain customers:

•	Online Distribution Relationships. We have established relationships with leading Internet companies, including Idearc, MSN, Yahoo! and YELLOWPAGES.COM, that market our services on their websites and direct users to our websites. Such relationships are structured on a revenue-sharing, cost-per-impression or cost-per-click basis.

•	Search Engine Optimization and Marketing. We optimize our websites to maximize the opportunity for proper indexing, listing and inclusion in the editorial results of algorithmic search engines such as Google, MSN and Yahoo!. We run performance-based search advertising programs and monitor, analyze and modify them in real time to improve their effectiveness.

•	Direct Navigation. We own a network of websites with content relevant to our services, from which we direct visitors to our primary website, www.Intelius.com, where they have the opportunity to purchase our services.

•	Offline Marketing. We advertise across offline media such as radio, television, billboards, print media and trade shows to enhance consumer awareness of our brand and services.

•	Customer Loyalty. We promote customer loyalty through our Club Intelius loyalty program, by providing an intuitive and compelling user interface on our website, and through our in-house, highly-trained customer service department. Additionally, we periodically offer our customers security tips, new product offerings and promotions through opt-in direct email communications.

We additionally market to enterprise customers through a dedicated sales force and channel partners. Our sales force is organized geographically in major U.S. regional markets and is responsible for answering incoming inquiries, contacting prospective enterprise customers and servicing, cross-selling and up-selling existing enterprise customers. We also work with businesses that wish to market and promote our services to their customers, clients or end users. Our channel partners either pay for our services on behalf of the end users, or feature our branded services with their offerings.

Competition

We operate in rapidly evolving and competitive markets and compete with large, diversified online and offline service providers, as well as small firms and individuals. We believe that most of our competitors compete with us in a particular service offering, but do not compete with us across our entire suite of service offerings. However, we believe that as the market for our services grows and we expand our service offerings, we will encounter increased competition.

We face different principal competitors in the market for our services, including the following:

•	Online and offline background check and information verification service providers, including private search firms. Many of these providers offer manual, high-cost background screenings and verification services for consumers and businesses that are typically comprehensive, but are labor intensive and require a significant amount of time to complete;

•	Online properties and directory services that provide free and paid address and phone number information, people search services and real estate information and analysis;

•	Large, diversified Internet companies that offer publicly available information that can be crawled and indexed on the Internet. While these companies do not currently offer a wide variety of intelligence services, they may compete directly with our service offerings in the future;

•	Internet websites that compete with us for online advertising revenues. These websites compete with us on the basis of the number of visitors and the quality of visitor traffic; and

•	Credit bureaus and other information services providers that offer credit monitoring services competing with us in the identity theft market. These services typically only provide notification of a credit-related incident after it has occurred.

We believe the principal factors upon which we compete in the market for intelligence services are:

•	completeness, accuracy and reliability of intelligence services offered;

•	speed of delivery of intelligence services;

•	ease of use and access to intelligence services;

•	cost-effectiveness of intelligence services;

•	relationships with highly visited Internet portals and websites;

•	ability to acquire customers cost-effectively; and

•	ability to generate revenues from repeat customers.

We believe we compete effectively relative to our competitors in the market for providing intelligence services to consumers and businesses over the Internet. Furthermore, we believe our advanced technologies and proprietary platform provide a significant advantage in delivering accurate and useful services in a timely manner at affordable prices.

Government Regulation

We are subject to state, federal and international laws and regulations applicable to online commerce, including privacy, website content and general consumer protection laws. Laws and regulations have been adopted, and may be adopted in the future, that govern or regulate Internet-related activities and information, including online content, data privacy, data security, online marketing, unsolicited commercial email, taxation, pricing and quality of products and services. Some of these laws and regulations, particularly those that relate to the Internet, were adopted relatively recently and their scope and application is less certain.

Our enterprise business, which accounted for approximately 9% of our revenues during 2007, involves the distribution of certain information about individuals to persons who make eligibility, service and other decisions based on such information. These enterprise services are subject to regulation under federal, state and local laws in the U.S. Examples of such regulations include the FCRA, which regulates the use and disclosure of information used by employers, landlords, insurers and other entities to make various selection decisions, the Gramm-Leach-Bliley Act, which regulates the protection and use of non-public personal financial information held by financial institutions and applies indirectly to companies that provide services to financial institutions, the Drivers’ Privacy Protection Act, which restricts the public disclosure, use and resale of personal information contained in state department of motor vehicle records, and state private investigator licensing laws. For example, as to the latter, we received, and addressed, an inquiry from the State of Nevada by engaging a private investigator in the delivery of certain of our services in that state.

Certain state and federal privacy laws generally restrict the use and disclosure of personal information and provide consumers with various rights, including the right to know the manner in which their own covered information is being used, to challenge the accuracy of such information and to prevent the use and disclosure of such information. In certain instances, these laws also impose requirements for safeguarding personal information through the implementation of data security standards and practices. Certain state laws also require notification to those affected by security breaches in certain circumstances. Some laws require us to withhold disclosure of certain elements of certain individuals’ identifying information in some circumstances; however, the individual may still appear in our database because we are no longer able to sufficiently identify the person due to a change in the person’s identifying information or due to new information received from one of our data sources. Failure to comply with these regulations may result in the imposition of civil and criminal penalties, including fines.

The use by customers of many of our consumer services, including Background Information, Phone Number Verification and People Search to make hiring, credit, tenant or similar screening decisions could cause the customers to violate FCRA and similar state laws. As do others in the industry, we require persons desiring to purchase our consumer services to agree, as a condition to purchase, that they will not use the information provided by those services to make screening decisions regulated by those laws.

On November 27, 2006, we received an inquiry from the FTC in the form of a Civil Investigative Demand regarding compliance with the FCRA. Over the next several months we responded to this inquiry, answering questions and producing numerous documents responsive to the original inquiry and to follow-up inquiries. Our representatives also met with FTC staff in August 2007 to respond to these and additional questions. We have received no additional requests for information since responding to the last follow-up inquiry in the late summer of 2007. This matter is discussed more fully in the sections entitled “Risk Factors,” on page 10, and “Legal Proceedings,” on page 73.

Intellectual Property

Our intellectual properties include our trademarks and our proprietary heuristics, analytics and predictive intelligence algorithms. We use these in connection with our websites’ user interfaces, virtual record of integrated data, real-time monitoring and administration system, and real-time fraud analysis and scoring system. We protect our know-how and trade secrets with various confidentiality agreements and other protocols. No single trade secret is critical to our operations. We own and use many copyright-protected works, including the user interfaces on our websites and various software programs and code that have been written by our employees. We also use open source software that is subject to various open source software licenses.

We own trademarks, service marks and trade names that are important to our business. Our Intelius trademark and logo is our primary brand and mark. Aside from this brand, however, we are not dependent in any material way upon any single trademark, service mark or trade name or group of trademarks, service marks or trade names. We protect, register and defend our trademarks and service marks. While the initial duration for a federal trademark registration is six years, each registration may be renewed an unlimited number of times as long as the company continues to use the applicable mark in commerce. We have applied for the registration of additional trademarks, service marks and trade names used in our business.

We have filed two patent applications in the U.S. related to data access, analysis and integration of public records. However, we cannot be certain that these patents will be issued or that any issued patents will cover our requested claims.

We own and operate numerous website domain names and our most highly visited websites are: www.Intelius.com, www.addresses.com, www.ReversePhoneDirectory.com, www.PublicRecordFinder.com and www.PeopleLookup.com.

Employees

As of December 31, 2007, we had a total of 139 full-time employees, of which 29 were engaged in sales, marketing and business development; 42 in network operations and product development; 49 in search services and customer support; and 19 in finance and administration. None of our employees is represented by a labor union, and we consider current employee relations to be good.

Facilities

Our headquarters consist of approximately 30,000 square feet of leased space in downtown Bellevue, Washington expiring in 2012. Our executive offices, administrative and marketing functions, and engineering group are located at this facility. We also lease premises in Bothell, Washington for customer support operations, and have sales offices in other locations. We also have colocation agreements for space to house our data centers and related equipment in Tukwila, Washington and Seattle, Washington.

Legal Proceedings

We are involved in various legal proceedings from time to time that arise in the ordinary course of our business. We provide for estimated legal fees and settlements relating to pending lawsuits when they are probable and reasonably estimable. We do not believe that the outcome of any such pending or threatened litigation in the ordinary course of business will have a material adverse effect on the financial position or results of our operations. However, we cannot assure you that such actions will not materially and adversely affect our business, financial condition, results of operations or cash flows.

On November 27, 2006, we received an inquiry from the FTC in the form of a Civil Investigative Demand regarding compliance with the FCRA. Over the next several months, we responded to this inquiry, answering questions and producing numerous documents responsive to the original inquiry and to follow-up inquiries. Our representatives also met with FTC staff in August 2007 to respond to these and additional questions. We have received no additional requests for information since responding to the last follow-up inquiry in the late summer of 2007. The FCRA is applicable to certain of our enterprise screening services. We do not believe that the FCRA is applicable to our delivery of our consumer intelligence services. However, we cannot be sure whether the FTC will agree with our view that the FCRA is not applicable to our delivery of these services. A determination by the FTC that the FCRA does apply to these services, if sustained, could have a material adverse effect on our business. The FTC could, for example, impose monetary penalties, increase regulation of our consumer intelligence services in a manner that reduces demand for them, or require some other action. This matter is also discussed in the section entitled “Risk Factors” on page 10.

MANAGEMENT

Executive Officers, Key Employees and Directors

Our executive officers, key employees and directors, and their ages and positions as of March 5, 2008, are set forth below:

Name	Age	Position

Naveen K. Jain	48	Chief Executive Officer, President and Director
John K. Arnold	44	Executive Vice President, Business Development
William H. Beaver, Jr.	53	Vice President and General Counsel
Chandan S. Chauhan	50	Senior Vice President, Program Management
Paul T. Cook	45	Chief Financial Officer
William R. Kerr	53	Chief Corporate Officer and Director
Irina Z. Leversee	42	Controller
Kevin R. Marcus	33	Chief Technology Officer
Edward O. Petersen	36	Senior Vice President, Sales and Marketing
Niraj A. Shah	37	Senior Vice President, Engineering
William A. Owens(1)(2)(3)	67	Chairman of the Board of Directors
Peter W. Currie(1)(3)	57	Director
Arthur W. Harrigan, Jr.	63	Director
Chris A. Kitze(1)(2)(3)	48	Director

(1)	Member of Audit Committee.

(2)	Member of Compensation Committee.

(3)	Member of Nominating and Corporate Governance Committee.

Naveen K. Jain, a co-founder of Intelius, has served as our Chief Executive Officer and President and as a member of our Board of Directors since our inception in January 2003. Prior to founding our company, he was a founder and Chairman of the Board of InfoSpace, Inc., a developer of Internet software and application services, from April 1996 to December 2002. He also served as Chief Executive Officer of InfoSpace from 1996 to April 2000 and again from 2001 to 2002 and served as Chief Strategy Officer from 2000 to 2001. From 1989 to 1996, Mr. Jain was a senior executive at Microsoft Corporation. Mr. Jain holds a B.S. degree in Engineering from the Indian Institute of Technology Roorkee (IIT Roorkee) and a post-graduate degree in Personnel Management and Industrial Relations from the XLRI Jamshedpur, School of Business and Human Resources.

John K. Arnold, a co-founder of Intelius, has served as our Executive Vice President, Business Development, since our inception in January 2003. From 1998 to 2002, Mr. Arnold served as Executive Vice President at InfoSpace, where he led merchant and wireless strategic initiatives. In 1995, Mr. Arnold founded OutPost Network, Inc., an e-commerce technology company, where he served as Chairman and Chief Executive Officer until it was acquired by InfoSpace in 1998. From 1993 until 1995, Mr. Arnold led the Information Technology departments of VoiceStream Wireless (now T-Mobile) and Western Wireless Corporation. Mr. Arnold is a co-author of patents related to the processing of merchant transactions and Internet affiliate management. Mr. Arnold also serves as managing partner of Arnold Network Holdings, which focuses on the development of traditional and technology businesses for emerging entrepreneurs. Mr. Arnold attended the University of Washington, where he studied computer science.

William H. Beaver, Jr. has served as our Vice President and General Counsel since August 2005. From March 2005 to August 2005, he served as a consultant to us. From 1980 to August 2005, he practiced law with Karr Tuttle Campbell, a private law firm. Mr. Beaver holds a B.S. degree in Ichthyology from the University of Michigan and a J.D. degree from the University of Washington School of Law.

Chandan S. Chauhan, a co-founder of Intelius, has served as our Senior Vice President, Program Management, since our inception in January 2003. From 2000 until 2002, Mr. Chauhan served as Vice President of New Technologies for InfoSpace. From 1987 until 1999, Mr. Chauhan held several senior management positions at Microsoft Corporation in the Windows Operating System and MSN divisions. Mr. Chauhan holds a B.E. in Electrical Engineering from ZH College of Engineering and Technology, India, an M.S. degree in Computer Science from the University of Alaska, Fairbanks, and an M.S. degree in Electrical Engineering from Technical University of Nova Scotia, Halifax.

Paul T. Cook has served as our Chief Financial Officer since August 2006 and as our senior financial executive since January 2005. Prior to joining us, Mr. Cook served as Director of Technology Investing and Senior Portfolio Manager at Munder Capital Management, an investment management company, from 1999 until December 2004. Mr. Cook held various other positions at Munder Capital Management beginning in 1987. Mr. Cook is a Chartered Financial Analyst and holds a B.A. degree in Materials Logistics Management and an M.B.A. degree in Finance from Michigan State University.

William R. Kerr has served as a member of our Board of Directors since July 2006 and as our Chief Corporate Officer since June 2007. He served as Chief Executive Officer of JSE Partners Inc., a private equity investment company, from September 2005 to June 2007, and also from November 2001 to March 2004. Mr. Kerr served as Chief Financial Officer at Nortel Networks Corp., a global communications equipment company, from March 2004 to February 2005 and as Senior Advisor at Nortel Networks Corp. from February 2005 to September 2005. From 1994 until 2001, Mr. Kerr held several senior executive positions at Nortel Networks, including Senior Vice President of Finance, Vice President and Treasurer, and Vice President and Controller. Mr. Kerr is a Chartered Accountant and holds a B.A. degree in Economics from Queens University, Kingston, Ontario.

Irina Z. Leversee has served as our Controller since May 2005. Ms. Leversee served as Controller at Insightful Corporation, a provider of data analysis software, from October 2004 until March 2005. From December 2001 until October 2004, Ms. Leversee served as Manager of Financial Reporting and Accounting Manager at Watchguard Technologies, Inc., a provider of network security software and appliances. Ms. Leversee holds a B.A. degree in Political Science from the Institute of Foreign Languages, Moscow, Russia, and an M.B.A. degree from Francis Marion University. Ms. Leversee is a certified public accountant in the State of Washington.

Kevin R. Marcus, a co-founder of Intelius, has served as our Chief Technology Officer since our inception in January 2003. Prior to joining us, Mr. Marcus was a founder of InfoSpace, and served as its Chief Software Architect from 1996 to 2002. From 1993 until 1996, Mr. Marcus worked for Symantec Corporation, a provider of security software. Mr. Marcus has been an author and co-author on issued patents related to user authentication, messaging, geographical searching and CPU emulation. Mr. Marcus attended the University of California, Riverside, where he studied computer science.

Edward O. Petersen, a co-founder of Intelius, has served as our Senior Vice President, Sales and Marketing, since our inception in January 2003. From 1999 to 2002, Mr. Petersen held several senior-level positions at InfoSpace, including Vice President of Business Development, Senior Vice President of Devices and Network Equipment and Senior Vice President of Wireless Services. In 1998, Mr. Petersen founded Union-Street.com, an Internet company, where he served as its President until its acquisition by InfoSpace in 1999. From 1995 until 1998, Mr. Petersen was a Head of Program Management for Pantheon, Inc., an Internet infrastructure company. Mr. Petersen holds a B.A. degree in History and Business Administration from Whittier College.

Niraj A. Shah, a co-founder of Intelius, has served as our Senior Vice President, Engineering, since our inception in January 2003. From 1999 to 2002, Mr. Shah served as the Director of Innovations for InfoSpace. From 1996 to 1999, Mr. Shah served as a Senior Architect for Active Voice, LLC, a provider of unified messaging, computer telephony and voice messaging solutions. Mr. Shah holds a B.S. degree in Computer Engineering from the University of Washington.

William A. Owens has served as a member of our Board of Directors since January 2006 and as Chairman since March 2006. He has been a partner and served as Chief Executive Officer of AEA Holdings ASIA, a U.S. private equity firm, since April 2006. William Owens is a retired Admiral of the U.S. Navy. Admiral Owens served as Vice Chairman and Chief Executive Officer of Nortel Networks Corp. from April 2004 to December 2005. He served as Chairman and Chief Executive Officer of Teledesic LLC, a provider of satellite communication services, from 1998 to April 2004. From 1996 to 1998, Admiral Owens served as President, Chief Operating Officer and Vice Chairman of Science Applications International Corp., a systems, solutions and technical services company. From 1994 to 1996, Admiral Owens served as the Vice Chairman of the Joint Chiefs of Staff of the U.S. military. Admiral Owens also serves as a director of Daimler AG, Embarq Corp., Polycom, Inc. and Wipro Ltd. Admiral Owens holds a B.A. degree in Mathematics from the U.S. Naval Academy, a B.A. degree and an M.A. degree in Politics, Philosophy and Economics from Oxford University and an M.A. degree in Management from George Washington University.

Peter W. Currie has served as a member of our Board of Directors since June 2007. Most recently, Mr. Currie served as the Chief Financial Officer of Nortel Networks Corp. from February 2005 to April 2007. Prior to that, Mr. Currie worked at Royal Bank of Canada from 1997 to 2004 and most recently served as Vice Chairman and Chief Financial Officer of RBC Financial Group until 2004. Mr. Currie held various finance positions during his 13 years at Nortel Networks Corp. prior to joining RBC Financial Group, including General Auditor, Controller and Vice President, Finance for a number of business segments, in addition to serving as Senior Vice President and Chief Financial Officer. Mr. Currie holds a B.A. degree in Economics and an M.B.A. degree from York University.

Arthur W. Harrigan, Jr. has served as a member of our Board of Directors since January 2006. He is a partner at Danielson Harrigan Leyh & Tollefson LLP, a private law firm of which he is a founder, and has practiced law there since 1986. From 1971 to 1985, he practiced law with Lane Powell PC, a private law firm. He holds a B.A. degree in Intellectual History from Harvard College and a J.D. degree from Columbia University Law School.

Chris A. Kitze has served as a member of our Board of Directors since September 2007. Mr. Kitze has been an independent investor since 1996. He served as Chairman of the Board of Wine.com, an online wine retailer, from 1999 until August 2005. From 2000 until 2002, he served as Chief Executive Officer of Yaga, Inc., a payments processor. From 1999 until 2000, he served as Chief Executive Officer and board member of NBC Internet. Mr. Kitze co-founded Xoom.com, an Internet company, in 1996 and served as its Chairman of the Board and held several executive positions from 1996 until 1999. In 1995, Mr. Kitze co-founded Point Communications Corporation, a Web directory company, which was acquired by Lycos in 1995, after which Mr. Kitze served as Lycos’ Vice President of Marketing until 1996. From 1994 until

1995, Mr. Kitze served as Publisher at Softkey International. In 1991, Mr. Kitze co-founded Aris Entertainment, a CD-ROM publishing company, and served as its President until 1994. Mr. Kitze holds a B.S. degree in Chemical Engineering from the University of Colorado.

There are no family relationships among any of our directors and executive officers.

Board Composition

We have six authorized directors. Our Board of Directors is currently composed of Mr. Harrigan, Mr. Jain, Mr. Kerr, Mr. Owens, Mr. Kitze and Mr. Currie. Our amended and restated bylaws provide that the authorized number of directors may be changed only by resolution of the Board of Directors. We do not have a classified Board of Directors, and, as a result, each of our directors will stand for re-election at our next annual stockholders’ meeting and will serve until the following year’s annual stockholders’ meeting or until his successor is duly qualified and elected or until his earlier death, removal or resignation. Our amended and restated bylaws provide that any vacancy on our Board of Directors may only be filled by a person selected by a majority of the remaining directors then in office, or by a sole remaining director, unless applicable law otherwise requires.

Director Independence and Qualifications

The Board of Directors has determined that each of Mr. Currie, Mr. Kitze and Mr. Owens is an “independent director” as defined in Rule 4200 of the Marketplace Rules of The NASDAQ Stock Market, a “non-employee director” as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, and an “outside director” as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986. The rules of The NASDAQ Stock Market require that a majority of the members of our board of directors be independent within one year following the completion of this offering, and we intend to have a board comprised of a majority of independent members within this time period. The members of the Audit Committee also meet the independence and financial literacy requirements of Rule 4350(d)(2)(A) of the Marketplace Rules of The NASDAQ Stock Market.

Board Committees

Our Board of Directors currently has three committees—an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of the committees operates under a written charter approved by the Board of Directors. Members serve on these committees until their resignation from the committee, the termination or expiration of their service on our Board, or until otherwise determined by our Board.

Audit Committee

Our Audit Committee is comprised of Mr. Currie, who is the chair of the Audit Committee, and Mr. Kitze and Mr. Owens. The composition of our Audit Committee meets the requirements for independence under the current NASDAQ Stock Market and SEC rules and regulations. Each member of our Audit Committee is financially literate. In addition, our Board of Directors has determined that Mr. Currie is an “audit committee financial expert” within the meaning of Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. All audit services to be provided to us and all permissible non-audit services to be provided to us by our independent registered public accounting firm will be approved in advance by our Audit Committee. Our Audit Committee recommended, and our Board of Directors has adopted, a written charter for our Audit Committee. The responsibilities of our Audit Committee, among other things, include:

•	selecting our independent registered public accounting firm for ratification by the stockholders;

•	overseeing the independence of our independent registered public accounting firm;

•	reviewing audit results and annual and interim financial statements;

•	reviewing potential conflict of interest situations and reviewing and approving any related party transactions; and

•	reviewing and pre-approving all audit services and permissible non-audit services to be performed by our independent registered public accounting firm.

Compensation Committee

Our Compensation Committee is comprised of Mr. Kitze, who is the chair of the Compensation Committee, and Mr. Owens. The composition of our Compensation Committee meets the requirements for independence under the current NASDAQ Stock Market and SEC rules and regulations. The purpose of our Compensation Committee is to discharge the responsibilities of our Board of Directors relating to the compensation of our executive officers. Our Compensation Committee recommended, and our Board of Directors has adopted, a written charter. Pursuant to its charter, our Compensation Committee, among other things, will:

•	determine the form and amount of compensation to be paid or awarded to all of our employees;

•	administer our equity incentive plans;

•	review and approve the corporate goals and objectives relevant to executive officers’ compensation and make and review decisions regarding salary, bonuses, and change in control arrangements; and

•	review and make recommendations to our Board with respect to adoption and approval of all cash-based and equity-based incentive compensation plans and arrangements.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is comprised of Mr. Owens, who is the chair of the Nominating and Corporate Governance Committee, and Mr. Currie and Mr. Kitze. The composition of our Nominating and Corporate Governance Committee meets the requirements for independence under the current NASDAQ Stock Market and SEC rules and regulations. Our Nominating and Corporate Governance Committee has recommended, and our Board of Directors has adopted, a written charter for our Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee, among other things, will:

•	identify, evaluate and recommend nominees for our Board of Directors and committees of our Board of Directors;

•	make recommendations to our Board regarding the structure and operations, size and composition of our Board and committees of our Board, committee member qualifications, and committee member appointment and removal;

•	develop and recommend to our Board codes of conduct and ethics applicable to our employees, officers and directors; and

•	review our insider trading policy and recommend any changes to our Board.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves or in the past has served as a member of the Board of Directors or Compensation Committee of any entity that has one or more of its executive officers serving on our Board of Directors or our Compensation Committee.

Code of Business Conduct and Ethics

Our Board of Directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our chief financial officer and principal accounting officer.

Director Compensation

The following table sets forth a summary of the compensation we paid to our non-employee directors in 2007. Other than as set forth in the table and the narrative that follows it, to date we have not paid any fees to or reimbursed any expenses of our directors, made any equity or non-equity awards to directors, or paid any other compensation to our non-employee directors. All compensation that we paid to Mr. Jain and Mr. Kerr, our only employee directors, is set forth in the tables summarizing executive officer compensation below. No compensation was paid to Mr. Jain and Mr. Kerr in each’s respective capacity as a director.

	Stock
	Awards	Option Awards
Name	(1)	(2)	Total

William A. Owens	$—	$48,646	$48,646
Arthur W. Harrigan, Jr	—	48,641	48,641
Peter W. Currie	42,871(3)	—	42,871
Chris A. Kitze	34,298(4)	—	34,298
Barry L. Rowan (5)	—	53,953	53,953

(1)	In accordance with SEC rules, the amounts in this column represent the amounts that we recognized as compensation expense for financial statement reporting purposes for any part of 2007 in accordance with the SFAS 123(R) modified prospective transition method in connection with all of the restricted stock granted to each named director. The aggregate grant date fair value, computed in accordance with SFAS 123(R), of each restricted stock grant to our non-employee directors in 2007 is as follows: Mr. Currie, June 2007 grant, $153,250; Mr. Currie, September 2007 grant, $32,235; and Mr. Kitze, September 2007 grant, $267,090. No restricted stock was granted to the other non-employee directors in 2007. See Note 6 to our consolidated financial statements for a discussion of all assumptions made in determining the grant date fair values. As of December 31, 2007, Mr. Currie held 28,500 shares of restricted stock and Mr. Kitze held 29,000 shares of restricted stock. Our right of repurchase for each of these restricted stock grants lapses as to 50% of the shares on the first anniversary of the vesting start date and as to the remaining 50% of the shares of common stock on the second anniversary of the vesting start date. See “Principal Stockholders” for beneficial ownership information for each of our directors.

(2)	In accordance with SEC rules, the amounts in this column represent the amounts that we recognized as compensation expense for financial statement reporting purposes for any part of 2007 in accordance with the SFAS 123(R) modified prospective transition method in connection with all of the options issued to each named director. No stock options were granted to non-employee directors in 2007. See Note 6 to our consolidated financial statements for a discussion of all assumptions made in determining the grant date fair values. As of December 31, 2007, Mr. Harrigan held outstanding options to purchase 37,292 shares and Mr. Owens held an outstanding option to purchase 70,000 shares. Each of these options vests as to 25% of the shares of common stock underlying it on the first anniversary of the vesting start date and the remainder vests ratably over the following 36 months. See “Principal Stockholders” for beneficial ownership information for each of our directors.

(3)	In June 2007, we granted Mr. Currie 25,000 shares of restricted stock. In September 2007, we granted Mr. Currie 3,500 shares of restricted stock.

(4)	In September 2007, we granted Mr. Kitze 29,000 shares of restricted stock.

(5)	In September 2007, Mr. Rowan resigned from our Board of Directors.

Each of our non-employee directors receives 25,000 shares of restricted stock on the date the individual becomes a director and thereafter 10,000 shares of restricted stock on each anniversary of the director’s appointment or election to our Board of Directors. In addition, the Chairman of our Board of Directors receives 4,000 shares of restricted stock on the date the individual is elected Chairman and annually thereafter on the anniversary date of such election. Each non-employee director appointed to serve on the Audit Committee receives a grant of 2,500 shares of restricted stock on the date of the appointment and annually thereafter on the anniversary date of the appointment. Each non-employee director appointed to serve on the Compensation Committee receives a grant of 1,500 shares of restricted stock on the date of the appointment and annually thereafter on the anniversary date of such appointment. The chair of the Audit Committee receives an additional grant of 1,000 shares of restricted stock on the date the director is appointed or elected chair of the Audit Committee and annually thereafter on the anniversary date of such appointment. The chair of the Compensation Committee receives an additional grant of 500 shares of restricted stock on the date the director is appointed or elected chair of the Compensation Committee and annually thereafter on the anniversary date of such appointment or election. Each of the above grants will vest over two years with 50% of the shares subject to the grant vesting on the first anniversary of the grant and the remaining shares vesting on the second anniversary of the grant, provided that the non-employee director must continuously serve in the position for which the grant was made.

All of our non-employee directors are reimbursed for their reasonable expenses to attend Board and committee meetings.

Limitation of Liability and Indemnification

We have entered into indemnification agreements with each of our directors, executive officers and a key employee. The agreements provide that we will indemnify each of our directors, executive officers and the key employee against any and all expenses incurred by that director, executive officer or key employee because of his or her status as one of our directors, executive officers or key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without Board approval). In addition, the agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and key employee in connection with a legal proceeding.

Our restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the restated certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we must advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. The amended and restated bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification. In addition, we also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in the indemnification agreements, our restated certificate of incorporation and our amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

Achieving our ultimate objective of increasing stockholder value depends upon our ability to attract, motivate, reward and retain executive talent with the skills to execute our business strategy successfully. Because we are an emerging company, our executive compensation program emphasizes equity compensation and at-risk long-term compensation more than annual base salary or other guaranteed compensation. In addition, it provides performance-based annual compensation for short-term incentive and retention. Our executive compensation program is designed to:

•	pay base salaries that are market-based;

•	reinforce a sense of ownership, urgency and entrepreneurial spirit by linking rewards, through equity and cash incentive programs, to personal performance, corporate performance and stockholder returns;

•	motivate executives to produce superior operating results and create long-term stockholder value through long-term cash-based and stock-based incentives; and

•	maintain a sense of partnership on our executive team by maintaining internal equity in executive compensation.

From our inception until June 2007, the compensation of our executive management team was determined by our founder and Chief Executive Officer, Naveen K. Jain, based on his insights into our day-to-day operations and the respective contributions of the members of our management team. Mr. Jain’s determinations were not based upon the application of specific formulas but upon his judgments about individual performance and responsibilities of members of the executive management team, and the competition for talented Internet commerce executives within the marketplace.

In March 2006, we established the Compensation Committee of our Board of Directors, and in May 2007, our Compensation Committee engaged Mercer, a compensation consulting firm, to review our compensation practices and objectives and to recommend an executive compensation plan. Mercer was instructed to evaluate our executive compensation practices and to make recommendations with respect to a new executive compensation program that would be competitive in the market for executive talent and would focus on performance-based compensation. In 2007, Mercer also advised us on our director compensation arrangements and on our June 2007 equity award grants.

The five persons referred to in this prospectus as our “named executive officers” are: our principal executive officer, Naveen K. Jain; our principal financial officer, Paul T. Cook; and our three other most highly-compensated executive officers during 2007, William H. Beaver, Jr., William R. Kerr and Edward O. Petersen.

In June 2007, at the request of Mr. Jain and on the recommendation of our Compensation Committee, our Board of Directors awarded stock options to Mr. Petersen and Mr. Kerr, and awarded restricted stock units to Mr. Petersen, Mr. Jain, Mr. Cook and Mr. Beaver. The stock options were awarded to Mr. Petersen to better align his overall equity ownership with that of the other founders of our company. The stock options were awarded to Mr. Kerr in connection with his accepting our offer of employment as our Chief Corporate Officer. The restricted stock units were awarded to the named executive officers, other than Mr. Kerr, in order to realign their equity interests for purposes of internal fairness among top management. In January 2008, we awarded Mr. Jain, Mr. Petersen and Mr. Beaver 21,600 shares, 4,050 shares and 4,050 shares, respectively, relating to their inability to utilize a section 83(b) election under the

Internal Revenue Code in connection with these restricted stock unit awards. In September 2007, based on survey information from Mercer, and using the same benchmarks and procedures as those for our Executive and Senior Management Incentive Plan discussed below some named executive officers received small salary increases for purposes of internal compensation fairness. 2007 was a transition year for our executive compensation practices. As discussed above, prior to engaging Mercer in May 2007 to review and recommend an executive compensation plan, our Chief Executive Officer determined and recommended executive compensation to our Compensation Committee without the application of specific formulas.

Roles of the Compensation Committee and Chief Executive Officer

Our Compensation Committee administers our new executive compensation program, including:

•	reviewing and making recommendations to the Board of Directors with respect to adoption and approval of all cash-based and equity-based incentive compensation plans for the Chief Executive Officer and other executives;

•	administering and interpreting all such cash-based and equity-based compensation plans;

•	approving the goals and objectives to be considered in determining compensation for the Chief Executive Officer and other executives;

•	making decisions respecting all salary paid to the Chief Executive Officer and other executives;

•	determining all grants of cash-based and equity-based incentive compensation; and

•	determining the degree to which incentive compensation is earned.

The Compensation Committee determines all compensation for our Chief Executive Officer and our other executive officers, including salaries, cash-based incentives and equity-based incentives. When making individual compensation decisions for executives other than the Chief Executive Officer, the Compensation Committee will consider the recommendations and performance evaluations made by the Chief Executive Officer with respect to those executives, which evaluation may take into account many factors, including compensation survey data and individual skills, experience and impact on the organization, and personal and corporate performance. In addition, the Compensation Committee may consider any other factor or input as it deems necessary to make final compensation decisions. In assessing and determining Chief Executive Officer compensation, the committee considers our overall financial and operating performance, the Chief Executive Officer’s contribution to that performance, and other factors in the same manner as it does for the other executives.

Under our new executive compensation program, the Compensation Committee has reviewed our 2008 annual business plan, which was approved by our Board of Directors in the first quarter of 2008, so as to determine target performance levels for executive officer cash-based and equity-based incentive compensation plans. The Compensation Committee had the choice of selecting target performance levels based on the annual business plan as adopted by our Board of Directors or selecting other targets that it deemed more appropriate for its purposes. For 2008, the Compensation Committee selected target performance levels based on the annual business plan as adopted by our Board of Directors.

The Compensation Committee generally plans to establish target performance levels for new incentive compensation programs that are not guaranteed to be achievable, but will require execution of ambitious business strategies over the course of the year. The Compensation Committee may also modify compensation plan targets in light of new business initiatives that we may wish to pursue and that might have a short-term impact on individual or corporate goals.

Executive Officer Market Compensation Data

To ensure that our executive compensation is competitive in the marketplace, beginning with 2008 compensation arrangements, we will rely on comparative benchmark data. We consider companies comparable, or comparator companies, if they meet at least three of the following criteria:

•	business competitor, which consists primarily of technology-focused information services companies;

•	labor market competitor, which consists of high-technology companies focused on information commerce or located in the greater Seattle, Washington region;

•	annual revenues from approximately $50 million to $1.0 billion; and

•	high growth in revenues comparable to that of Intelius.

To develop the list of comparator companies, Mercer suggested a list of candidate companies to our Compensation Committee, which reviewed and adjusted the list after consultation with Mercer. The following companies are our comparator group for 2008:

• ChoicePoint
• Clearwire
• Concur Technologies
• Fair Isaac
• First Advantage
• HireRight
• HouseValues
• InfoSpace
• infoUSA
• InterSearch Group
• Intersections
• Marchex
• RealNetworks

Mercer surveyed the executive compensation data for equivalent executive positions for each of the comparator companies by reviewing their most recent SEC proxy filings. Mercer also reviewed compensation data in the 2006 Radford Executive Survey of Compensation and extracted data for technology industry companies with revenues ranging from $50 million to $1.0 billion for positions of comparable complexity and scope of responsibility to our named executive officer positions. Mercer determined that it was appropriate to discount both the proxy and the survey data by 15% due to the larger average revenues of the comparator group of companies. Both the proxy data and the survey data were weighted equally to develop a market composite of compensation for each executive position within Intelius.

Our management reviewed the survey data with respect to various elements of executive compensation at comparator companies and the level of executive compensation. In consultation with Mercer, our management developed our executive compensation program taking into account direction from the Compensation Committee and the Board of Directors. After reviewing management’s recommended program, the Compensation Committee reviewed and approved the arrangements, which were approved by the Board of Directors in September 2007.

Elements of Compensation

Beginning in 2008, compensation for our named executive officers will include three main elements:

•	base salary;

•	cash incentives; and

•	equity incentives.

In determining the weighting of the separate elements of our new compensation program, the Compensation Committee determined to structure the elements to emphasize variable compensation over fixed compensation, and long-term incentives over annual incentives. Our Compensation Committee believes that this structure will focus our executive compensation plan on a pay-for-performance basis.

We categorize our incentive compensation as either annual or long-term. Annual incentive programs include all compensation, whether cash or equity, which is earned or vests based on achieving pre-defined financial performance or other employment objectives within 12 months from the date of grant. Long-term incentive programs include all compensation, whether cash or equity, which is earned or vests based on achieving pre-defined financial performance or other employment objectives more than 12 months after the date of grant.

Market Positioning

Historically, we had no formal policy for how named executive officer compensation related to market benchmarks. Our new compensation program is designed to position our named executive officer compensation relative to the comparator group data as follows:

Incentive Compensation
	Annual Incentives	Long-Term Incentives
Fixed Compensation	(incentive cash and restricted	(restricted stock vesting
Base Salary	stock vesting within 12 mos.)	beyond 12 mos.)

2nd Quartile	3rd Quartile	4th Quartile
(25th—50th percentile)	(50th—75th percentile)	(above 75th percentile)

The target compensation elements for any particular named executive officer may be set above or below the target quartile for that element, depending on the individual named executive officer’s experience, recent performance and expected future contribution, retention concerns, and internal equity among the named executive officers and other executive officers. In setting individual executive officer target total compensation in 2008 under the new compensation program, the Compensation Committee disregarded existing equity holdings, as well as amounts realized or potentially realizable from compensation awards in previous years.

Target Pay Mix

The mix of compensation elements for our named executive officers is structured to emphasize variable compensation over fixed compensation, and long-term incentives over annual incentives. We believe that this pay-for-performance orientation appropriately addresses the objectives of our new executive compensation program.

The target mix of compensation elements for the named executive officers in our new compensation program, as a percentage of total compensation, is set forth in the table below.

	Fixed Compensation	Incentive Compensation
	(% of total compensation)	(% of total compensation)
	Base	Target Annual	Target Long-Term
Named Executive Officers	Salary	Incentives	Incentives

Chief Executive Officer	18%	17%	65%
Other named executive officers	24%	18%	58%

Each year, the Compensation Committee expects to award the named executive officers cash and equity awards, under both annual incentive programs and long-term incentive programs, that, if earned at the target level of performance, would represent the following percentages of base salary for those named executive officers:

	Incentive Compensation
	Target Annual Incentives	Target Long-Term Incentives
Named Executive Officers	(% of base salary)	(% of base salary)

Chief Executive Officer	95%	350%
Other named executive officers	75%	250%

Base Salary

Base salary provides fixed compensation for performance of the executive’s core duties and supports the objective of attracting and retaining key executives. The Compensation Committee will review named executive officer salaries annually; it made small adjustments to named executive officer salaries in September 2007 in order to increase those salaries within the target quartile and for internal pay equity purposes. An individual named executive officer’s base salary may be set above or below the intended market positioning, depending on the Compensation Committee’s subjective assessment of the individual named executive officer’s experience, recent performance and expected future contribution, and retention concerns.

Annual Cash Incentives

For 2008, we are implementing a formal, performance-based cash incentive plan for the first time. Under our Executive and Senior Management Incentive Plan, our named executive officers earn cash incentive payments, paid after the end of the year, based on achievement of annual financial performance objectives and personal performance objectives for each executive. The target cash incentive represents 25% of base salary for all named executive officers.

The amounts actually paid under this plan will be determined by multiplying the target annual incentive amount by the degree to which corporate financial performance targets are achieved and the degree to which individual performance goals are achieved. If either the financial metric factor or the personal objective factor is zero, then there will be no cash incentive payout for the year to the relevant executive. The formula is illustrated below.

Target Annual Incentive	X	Corporate Financial Metric Factor (90%-120%)	X	Personal Objective Factor (50%-120%)	=	Actual Annual Incentive

For corporate financial metrics, achievement of 90% of target (threshold performance) would be minimum performance and achievement of 120% of target would be maximum performance. For personal objective factors, achievement of 50% of target would be minimum performance and achievement of 120% of target would be maximum performance. Performance in between minimum and target (100%) and between target and maximum is interpolated.

For 2008 compensation, the corporate financial metric factor, designed to motivate our named executive officers to achieve profitable growth, is measured by the following metrics:

•	2008 revenues;

•	2008 Adjusted EBITDA, representing net income calculated in accordance with accounting principles generally accepted in the U.S., adjusted to eliminate interest, taxes, depreciation, amortization and stock-based compensation; and

•	earnings per share.

The Compensation Committee selected these metrics as broad indicators of the success of our business and the likely increase in stockholder value, in order to align executive incentives with the interests of stockholders. All three corporate financial metrics are weighted equally in determining the total financial metric factor. We believe that disclosing the specific targets for each financial metric would expose us to competitive harm because the targets are indicative of our budget and operating plan, which is competitively sensitive information. The specific targets for each financial metric are, in the judgment of the Compensation Committee, under our present circumstances reasonably capable of being achieved but are nevertheless subject to a number of practical uncertainties which render their achievement significantly less than assured.

The Compensation Committee expects to determine the 2008 personal objective factors for each named executive officer based upon the recommendations of the Chief Executive Officer in the first quarter of 2008. The Compensation Committee expects to determine the personal objective factors of the Chief Executive Officer based on his recommendations and the committee’s deliberations. These objectives are intended to support the achievement of profitable growth and we expect the types of objective factors to fall into broad categories such as:

•	major business initiatives or project execution;

•	department goals;

•	transition and succession planning issues; and

•	personal development initiatives.

We expect specific objectives for each named executive officer to reflect his or her individual responsibilities. While goals may be subjective by nature, to the extent possible, we expect the committee to select objective and quantifiable targets in order to improve accountability for results. After the end of 2008, the Compensation Committee plans to determine the degree to which each named executive officer has achieved targeted personal objective goals, based on the evaluation of the Chief Executive Officer for the other named executive officers and, for the Chief Executive Officer, based on his recommendations and the committee’s deliberations.

Annual and Long-term Equity Incentives

Historically, our equity-based incentives to our executives, other than our founders, were primarily stock option awards. Our founders have not been granted stock options unless they were needed for internal equity reasons to help narrow the gap between the various levels of share ownership of the founders. All grants of stock options have been based upon the fair market value of our stock in the quarter in which the grant was made. While we may choose to grant stock options to named executive officers in the future, in June 2007 we started using restricted stock units for equity incentives.

In February 2008, in accordance with our Executive and Senior Management Incentive Plan, our Compensation Committee awarded equity incentive grants to our named executive officers having the following values: Mr. Jain - $1,411,000; Mr. Cook - $525,000; Mr. Petersen - $525,000; Mr. Kerr - $600,000; and Mr. Beaver - $600,000. We will issue these grants in the form of restricted stock units or restricted stock at the election of the named executive officer. The actual number of restricted stock units or shares of restricted stock that we will issue will be determined once the fair value of our common stock has been determined for the first quarter of 2008. These equity incentive awards have been made under our 2005 Stock Incentive Plan, which we refer to as the 2005 Plan.

A primary objective of our use of equity incentive awards is to align the interests of our directors, executive officers and employees with our business strategies and with our stockholders’ interests, and to provide annual and long-term compensation opportunities that are sufficient to attract and retain high-caliber executives to effectively execute our business strategy. In order to achieve these objectives, we have historically granted stock options, and in certain cases restricted stock units, that vest over a four-year period following the date of grant.

In adopting our Executive and Senior Management Incentive Plan in 2007 for implementation in 2008, the Compensation Committee determined that, with respect to equity incentive awards, it would be preferable to compensate named executive officers with restricted stock or restricted stock units rather than with stock options. The committee believes that because of the significant shareholdings of our named executive officers, stock options are not necessary and restricted stock or restricted stock units would be more appropriate in that their grant more directly aligns the interests of the named executive officers with those of our stockholders. Restricted stock and restricted stock units more directly reward performance based on measures that the named executive officers are able to influence, such as our financial performance, rather than stock price, which can be subject to market forces.

The Compensation Committee expects each year to grant equity incentive awards to each named executive officer that if earned at the target level of performance would represent 420% of base salary for the Chief Executive Officer and 300% of the base salary for the other named executive officers. The actual percentage awarded will be determined at the time of award by multiplying this target percentage by the personal objective factor achieved for the prior year (ranging from 50% to 120%). If that personal objective factor is below 50%, no equity incentive award will be granted for the current year.

Our restricted stock units vest on a time-based schedule, on a performance basis or both. One-third of the shares issuable upon settlement of our restricted stock units are earned on a time-vesting basis over a four-year period, with half of these time-based shares vesting two years after the grant date and the remainder vesting ratably on a monthly basis over the subsequent two years. The other two-thirds of the shares issuable upon settlement of our restricted stock units are earned based on performance criteria, which are the same three metrics, weighted equally, used for the annual cash incentive plan (annual revenues, Adjusted EBITDA and other operating plan metrics). To promote retention of our named executive officers, we have also implemented time-based restrictions for the vesting of restricted stock that is earned based on a performance basis—25% of this earned restricted stock vests one year after the settlement date, with the remaining 75% vesting ratably on a monthly basis over the following three years.

The tables below show the percentage of base salary that vests each year under each component of our Executive and Senior Management Incentive Program, assuming that actual performance in year one is at target and that employment continues for the four-year period.

Chief Executive Officer

	Annual	Long-Term				Total Incentives
	Year 1	Year 2	Year 3	Year 4	Total

Total Cash Incentive	25%	—	—	—	—	25%

Equity Incentive:
Time-vested (1/3)	—	70%	35%	35%	140%	140%
Performance-vested (2/3)	70%	70%	70%	70%	210%	280%

Total Equity Incentive	70%	140%	105%	105%	350%	420%

Total Incentive	95%	140%	105%	105%	350%	445%

Other Named Executive Officers

	Annual	Long-Term				Total Incentives
	Year 1	Year 2	Year 3	Year 4	Total

Total Cash Incentive	25%	—	—	—	—	25%

Equity Incentive:
Time-vested (1/3)	—	50%	25%	25%	100%	100%
Performance-vested (2/3)	50%	50%	50%	50%	150%	200%

Total Equity Incentive	50%	100%	75%	75%	250%	300%

Total Incentive	75%	100%	75%	75%	250%	325%

Timing of Equity Grants

We expect the Compensation Committee to set awards and determine awards earned on an annual basis.

Post-Employment and Change in Control Arrangements

Upon a change in control, all unvested equity grants made under our 2005 Plan will automatically vest in an amount dependent upon the 2005 Plan participant’s years of service to us at the time of the change in control. There are currently no agreements with any plan participant, including any named executive officer, that provide for additional or accelerated compensation or lump sum payments upon the termination of the participant’s employment or a change in control of Intelius. See below at “Employee Benefits Plan—2005 Stock Incentive Plan—Terms of Awards—Change in Control.”

Other Benefits

Our named executive officers, like our other employees, participate in various employee benefit plans, including medical and dental care plans, qualified 401(k) retirement plan, life, accidental death and dismemberment and disability insurance, paid time off and other benefits.

Since we do not generally differentiate the benefits we offer our named executive officers from the benefits we offer our other employees, we also do not maintain any benefit programs exclusive to executives such as executive pension plans, deferred compensation plans, supplemental insurance or other executive retirement benefits.

EXECUTIVE COMPENSATION

Summary Compensation Table—2007

The following table sets forth all of the compensation for the year ended December 31, 2007 awarded to, earned by or paid to our Chief Executive Officer, our Chief Financial Officer and the three other highest paid executive officers who earned compensation of $100,000 or more for services rendered to us in all capacities during 2007.

		Stock	Option
		Awards	Awards	All Other
Name and Principal Position	Salary	(1)	(2)	Compensation		Total

Naveen K. Jain	$276,250	$104,530	$—	$25,928	(3)	$406,708
Chief Executive Officer and President
Paul T. Cook	174,984	39,199	131,992	7,401	(4)	353,576
Chief Financial Officer
Edward O. Petersen	167,500	39,199	388,916	20,370	(5)	615,985
Senior Vice President, Sales and Marketing
William R. Kerr(6)	100,000	—	231,353	—		331,353
Chief Corporate Officer
William H. Beaver, Jr.	200,000	39,199	76,995	8,307	(7)	324,501
Vice President and General Counsel

(1)	Each of the stock awards is comprised of restricted stock units granted pursuant to our 2005 Plan. In accordance with SEC rules, the amounts in this column represent the amounts that we recognized as compensation expense for financial statement reporting purposes for any part of 2007 in accordance with SFAS 123(R) in connection with all of the stock awards previously issued to the named executive officer using the modified prospective transition method. In January 2008, we awarded Mr. Jain, Mr. Petersen and Mr. Beaver 21,600 shares, 4,050 shares and 4,050 shares, respectively, relating to their inability to utilize a Section 83(b) election under the Internal Revenue Code in connection with these restricted stock units. See “Compensation Discussion and Analysis — Annual and Long-Term Equity Incentives” for a description of equity incentive awards that we granted to our named executive officers in February 2008.

(2)	In accordance with SEC rules, the amounts in this column represent the amounts that we recognized as compensation expense for financial statement reporting purposes for any part of 2007 in accordance with SFAS 123(R) in connection with all of the options previously issued to the named executive officer using the modified prospective transition method.

(3)	Includes parking, 401(k) plan matching and a five-year founder anniversary gift.

(4)	Includes parking and 401(k) plan matching.

(5)	Includes parking, 401(k) plan matching and a five-year founder anniversary gift.

(6)	Mr. Kerr began service as our Chief Corporate Officer in June 2007. Mr. Kerr’s annual salary is $200,000.

(7)	Includes parking and 401(k) plan matching.

Grants of Plan-Based Awards—2007

During 2007, we granted restricted stock units and stock options to our named executive officers pursuant to our 2005 Plan. Each of the options granted vests as to 25% of the shares on the first anniversary of the vesting start date, with the remainder vesting ratably on a monthly basis over the following 36 months. Each stock option expires ten years after the date of grant and is granted at an exercise price equal to the fair market value of our common stock in the quarter in which the grant was made.

For each of the restricted stock units granted, approximately 83% of each award vests upon continuous employment over a four-year period, with 25% of that amount vesting on the first anniversary of the grant date and the remainder vesting ratably on a monthly basis over the following 36 months. The remaining 17% is earned based upon the achievement of three 2007 financial performance metrics weighted equally: annual revenues, Adjusted EBITDA and other operating plan metrics. In February 2008, our Compensation Committee determined that these three 2007 financial performance metrics were met. The annual revenue target was $72,576,000 and revenue achieved was $88,529,000. The Adjusted EBITDA target was $18,400,000 and the Adjusted EBITDA achieved was $22,546,000. The third metric, “other operating plan metrics,” was not specifically targeted at any financial metric and was determined by the Compensation Committee to have been met as a result of our overall financial achievement for 2007. As a result of meeting these financial metrics, this 17% began vesting subject to continuous employment over a four-year period, with 25% of that amount vesting on the first anniversary of the grant date and the remainder vesting ratably on a monthly basis over the following 36 months.

The following table sets forth information concerning grants of plan-based awards to our named executive officers in 2007. We did not grant any non-equity incentive plan awards to our named executive officers in 2007.

			All Other
			Option Awards:
		All Other Stock	Number of	Exercise Price	Grant Date Fair
		Awards:	Securities	of Option	Value of Stock
		Number of	Underlying	Awards	and Option
Name	Grant Date	Units (1)	Options	($/Sh)	Awards(2)

Naveen K. Jain	6/15/2007	80,000	—	$—	$613,597
Paul T. Cook	6/15/2007	30,000	—	—	230,100
Edward O. Petersen	6/15/2007	—	500,000	6.13	1,888,250
	6/15/2007	30,000	—	—	230,100
William R. Kerr	6/30/2007	—	390,000	6.13	1,472,835
William H. Beaver, Jr.	6/15/2007	30,000	—	—	230,100

(1)	In January 2008, we awarded Mr. Jain, Mr. Petersen and Mr. Beaver 21,600 shares, 4,050 shares and 4,050 shares, respectively, relating to their inability to utilize a Section 83(b) election under the Internal Revenue Code in connection with these restricted stock units. See “Compensation Discussion and Analysis — Annual and Long-Term Equity Incentives” for a description of equity incentive awards that we granted to our named executive officers in February 2008.

(2)	The amounts in this column represent the grant date fair value, computed in accordance with SFAS 123(R), of each stock award or option granted to the named executive officer in 2007. Our compensation expense for these option grants is similarly based on the grant date fair value but is recognized over the period, typically four years, during which the named executive officer must provide services in order to earn the award. Please see Note 6 to our consolidated financial statements for a discussion of all assumptions made in determining the grant date fair values of the options we granted in 2007.

Outstanding Equity Awards at December 31, 2007 and
Option Exercises in Last Fiscal Year

The following table sets forth information concerning the number, exercise price and expiration date of exercisable and unexercisable options and the number and market value of restricted stock units held by the named executive officers as of December 31, 2007.

							Stock Awards(2)
	Option Awards(1)							Market Value
	Number of		Number of				Number	of Shares or
	Securities		Securities				of Shares	Units
	Underlying		Underlying				or Units	of Stock That
	Unexercised		Unexercised		Option	Option	of Stock	Have Not
	Options		Options		Exercise	Expiration	That Have	Vested
Name	Exercisable		Unexercisable		Price	Date	Not Vested	(3)

Naveen K. Jain	—		—		$—	—	80,000 (4)	$
Paul T. Cook	218,750	(5)	81,250	(5)	2.65	1/31/2015	—
	—		—		—	—	30,000 (4)
Edward O. Petersen	200,000	(6)	—		0.37	6/1/2013	—
	212,500	(7)	87,500	(7)	2.65	2/17/2015	—
	—		500,000	(8)	6.13	6/15/2017	—
	—		—		—	—	30,000 (4)
William R. Kerr	21,250	(9)	38,750	(9)	4.99	7/24/2016	—
	—		390,000	(10)	6.13	6/30/2017	—
William H. Beaver, Jr.	120,312	(11)	54,688	(11)	2.65	3/31/2015	—
	—		—		—	—	30,000 (4)

(1)	The vesting of each stock option is described in the footnotes below. Each of these stock options expires ten years from the date of grant.

(2)	Each stock award was granted pursuant to our 2005 Plan. In January 2008, we awarded Mr. Jain, Mr. Petersen and Mr. Beaver 21,600 shares, 4,050 shares and 4,050 shares, respectively, relating to their inability to utilize a Section 83(b) election under the Internal Revenue Code in connection with these restricted stock units. See “Compensation Discussion and Analysis — Annual and Long-Term Equity Incentives” for a description of equity incentive awards that we granted to our named executive officers in February 2008.

(3)	The market value of restricted stock units that have not vested has been determined by multiplying the number of unvested restricted stock units by the assumed initial public offering price of $ per share, which is the midpoint of the range listed on the cover of this prospectus.

(4)	For vesting information, see footnote 1 to Grants of Plan-Based Awards-2007 Table, above.

(5)	This option was granted pursuant to our 2005 Plan. Option vested as to 25% of the shares of common stock underlying it on January 31, 2006 and vests as to 2.083% of the underlying shares monthly thereafter until fully vested on January 31, 2009.

(6)	This option is fully vested.

(7)	This option was granted pursuant to our 2005 Plan. The option vested as to 25% of the shares of common stock underlying it on February 17, 2006 and vests as to 2.083% of the underlying shares monthly thereafter until fully vested on February 17, 2009.

(8)	This option was granted pursuant to our 2005 Plan. The option vests as to 25% of the shares of common stock underlying it on June 15, 2008 and vests as to 2.083% of the underlying shares monthly thereafter until fully vested on June 15, 2011.

(9)	This option was granted pursuant to our 2005 Plan. The option vested as to 25% of the shares of common stock underlying it on July 24, 2007 and vests as to 2.083% of the underlying shares monthly thereafter until fully vested on July 24, 2010.

(10)	This option was granted pursuant to our 2005 Plan. The option vests as to 25% of the shares of common stock underlying it on June 30, 2008 and vests as to 2.083% of the underlying shares monthly thereafter until fully vested on June 30, 2011.

(11)	This option was granted pursuant to our 2005 Plan. The option vested as to 25% of the shares of common stock underlying it on March 31, 2006 and vests as to 2.083% of the underlying shares monthly thereafter until fully vested on March 31, 2009.

None of our named executive officers exercised stock options during 2007.

Employee Benefit Plans

To date, we have granted restricted stock units, restricted stock and options to purchase shares of our common stock under our 2005 Plan and options to purchase shares of our common stock under separate stock option agreements.

2005 Stock Incentive Plan

Our 2005 Plan was adopted by our Board of Directors on January 21, 2005 and approved by our stockholders on January 11, 2006.

Authorized Number of Shares.  We have reserved 9,250,000 shares of common stock for issuance under the 2005 Plan. As of December 31, 2007, options to purchase 3,321,725 shares were outstanding under the 2005 Plan, restricted stock units covering 320,000 shares were outstanding under the 2005 Plan, restricted stock awards covering 57,500 shares were outstanding under the 2005 Plan and 6,296,849 shares remained available for issuance under the 2005 Plan.

Administration.  The Compensation Committee administers the 2005 Plan and has complete discretion to make all decisions relating to the plan, provided that our Chief Executive Officer has the discretion to make equity awards of up to 35,000 shares to employees of Intelius or its subsidiaries who are not our directors or executive officers. The Compensation Committee may also modify awards before or after they are granted by changing conditions, duration or restrictions on awards to provide for earlier, later, extended or additional time for exercise, lifting restrictions and other modifications, and with respect to all participants or less than all participants.

Eligibility and Types of Awards.  Employees, officers, members of our Board of Directors and consultants are eligible to receive awards under our 2005 Plan. Our 2005 Plan provides for awards of options to purchase shares of our common stock, and awards of restricted stock or restricted stock units. With respect to stock options, our 2005 Plan provides for the grant of both incentive stock options, which qualify for favorable tax treatment under Section 422 of the Internal Revenue Code for their recipients, and non-statutory stock options. Incentive stock options may be granted only to employees. Non-statutory stock options may be granted to our employees, officers, directors and consultants.

Terms of Awards

Stock Options.  The exercise price of options is determined by the Compensation Committee, subject to applicable statutory requirements. The exercise price of incentive stock options granted to a person who directly or by attribution owns more than 10% of the total combined voting power of all classes of our stock must be equal to at least 110% of the fair market value of our common stock on the date of grant. Incentive stock options are granted with an exercise price equal to at least 100% of the fair market value of our common stock on the date of grant. Stock options become vested and exercisable, as applicable, within such periods, or upon such events, as determined by the committee and as set forth in the related stock option agreement. Options are generally subject to a four-year vesting period (25% on the first anniversary of the vesting start date and ratably thereafter). The maximum permitted term of options granted under our 2005 Plan is ten years.

After termination of an optionee’s employment with us, he or she may exercise his or her vested option for the period of time stated in the stock option agreement. Generally, if termination is due to death, disability or early retirement, the vested option will remain exercisable for 12 months. In all other cases, the vested option will generally remain exercisable for three months. However, an option may not be exercised later than its expiration date. Notwithstanding the foregoing, if an optionee is terminated for cause (as defined in our

2005 Plan), then the optionee’s options will expire on the optionee’s termination date or at such later time and on such conditions as determined by our Compensation Committee.

Stock Awards.  A stock award is an award of shares of our common stock to employees generally based on the achievement of certain corporate financial objectives or employment objectives, or both, as determined by the Compensation Committee. The award may be in the form of restricted stock units or restricted stock awards.

Payment for Purchase of Shares of our Common Stock.  Payment for shares of our common stock under our 2005 Plan may be in cash, surrender of previously issued shares, immediate exercise of an option and sale of the underlying shares through a broker designated by us, or such other consideration as the Compensation Committee may permit.

Transferability of Awards.  Generally, a participant may not transfer options other than by will or the laws of descent and distribution unless approved by the Compensation Committee. During the lifetime of an optionee, the option is exercisable only by the optionee.

Change in Control.  Upon a change of control of Intelius, unvested equity grants made under the 2005 Plan will automatically vest in an amount dependent upon the 2005 Plan participant’s years of service at the time of the change of control as follows:

0-1 years of service: 25%
1-2 years of service: 50%
2-3 years of service: 75%
3+ years of service: 100%

Except as otherwise provided in the instrument evidencing the award, in the event of a change of control, unvested outstanding awards may be assumed or replaced by the successor company. Outstanding unvested awards that are not assumed or replaced by the successor company will expire on the consummation of the corporate transaction that creates the change of control, at such time and on such conditions as our Board of Directors determines (including, without limitation, full or partial vesting and exercisability of any or all outstanding awards issued under our 2005 Plan).

Amendments or Termination.  Our Board of Directors may amend or terminate the 2005 Plan at any time, with stockholder approval. The 2005 Plan will continue in effect for ten years from its adoption date, unless the Board of Directors decides to terminate the plan earlier.

401(k) Plan

Effective June 2005, we adopted a 401(k) plan available to all employees who meet specified eligibility requirements. Eligible employees may elect to contribute up to 90% of their pre-tax gross earnings, subject to statutory limitations regarding maximum contributions. We provide matching contributions of either 4% of each participant’s gross salary per each payroll period or the amount of the participant’s contribution to the plan, whichever is less. Employee matching contributions are fully vested at the time they are made. In the year ended December 31, 2007, we made matching contributions of $149,000 in the aggregate.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Other than the employment arrangements described in “Management” and the transactions described below, since January 1, 2005 there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a participant:

•	in which the amount involved exceeded or exceeds $120,000; and

•	in which any director, executive officer, holder of more than 5% of any class of our common stock, or any immediate family member of any such person had or will have a direct or indirect material interest.

Recapitalization

In November 2007, in connection with an amendment to our certificate of incorporation, Naveen K. Jain, our President and Chief Executive Officer and one of our directors, Anuradha Jain, his wife, and the Jain irrevocable trusts converted all of the outstanding shares of Class B common stock into shares of our common stock, receiving 1.15 shares of common stock for each share of Class B common stock converted. The 1.15 exchange ratio reflected the controlling interest in Intelius that both the Jains and the trusts effectively each owned as a result of their significant voting blocks. Our Board of Directors determined, using the stock valuation techniques discussed elsewhere in this prospectus, that the 1.15 exchange ratio was reasonable and the conversion ratio for the Class B shares was changed from 1:1 to 1:1.15. The Board of Directors then confirmed that this 1.15 exchange ratio was an equitable exchange of these two classes of our stock and the amendment to the certificate of incorporation was then approved by a majority vote of the holders of each of the three classes of our stock (Class A common stock, Class B common stock and Series A preferred stock) voting separately as a class.

Other Transactions

From our inception in January 2003 until the beginning of the third quarter of 2007, Mr. Jain used his personal credit card to pay Internet advertising expenses on our behalf, and we promptly reimbursed Mr. Jain. Reimbursements to Mr. Jain for expenditures of all types made on that credit card totaled approximately $4.2 million for 2005, $3.6 million for 2006 and $76,000 for 2007. Mr. Jain received credit card reward points for these purchases. Based upon the redemption for cash values set forth in the terms and conditions for Mr. Jain’s credit card, the approximate dollar value of the credit card reward points received by Mr. Jain was less than $25,000 for each of the years ended December 31, 2005, 2006 and 2007.

Prior Litigation Involving Naveen Jain

Mr. Jain was a defendant in a class action lawsuit brought under the federal securities laws against InfoSpace, Inc., Mr. Jain (who was a founder, Chief Executive Officer and Chairman of InfoSpace) and several other defendants. This securities class action was settled. In another litigation, an InfoSpace stockholder filed a derivative lawsuit on behalf of InfoSpace alleging “short-swing” profit liability under Section 16(b) of the Securities Exchange Act of 1934. Some of the factual allegations in that litigation were that deposits by the Jains’ broker of InfoSpace shares into a joint account represented “purchases” by the Jains of InfoSpace stock within six months of their sales of InfoSpace shares in the InfoSpace initial public offering. Similarly, a statement in the InfoSpace initial public offering prospectus that shares had been placed in escrow was deemed to be a purchase within six months of the Jains’ sale. This claim was also settled during the pendency of the Jains’ appeal of an adverse judgement.

In 2003, Mr. Jain sued JP Morgan (successor to Hambrecht & Quist, the lead underwriter in the InfoSpace initial public offering) and Wilson Sonsini Goodrich & Rosati PC (which represented Hambrecht & Quist in the InfoSpace initial public offering) for multiple causes of action arising out of the InfoSpace initial public offering, including negligence, breach of fiduciary duties, equitable apportionment and unjust enrichment. In 2004, Mr. Jain sued Perkins Coie LLP (which represented Mr. Jain and InfoSpace in the InfoSpace initial public offering) for multiple causes of action arising out of the InfoSpace initial public offering, including legal malpractice, breach of fiduciary duties, negligent misrepresentation and wrongful disclosure, unjust enrichment and equitable indemnity. These actions have been consolidated. After adverse rulings for Mr. Jain at the trial level and initial appellate level, the consolidated actions are pending in the Washington State appellate court system.

All other actions involving InfoSpace in which Mr. Jain was named as a defendant have been settled or otherwise resolved. We are not aware of any other pending or threatened claims arising out of our management teams previous employment by or other involvement with InfoSpace, and we do not anticipate that any members of our management team will spend any material amount of time in defense of claims pertaining to InfoSpace.

Professional Service Relationships

Arthur W. Harrigan, Jr., a member of our Board of Directors, is a senior partner with a law firm that represents Intelius in litigation matters, and has represented Mr. Jain and Kevin R. Marcus, our Chief Technology Officer, in personal litigation, and has represented Mr. Jain in Mr. Jain’s litigation against JP Morgan, Perkins Coie LLP, Wilson Sonsini Goodrich & Rosati PC involving the InfoSpace initial public offering. We have paid fees to Mr. Harrigan’s law firm in the amounts of $75,000 for 2005, $179,000 for 2006 and $323,000 for 2007. Since the beginning of 2005, InfoSpace and its directors’ and officers’ insurance carrier have paid fees on behalf of Mr. Jain to Mr. Harrigan’s law firm in the aggregate amount of $1,308,928. Mr. Jain has paid fees to Mr. Harrigan’s law firm since the beginning of 2005 in the aggregate amount of $3,782,984.

Employment Relationships

Anuradha Jain, the wife of Mr. Jain, serves as our Vice President, Community Affairs. Mrs. Jain earned compensation of $661 in 2005, $16,505 in 2006 and $16,505 in 2007.

Todd Owens, the son of William A. Owens, the Chairman of our Board of Directors, has served as our Director of Business Development and earned compensation of $82,674 in 2006 and $185,122 in 2007.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. For a description of these agreements, see “Management—Limitation of Liability and Indemnification of Officers and Directors.”

Transactions with Executive Officers and Directors

Our Board of Directors has adopted a written Conflict of Interest Policy for Senior Officers and Directors. The policy is administered by a Conflict of Interest Committee, composed of our Chief Executive Officer, Chief Financial Officer and General Counsel. Persons covered by the policy are members of our Board of Directors, our executive officers and other senior officers.

The policy requires approval by the Conflict of Interest Committee before we enter into any transaction or arrangement in which any of our directors, executive officers or other senior officers has a conflict of interest. A person is deemed to have a conflict of interest in a transaction or arrangement if the person, or a related party of the person, has directly or indirectly a significant investment or compensation arrangement with any entity in the transaction or arrangement and the committee determines that this interest creates a conflict of interest for the person. The committee or the Board, by a majority vote of its disinterested members, is required to determine whether we can obtain, with reasonable efforts, a more advantageous transaction or arrangement that would not give rise to a conflict of interest.

The policy requires each senior officer covered under the policy to submit an annual compliance statement. Any violation of the policy by any person subject to the policy, including engaging in any transaction or arrangement without requisite approval, will subject such person to appropriate disciplinary action, up to and including termination of his or her employment.

The policy was adopted by our board of directors on June 15, 2007 but has not yet been applied to any of our directors, executive officers or other senior officers because, other than changing the conversion ratio for the Class B shares, we have not entered into any significant transaction or arrangement with any of them or their related parties since that date. Because the discussions between the Class B stockholders and the founders holding common stock in changing the conversion ratio for the Class B shares from 1:1 to 1:1.15 were led by our General Counsel and a member of our Board of Directors, and our entire Board actively participated in these discussions and in confirming the valuation of these two classes of our stock using the stock valuation techniques discussed elsewhere in this prospectus, the standards contained in the Conflict of Interest Policy were effectively applied in all material respects as a result of those participations. Following Board approval, the amendment to the certificate of incorporation embodying this change in the conversion ratio was approved by a majority vote of the holders of each of the three classes of our stock (Class A common stock, Class B common stock and Series A preferred stock) voting separately as a class.

PRINCIPAL STOCKHOLDERS

The following table provides information concerning beneficial ownership of our common stock as of December 31, 2007 by:

•	each of our directors;

•	each of the named executive officers listed in the summary compensation table;

•	all of our directors and executive officers as a group; and

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of December 31, 2007 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted in the footnotes to the table below, the address of each beneficial owner listed in the table is c/o Intelius Inc., 500 108th Avenue NE, 25th Floor, Bellevue, Washington 98004.

The number of shares beneficially owned and the percentage of common stock outstanding before and after the offering is based on 23,555,884 shares of common stock outstanding as of December 31, 2007.

Number of Shares	Percentage of Shares
Name of Beneficial Owner	Beneficially Owned	Beneficially Owned After Offering
Before	After
offering	offering

Directors and Executive Officers:
Naveen K. Jain	3,662,582	(1)	15.5%
John K. Arnold	3,059,662	(2)	13.0
Kevin R. Marcus	2,756,300	11.7
Chandan S. Chauhan	2,412,500	(3)	10.2
Niraj A. Shah	2,200,000	(4)	9.3
Edward O. Petersen	975,000	(5)	4.1
Paul T. Cook	321,250	(6)	1.4
William H. Beaver	180,719	(7)	*
William R. Kerr	23,750	(8)	*
Chris A. Kitze	129,000	(9)	*
Arthur W. Harrigan	113,124	(10)	*
William A. Owens	43,541	(11)	*
Peter W. Currie	28,500	(12)	*
All directors and executive officers as a group (13 persons)	15,905,928	(13)	67.5
5% or Greater Stockholders:
Atul Jain	47,625	(14)
Atul Jain as Trustee of Knight and Orchid Irrevocable Trusts	5,714,918(15)
Total beneficially owned by Atul Jain	5,762,543	24.5%

*	Less than 1%.

(1)	Includes 17,541 shares held individually by Mr. Jain’s wife, Anuradha Jain.

(2)	Includes 2,997,162 shares held jointly with his wife, Edwina Martin-Arnold.

(3)	Includes 62,500 shares held by Chauhan Network LLC, which is owned by Mr. Chauhan.

(4)	Includes 600,000 shares subject to issuance under vested options that are exercisable within 60 days from December 31, 2007.

(5)	Includes 425,000 shares subject to issuance under vested options that are exercisable within 60 days from December 31, 2007. Also includes 20,000 shares held jointly with his wife, Jennifer Petersen.

(6)	Includes 231,250 shares subject to issuance under vested options that are exercisable within 60 days from December 31, 2007. Also includes 40,000 shares held jointly with his wife, Koleen Cook.

(7)	Includes 127,604 shares subject to issuance under vested options that are exercisable within 60 days from December 31, 2007.

(8)	Represents 23,750 shares subject to issuance under vested options that are exercisable within 60 days from December 31, 2007.

(9)	Includes 29,000 shares of restricted stock subject to our lapsing right of repurchase.

(10)	Includes 2,916 shares subject to issuance under vested options that are exercisable within 60 days from December 31, 2007.

(11)	Includes 10,000 shares held by Montlake Partners LLC, an entity beneficially owned by Mr. Owens, and 33,541 shares subject to issuance under vested options that are exercisable within 60 days from December 31, 2007.

(12)	Represents 28,500 shares of restricted stock subject to our lapsing right of repurchase.

(13)	Includes 1,444,061 shares subject to issuance under vested options that are exercisable within 60 days from December 31, 2007 and 57,500 shares of restricted stock subject to our lapsing right of repurchase.

(14)	Represents 47,625 shares held jointly with his wife, Priti Jain.

(15)	Represents shares held by trusts established by Naveen K. Jain and his wife, Anuradha Jain, which are irrevocable grantor retained annuity trusts, or GRATs: Knight GRAT No. 1, Knight GRAT No. 2, Knight GRAT No. 3, Orchid GRAT No. 1, Orchid GRAT No. 2 and Orchid GRAT No. 3. The trustee of each such trust is Mr. Jain’s brother, Atul Jain, whose address is c/o TEOCO Corporation, 12150 Monument Drive, Suite 400, Fairfax, VA 22033. The grantors’ children are the residual beneficiaries of each trust following distributions to the grantors pursuant to each trust agreement.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and certain provisions of our restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the completion of this offering. Copies of our restated certificate of incorporation and amended and restated bylaws, have been filed as exhibits to the registration statement of which this prospectus is a part.

Immediately following the completion of this offering, our authorized capital stock will consist of:

•	100,000,000 shares of common stock, $0.0001 par value per share; and

•	10,000,000 shares of preferred stock, $0.0001 par value per share.

As of December 31, 2007, and after giving effect to the automatic conversion of all of our outstanding preferred stock into common stock upon the completion of this offering, there were outstanding:

•	23,555,884 shares of common stock held by approximately 70 stockholders;

•	3,321,725 shares of common stock issuable upon exercise of outstanding stock options; and

•	320,000 shares of common stock subject to unvested and outstanding restricted stock units.

Common Stock

Dividend Rights.  Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our Board of Directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our Board of Directors may determine.

Voting Rights.  Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Our restated certificate of incorporation will eliminate the right of stockholders to cumulate votes for the election of directors.

No Preemptive or Similar Rights.  Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions.  Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Upon the completion of this offering, each outstanding share of preferred stock will be automatically converted into one share of common stock.

Following this offering, our Board of Directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our Board of Directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting, liquidation and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Anti-takeover Provisions

Some of the provisions of Delaware law, our restated certificate of incorporation and our amended and restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the Board of Directors prior to the time that the interested stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	at or subsequent to such time that the stockholder became an interested stockholder, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate or incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We do not plan to “opt out” of these provisions. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaw Provisions

Our restated certificate of incorporation and amended and restated bylaws provide that, following the completion of this offering:

•	our stockholders may not act by written consent, and no action may be taken by our stockholders except at an annual or special meeting of our stockholders called in accordance with our amended and restated bylaws;

•	our stockholders may not call special meetings of our stockholders or fill vacancies on our Board of Directors;

•	our Board of Directors may, without a vote of the stockholders, authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock, which could, among other things, have the effect of delaying, deferring or preventing a change in control of our company; and

•	we will indemnify directors and officers against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

These provisions of our restated certificate of incorporation or amended and restated bylaws may have the effect of delaying, deferring or discouraging another person or entity from acquiring control of us.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be ComputerShare Trust Company, N.A. Its telephone number is 303-262-0600.

NASDAQ Global Market Listing

We have applied to list our common stock on The NASDAQ Global Market under the symbol “INTL.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market could cause the prevailing market price to decline and limit our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding           shares of common stock, based on shares outstanding as of December 31, 2007 and shares to be sold in this offering. The shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless purchased by our affiliates.

The remaining           shares held by existing stockholders will be restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if the resale qualifies for an exemption from registration under Section 4(1) or Rules 144, 144(k) or 701 promulgated under the Securities Act. We describe these rules in greater detail below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 144(k) under the Securities Act, the shares of our common stock, excluding the shares sold in this offering, that will be available for sale in the public market are as follows:

Approximate
Date of Availability of Sale	Number of Shares

As of the date of this prospectus
Beginning 90 days after the date of this prospectus
At various times beginning 180 days (subject to possible extension) after the date of this prospectus		*

*	Of these shares, will be subject to volume limitations under Rule 144 as more fully described below.

In addition, as of December 31, 2007, options to purchase a total of 3,321,725 shares of common stock were outstanding, of which options to purchase 1,599,930 shares were vested and exercisable as of December 31, 2007. As of December 31, 2007, there also were 320,000 unvested and outstanding restricted stock units.

Lock-Up Agreements

Each of our executive officers and directors, and the holders of substantially all of the outstanding shares of our common stock, restricted stock units and options to purchase our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of the final prospectus for this offering, subject to extension in certain circumstances as described in the section entitled “Underwriting,” except with the prior written consent of Deutsche Bank Securities Inc. and Bear, Stearns & Co. Inc. Deutsche Bank Securities Inc. and Bear, Stearns & Co. Inc. together may, in their sole discretion, release for sale in the public market all or any portion of the shares subject to the lock-up agreement prior to the expiration of the lock-up period.

Rule 144

In general, under Rule 144 promulgated under the Securities Act, a person, or group of persons whose shares are required to be aggregated, who is not, and has not for a period of three months preceding the sale been, an affiliate of us and has beneficially owned shares of our common stock for at least six months would be entitled to freely sell such common stock subject only to the availability of current public information regarding us. An affiliate of us who has beneficially owned shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock, which will be approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales by affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, a person who is not deemed to have been an affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least one year would be entitled to sell these shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from one of our affiliates, a person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701

Any employee, officer or director of or consultant to us who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of the final prospectus for this offering before selling such shares.

Form S-8 Registration Statements

Prior to the expiration of the lock-up period, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our equity incentive plans and agreements. Subject to applicable vesting restrictions, these shares will be available for resale in the public market immediately upon the effectiveness of these registration statements and following the expiration of the lock-up agreements described above, except with respect to Rule 144 volume limitations that apply to our affiliates.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S. STOCKHOLDERS

The following discussion is a summary of the material U.S. federal income and estate tax considerations generally applicable to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below). This summary deals only with our common stock held as capital assets (generally property held for investment) by holders who purchase common stock in this offering. This discussion does not cover all aspects of U.S. federal income and estate taxation that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	insurance companies;

•	persons holding common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	partnerships or entities or arrangements treated as a partnership or other pass-through entity for U.S. federal tax purposes (or investors in such entities); or

•	U.S. Holders (as defined below).

Furthermore, this summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations promulgated under the Code and administrative and judicial interpretations thereof, all as of the date hereof. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income and other tax consequences different from those discussed below. We have not received a ruling from the Internal Revenue Service, or the IRS, with respect to any of the U.S. federal tax considerations discussed in this summary. This discussion does not address any state, local or non-U.S. tax considerations, or except to the limited extent below, or the effect of the federal estate and gift tax laws.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes one of the following:

•	an individual citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (i) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. If a Non-U.S. holder is an individual, the holder may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the U.S. for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year. For these purposes all the days present in the current year, one third of the days present in the immediately preceding year, and one sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our common stock, we particularly urge you to consult your own tax advisors.

If you are considering the purchase of our common stock, we urge you to consult your own tax advisors concerning the particular U.S. federal income and other tax consequences to you of the purchase, ownership and disposition of our common stock, as well as any consequences to you arising under state, local and non-U.S. tax laws.

The following discussion applies only to Non-U.S. Holders. Special rules may apply to you if you are a “controlled foreign corporation” or a “passive foreign investment company,” or are otherwise subject to special treatment under the Code. Any such holders should consult their own tax advisors to determine the U.S. federal, state, local and non-U.S. income and other tax consequences that may be relevant to them.

Dividends

We have never paid any dividends on our common stock and do not expect to do so within the foreseeable future. The following discussion is provided in the event that policy should change for any reason.

Dividends paid to you (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable tax treaty between the U.S. and the Non-U.S. Holder’s country of residence. If you wish to claim the benefit of an applicable treaty rate for dividends paid on our common stock, you must provide the withholding agent with a properly executed IRS Form W-8BEN, claiming an exemption from or reduction in withholding under the applicable income tax treaty. In the case of common stock held by a foreign intermediary (other than a “qualified intermediary”), the intermediary generally must provide an IRS Form W-8IMY and attach thereto an appropriate certification by each beneficial owner for which it is receiving the dividends. For payments made to a foreign partnership or other flow through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent.

However, dividends received by you that are effectively connected with a trade or business you conduct within the U.S., or, if certain tax treaties apply, are attributable to a permanent establishment you maintain in the U.S., are not subject to U.S. federal withholding tax, but instead are subject to U.S. federal income tax on a net income basis at the applicable graduated individual or corporate rates, subject to any applicable tax treaty providing otherwise. Special certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding (such as providing us with IRS Form W-8ECI properly certifying such exemption). If you are a corporation, any such effectively connected dividends that you receive may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the U.S. and the Non-U.S. Holder’s country of residence.

If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the U.S., or, if certain tax treaties apply, is attributable to a permanent establishment you maintain in the U.S.;

•	if you are an individual and hold shares of our common stock as a capital asset, you are present in the U.S. for 183 or more days in the taxable year of the sale, exchange or other taxable disposition, and certain other conditions are met; or

•	our common stock constitutes a “United States real property interest” by reason of our status as a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes at any time during the shorter of the 5-year period ending on the date you dispose of our common stock or the period you held our common stock. The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets. In general, we would be a U.S. real property holding corporation if interests in U.S. real estate comprised at least half of our assets. We believe we are not currently and do not anticipate becoming a USRPHC.

If you are described in the first bullet above, you will be subject to tax on any gain derived from the sale, exchange or other taxable disposition at applicable graduated U.S. federal income tax rates. If you are eligible for the benefits of a tax treaty between the U.S. and your country of residence, any “effectively connected” gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the U.S. If you are a corporation, you may be subject to the branch profits tax on your effectively connected earnings and profits for the taxable year, which would include such gain, at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty, subject to adjustments.

If you are an individual and are described in the second bullet above, you will generally be subject to a flat 30% tax on any gain derived from the sale, exchange or other taxable disposition that may be offset by U.S. source capital losses (even though you are not considered a resident of the U.S.).

U.S. Federal Estate Tax

Shares of our common stock held by an individual Non-U.S. Holder at the time of his or her death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

You may be subject to information reporting and backup withholding with respect to any dividends on, and the proceeds from dispositions of, our common stock paid to you, unless you comply with certain reporting procedures (usually satisfied by providing an IRS Form W-8BEN) or otherwise establish an exemption. The backup withholding tax rate currently is 28%. Additional rules relating to information reporting requirements and backup withholding with respect to the payment of proceeds from the disposition of shares of our common stock will apply as follows:

•	if the proceeds are paid to or through the U.S. office of a broker (U.S. or foreign), they generally will be subject to backup withholding and information reporting, unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption;

•	if the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, or a U.S. Related Person, they will not be subject to backup withholding or information reporting; and

•	if the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S. Related Person, they generally will be subject to information reporting (but not backup withholding), unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption.

In addition, the amount of any dividends paid to you and the amount of tax, if any, withheld from such payment generally must be reported annually to you and the IRS. The IRS may make such information available under the provisions of an applicable income tax treaty to the tax authorities in the country in which you reside.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished by you to the IRS. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Bear, Stearns & Co. Inc., Cowen and Company, LLC and Oppenheimer & Co. Inc., have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Number
Underwriters	of Shares

Deutsche Bank Securities Inc.
Bear, Stearns & Co. Inc.
Cowen and Company, LLC
Oppenheimer & Co. Inc.

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $      per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $      per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to          additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are     % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
		Without Exercise of	With Full Exercise
	Fee per Share	Over-Allotment Option	of Over-Allotment Option

Discounts and commissions paid by us

In addition, we estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $     .

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our executive officers and directors, and the holders of substantially all of the outstanding shares of our common stock, restricted stock units and options to purchase our common stock have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options held by these persons for a period of 180 days after the date of the final prospectus of this offering without the prior written consent of Deutsche Bank Securities Inc. and Bear, Stearns & Co. Inc. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options and issue shares upon exercise of outstanding options. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

Notwithstanding the foregoing, if (a) during the last 17 days of the lock-up period we release earnings results or material news or a material event relating to us occurs, or (b) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period following the last day of the lock-up period, the above restrictions shall continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or material event.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable of our business; and

•	estimates of our business potential.

A prospectus in electronic format is being made available on Internet websites maintained by one or more of the lead underwriters of this offering and may be made available on websites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), an offer of shares described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant

Member State or, where appropriate, has been approved in another Relevant Member State and notified the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of shares to the public may be made in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression, “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (as amended), or FSMA) as received in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the common stock being offered will be passed upon for Intelius by Karr Tuttle Campbell PS, Seattle, Washington and for the underwriters by Fenwick & West LLP, Mountain View, California.

EXPERTS

The consolidated financial statements as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 included in this Prospectus and in the

Registration Statement have been so included in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. This prospectus contains all information about us and our common stock that may be material to an investor in this offering, but does not contain all of the information set forth in the registration statement or the exhibits and schedule filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedule filed thereto.

You may inspect a copy of the registration statement and the exhibits and schedule to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

Report of Independent Registered

Public Accounting Firm

Board of Directors
Intelius Inc.
Bellevue, Washington

We have audited the accompanying consolidated balance sheets of Intelius Inc. as of December 31, 2006 and 2007 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intelius Inc. at December 31, 2006 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Seattle, Washington

February 18, 2008

INTELIUS INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31,
	2006	2007

ASSETS
Current assets:
Cash and cash equivalents	$5,327	$11,811
Accounts receivable, net	1,879	6,891
Prepaid expenses	1,542	2,057
Deposits and other current assets	1,005	1,190
Income taxes receivable	797	—
Deferred tax assets, net, current	334	1,067

Total current assets	10,884	23,016
Property and equipment, net	1,108	4,269
Databases, net	390	559
Other intangibles, net	7,032	6,672
Deferred tax assets, net, non-current	—	504
Deposits and other assets	1,659	2,585
Goodwill	1,888	1,888

Total assets	$22,961	$39,493

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,958	$6,233
Accrued compensation	548	882
Accrued expenses and other liabilities	338	201
Income taxes payable, current	—	1,444
Deferred revenue, current	1,466	1,245
Notes payable to stockholders	136	—

Total current liabilities	6,446	10,005
Deferred rent, non-current	87	235
Deferred revenue, non-current	42	29
Capital lease obligation, non-current	—	70
Income taxes payable, non-current	—	50
Deferred tax liabilities, net, non-current	505	—

Total liabilities	7,080	10,389

Commitments and contingencies (Notes 8 and 11)
Stockholders’ equity:
Series A convertible preferred stock, $0.0001 par value:
3,000,000 shares authorized, 1,667,500 shares issued and outstanding (aggregate liquidation preference of $3,335,000)	—	—
Common stock, $0.0001 par value:
Class A: 21,000,000 and 30,000,000 shares authorized, 12,458,750 and 21,888,384 shares issued and outstanding	1	2
Class B: 9,000,000 and 0 shares authorized, 8,100,000 and 0 shares issued and outstanding	1	—
Additional paid-in capital	4,418	6,517
Retained earnings	11,461	22,585

Total stockholders’ equity	15,881	29,104

Total liabilities and stockholders’ equity	$22,961	$39,493

See accompanying notes to consolidated financial statements.

INTELIUS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,
	2005	2006	2007

Revenues	$44,040	$54,720	$88,529
Costs and expenses:
Content and support	5,262	6,752	13,895
Sales and marketing	26,415	35,545	48,194
Product development	1,064	1,490	3,328
General and administrative	1,831	3,916	6,210

Total costs and expenses	34,572	47,703	71,627

Operating income	9,468	7,017	16,902
Interest and other expenses	—	—	(108)
Interest income	39	147	215

Income before income taxes	9,507	7,164	17,009
Provision for income taxes	3,223	2,647	5,885

Net income	$6,284	$4,517	$11,124

Net income per share:
Basic	$0.31	$0.22	$0.54
Diluted	$0.28	$0.20	$0.48
Shares used in calculation of basic and diluted net income per share:
Basic	20,203	20,505	20,660
Diluted	22,480	22,869	23,345

See accompanying notes to consolidated financial statements.

INTELIUS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands, except share data)

	Preferred Stock		Common Stock				Additional		Total
			Class A		Class B		Paid-In	Retained	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	Equity

Balance, January 1, 2005	1,667,500	$—	11,900,000	$1	8,100,000	$1	$1,667	$660	$2,329
Stock issuance in business acquisition	—	—	500,000	—	—	—	1,745	—	1,745
Net income	—	—	—	—	—	—	—	6,284	6,284

Balance, December 31, 2005	1,667,500	—	12,400,000	1	8,100,000	1	3,412	6,944	10,358
Stock issuance in business acquisition	—	—	40,000	—	—	—	218	—	218
Stock option exercises	—	—	18,750	—	—	—	50	—	50
Tax benefit from stock options	—	—	—	—	—	—	13	—	13
Stock-based compensation expense	—	—	—	—	—	—	725	—	725
Net income	—	—	—	—	—	—	—	4,517	4,517

Balance, December 31, 2006	1,667,500	—	12,458,750	1	8,100,000	1	4,418	11,461	15,881
Stock option exercises	—	—	57,134	—	—	—	250	—	250
Tax benefit from stock options	—	—	—	—	—	—	52	—	52
Common stock awards issued	—	—	57,500	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	1,797	—	1,797
Conversion of Class B to Class A	—	—	9,315,000	1	(8,100,000)	(1)	—	—	—
Net income	—	—	—	—	—	—	—	11,124	11,124

Balance, December 31, 2007	1,667,500	$—	21,888,384	$2	—	$—	$6,517	$22,585	$29,104

See accompanying notes to consolidated financial statements.

INTELIUS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2005	2006	2007

Operating activities:
Net income	$6,284	$4,517	$11,124
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash expenses:
Depreciation and amortization of property and equipment	194	356	751
Amortization of databases	52	73	83
Amortization of other intangible assets	544	2,210	3,013
Stock-based compensation	—	725	1,797
Changes in operating assets and liabilities:
Accounts receivable, net	402	(1,574)	(5,012)
Prepaid expenses	(2,168)	2,004	(515)
Deposits and other current assets	(1,000)	(5)	(185)
Deposits and other assets	(513)	(41)	(926)
Accounts payable	790	2,273	2,139
Accrued compensation	(293)	(743)	334
Accrued expenses and other liabilities	(52)	389	(76)
Deferred revenue	964	389	(234)
Deferred taxes, net	(238)	(1,040)	(1,742)
Income taxes	(847)	(225)	2,291

Net cash provided by operating activities	4,119	9,308	12,842

Investing activities:
Purchases of property and equipment	(428)	(858)	(3,755)
Purchases of databases	(160)	(139)	(252)
Purchases of other intangible assets	(10)	(3,670)	(2,653)
Purchases of investments	(100)	—	—
Cash paid for acquisition of businesses, net of cash acquired	(1,670)	(2,205)	—

Net cash used in investing activities	(2,368)	(6,872)	(6,660)

Financing activities:
Proceeds from issuance of common stock	—	50	250
Excess tax benefits from stock-based compensation	—	13	52
Principal repayment on note payable	(525)	(155)	—

Net cash provided by (used in) financing activities	(525)	(92)	302

Net increase in cash and cash equivalents	1,226	2,344	6,484
Cash and cash equivalents at beginning of period	1,757	2,983	5,327

Cash and cash equivalents at end of period	$2,983	$5,327	$11,811

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$4,308	$3,900	$5,284

See accompanying notes to consolidated financial statements.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Accounting Policies

Description of Business

Intelius Inc. (the “Company” or “Intelius”) was incorporated in Delaware on January 7, 2003, and has its principal offices located in Bellevue, Washington. The Company is a leading online Information Commerce company that provides intelligence services to consumers. The Company’s intelligence services help its customers manage personal and information security risks that affect their private, professional and social lives and help them find and verify information about friends, customers and businesses.

The consolidated financial statements include the accounts of Intelius Inc. and its wholly owned subsidiaries, Intelius Sales Company LLC, Qwil Company and IntelliSense LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company recognizes revenues when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectibility is reasonably assured.

In general, the Company generates revenues either by charging its customers fees for intelligence services or by selling advertising on the Company owned websites. The following table presents the Company’s revenues by category (in thousands):

	Year Ended December 31,
	2005	2006	2007

Intelligence services	$43,705	$51,736	$64,779
Advertising services	335	2,984	23,750

Total revenues	$44,040	$54,720	$88,529

The Company sells intelligence services to consumers on a transaction or subscription basis. Customers receive these intelligence services in the form of reports delivered instantly over the Internet at the time of sale. Consumers typically pay at the time of purchase by credit card. In addition, the Company sells subscriptions to periodic reports such as its Background Monitoring service, and continuous services such as its IDWatch service.

The Company also sells intelligence services that are comprised of screening, such as employment and tenant screening, and marketing services, such as lead generation and data cleansing, to enterprises. Those services are sold on a transaction or subscription basis. Enterprise customers are ordinarily billed on a monthly basis for services provided; however, the Company also makes prepayment arrangements available to its customers.

All of the Company’s intelligence services include a license to use its proprietary software to access its platform. Each transaction is considered a single delivered element. As a result, the entire fee is recognized when the reports are delivered to the customer. The Company does not provide post-contract support services and has no ongoing obligation after the delivery of the reports.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unearned revenues are recorded when payments are made by customers for volume purchases of reports in advance of report delivery and amortized into revenues as the reports are delivered. Revenues from the sale of subscriptions to periodic reports and continuous services are recognized on a straight-line basis over the term of the agreement, ranging from three months to three years.

For distribution relationships in which the Company shares a portion of the revenues earned through a distributor’s website, revenues are recorded on a gross basis in accordance with Emerging Issues Task Force Issue (“EITF”) 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.”

The Company also generates revenues from performance-based advertising for online advertisers through post-transaction, search and display advertisements placed on selected sections of its websites.

Revenues from post-transaction advertising are based on cost-per-action, or CPA, arrangements. Revenues generated from CPA arrangements are recognized when the Company’s customers accept an offer for services of a third-party advertiser displayed on Intelius websites.

Search advertising revenues are based on cost-per-search, or CPS, arrangements. Revenues are generated when online users complete a search for an advertiser’s information on the Company’s websites.

Revenues from display advertising are derived from cost-per-click, or CPC, and cost-per-impression, or CPM, arrangements. In the case of CPC arrangements, the Company generates revenues from the display of text and image based links to the websites of its advertisers, which are placed on its websites. The Company recognizes revenues from these arrangements as “click-throughs” occur. A “click-through” occurs when a user clicks on an advertiser’s listing. Revenues on CPM contracts are recognized as “impressions” (i.e., the number of times that an advertisement appears in pages viewed by users of the Company’s websites) are delivered.

The Company records an allowance for estimated returns in the same period the related revenues are recorded. This estimated allowance is based on historical return rates and other known factors. The returns can be either voluntarily authorized by the Company at the customer’s request or can be initiated by consumers through their credit card issuer in the form of a chargeback, which is a reversal of the original transaction based on a customer dispute. The timeframe to initiate a chargeback varies by issuer, however is generally limited to a maximum of 180 days from the date of original sale. Federal laws limit the timeframe to challenge credit card charges for customer disputes to one year from the date of transaction. Historically, substantially all of the Company’s voluntary returns, as well as chargebacks, occurred within three months from the original sale.

The Company records an allowance for uncollectible accounts based upon its assessment of various factors. The Company considers historical experience, the age of the accounts receivable balances, the credit quality of its customers, current economic conditions and other factors that may affect customers’ ability to pay to determine the level of allowance required.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and Cash Equivalents

Cash equivalents consist primarily of money market funds held at one commercial bank. At December 31, 2006 and 2007, cash equivalents totaled $1.6 million and $9.8 million respectively.

Fair Values of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair value based on the liquidity of these financial instruments or based on their short-term nature.

Concentrations of Risk

The Company maintains cash at high-quality financial institutions. At times, the balances in these accounts may be in excess of the federal insurance limit of $100,000.

One of the Company’s customers, Yellow Book USA, Inc., accounted for 4.8% and for 11.4% of total revenues in 2006 and 2007, respectively. There were no revenues generated from this customer in 2005.

Another of the Company’s customers, Adaptive Marketing LLC, added in late 2006, accounted for 17.2% of total revenues in 2007. Revenues from this customer in 2006 were not significant.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization, and depreciated using the straight-line method over estimated useful lives ranging from three to seven years.

Leases

The Company leases its office space under non-cancelable operating leases. These office leases are classified as operating leases. For leases that contain pre-determined, fixed escalations of the minimum rent, the Company recognizes the rent expense on a straight-line basis and records the difference between the rent expense and the rent payable as a liability.

Business Combinations

The Company accounts for business combinations using the purchase method of accounting prescribed by Statement of Financial Accounting Standards (“SFAS”) 141, “Business Combinations.” The total consideration paid in an acquisition is allocated to the fair value of the acquired company’s identifiable assets and liabilities. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. The consolidated financial statements reflect the results of operations of an acquired business from the completion date of an acquisition. The costs to acquire a business, including transaction costs, are allocated to the fair value of net assets acquired.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company identifies and records separately the intangible assets acquired apart from goodwill based on the specific criteria for separate recognition established in SFAS 141, namely:

•	the asset arises from contractual or other legal rights; or

•	the asset is capable of being separated from the acquired entity and sold, transferred, licensed, rented or exchanged.

Databases and Other Intangible Assets with Definite Lives

Databases consist of information used in the Company’s services and purchased from outside sources. Databases are amortized over the estimated useful life of seven years.

Other intangible assets with definite lives are comprised of domain names, customer relationships, noncompetition agreements and acquired technology. Other intangible assets are amortized over their estimated useful lives of three to ten years.

In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the carrying value of intangible assets with definite lives is reviewed on a regular basis for the existence of facts that may indicate that the assets are impaired. An asset is considered impaired when the estimated undiscounted future cash flows expected to result from its use and disposition are less than the amount of its carrying value. If the carrying value of an asset is deemed not recoverable, it is adjusted downward to the estimated fair value.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired, including domains and other definite-lived intangible assets, and liabilities assumed in business combinations accounted for under the purchase method.

The Company applies the provisions of SFAS 142, “Goodwill and Other Intangible Assets.” Goodwill acquired in a purchase business combination and determined to have an indefinite useful life is not amortized, but instead tested for impairment at least annually. SFAS 142 prescribes the use of the two-phase approach for testing goodwill for impairment. The first phase is a screen for potential impairment, while the second phase (if necessary) measures the amount of impairment, if any. Goodwill has to be written down and charged to operating results in periods in which the recorded value of goodwill exceeds its fair value. No impairment of goodwill has been recognized since the initial recording of goodwill.

Product Development

Product development expense consists primarily of research and development and maintenance activities to develop new service offerings and maintain and significantly enhance existing service offerings. SFAS 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed,” requires the capitalization of certain software development costs after technological feasibility of the software is established. In the development of new products and enhancements to existing products, the technological feasibility of the software is not established until substantially all product development is complete, including the development of a working model. Costs incurred by the Company after

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

technological feasibility has been established have not been material, and, accordingly, all product development costs are expensed when incurred.

Advertising Costs

The Company expenses advertising costs as incurred. Total advertising expenses were approximately $24.3 million, $30.3 million and $39.9 million for the years ended December 31, 2005, 2006 and 2007, respectively.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the provisions of SFAS 123(R), “Share-Based Payment,” using the modified prospective transition method. SFAS 123(R) requires measurement of compensation expense for all stock-based awards at fair value on the date of grant and recognition of compensation expense over the service period for awards expected to vest. The Company determines the fair value of its stock options using the Black-Scholes valuation model, which is consistent with the valuation technique previously utilized to estimate the fair value of Intelius’ stock options in footnote disclosures required under SFAS 123, “Accounting for Stock-Based Compensation.” Restricted stock units, or RSUs, and restricted stock awards are measured based on the fair market values of the underlying stock on the dates of grant.

The application of the Black-Scholes model to the valuation of options requires the use of input assumptions, including expected volatility, expected term, expected dividend rate and expected risk-free rate of return. Expected volatilities are based on those of similar publicly-traded companies, as the Company’s stock is not currently publicly traded and therefore, the Company does not have observable share-price volatility. The expected term represents the weighted-average period of time that options granted are expected to be outstanding giving consideration to vesting schedules; the dividend rate is based on the Company’s history of not paying dividends and the low resultant future expectation of dividend payments; and the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected term of the option.

Stock-based compensation expense recognized since the adoption of SFAS 123(R) is based on awards ultimately expected to vest. The Company estimates expected forfeiture rate at the time of grant and revises the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Prior to January 1, 2006, the Company accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Compensation expense for stock options was measured as the excess, if any, of the fair value of the Company’s common stock at the date of grant over the stock option exercise price. Stock-based compensation expense recognized for the years ended December 31, 2006 and December 31, 2007 included compensation expense for all stock-based payments granted prior to, but not yet vested, as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and compensation expense for all stock-based payments granted after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R).

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment Information

SFAS 131, “Disclosures About Segments of an Enterprise and Related Information,” establishes standards for the manner in which companies report in their financial statements information about operating segments, products, services, geographic areas and major customers. The Company operates in one industry segment, which entails providing information-based intelligence services and advertising to consumers and enterprises. The business activities in which the Company engages are similar in nature, representing primarily service activities provided over the Internet. Management, including the chief operating decision maker, evaluates the Company’s performance based on the Company’s overall operating results. Separate profitability or discrete financial information is not analyzed for particular individual services. Therefore, under SFAS 131, the Company does not present a disaggregation of consolidated financial results into multiple operating segments, products, or services.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with the provisions of SFAS 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, along with net operating loss carryforwards, if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized under the preceding criteria, allowances are established. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States, or U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company uses estimates in determining certain provisions, including allowance for returns, useful lives for property and equipment, databases and other intangible assets, the fair value of the Company’s common stock and stock option awards, and the fair value of the Series A preferred stock. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 with a one year deferral for other nonfinancial assets and liabilities. This statement requires prospective application only and will affect primarily the additional disclosure requirements, in periods after adoption. The Company is currently

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

evaluating the effects, if any, that the adoption of SFAS 157 will have on its results of operations, financial position, cash flows and related disclosures.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115.” SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement of certain financial assets and liabilities under an instrument-by-instrument election. Subsequent measurements for the financial assets and liabilities an entity elects to fair value will be recognized in earnings. SFAS 159 also establishes additional disclosure requirements. This standard is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect, if any, that the adoption of SFAS 159 will have on its results of operations, financial position, cash flows and related disclosures.

In December 2007, the FASB issued SFAS 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”). Under SFAS 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that companies recognize acquisition-related costs separately from the acquisition and expense those costs as incurred, and that companies generally expense restructuring costs in periods subsequent to the acquisition date. It also requires that changes in valuation allowances for acquired deferred tax assets and acquired income tax uncertainties impact income tax expense. In addition, acquired in-process research and development is capitalized as an intangible asset and amortized over its estimated useful life. The adoption of SFAS 141(R) will change the Company’s accounting treatment for business combinations on a prospective basis beginning in the first quarter of fiscal year 2009.

2.	Net Income Per Share

The calculations of basic and diluted net income per share for the years ended December 31, 2005, 2006 and 2007 are as follows (in thousands, except per share amounts):

	Year Ended December 31,
	2005	2006	2007

Net income	$6,284	$4,517	$11,124

Denominator:
Weighted-average common shares outstanding	20,203	20,505	20,660

Denominator for basic net income per share	20,203	20,505	20,660
Effect of dilutive securities:
Employee stock options	609	694	977
Convertible preferred stock	1,668	1,668	1,668
Other restricted stock and RSUs	—	2	40

Denominator for diluted net income per share	22,480	22,869	23,345

Net income per share, basic	$0.31	$0.22	$0.54
Net income per share, diluted	$0.28	$0.20	$0.48

Basic net income per share is computed using the weighted average number of common shares outstanding during the period, excluding any restricted stock that is subject to repurchase. In 2006, 20,000 shares issued in the acquisition of IntelliSense Corporation and held in escrow at December 31, 2006, were excluded from the calculation of basic shares. Additionally, restricted stock awards issued to directors in 2007 were also excluded from the

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

calculation of basic shares in the related period, as those shares of restricted stock are subject to meeting future service conditions and remained unvested at December 31, 2007.

Diluted net income per share is computed using the weighted average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of restricted stock and RSUs (using the treasury stock method), the incremental shares of common stock issuable upon the exercise of stock options (using the treasury stock method) and the conversion of the Company’s preferred stock (using the if-converted method).

Common stock equivalents excluded from the computation of diluted net loss per share, as their effect is anti-dilutive, are as follows (weighted-average):

	December 31,
	2005	2006	2007

Shares of common stock issuable upon exercise of stock options	15,860	366,000	552,017
Restricted stock units and share awards granted to employees and directors	—	—	50,103

3.	Accounts Receivable

Accounts receivable, net consisted of the following (in thousands):

	December 31,
	2006	2007

Accounts receivable	$2,059	$7,285
Allowance for returns	(120)	(284)
Allowance for uncollectible accounts	(60)	(110)

	$1,879	$6,891

4.	Property and Equipment

Property and equipment, net, consisted of the following (in thousands):

	December 31,
	2006	2007

Computer equipment	$1,181	$4,426
Computer equipment under a capital lease	—	157
Leasehold improvements	202	381
Software	102	158
Phone equipment	142	267
Furniture and fixtures	143	283

	1,770	5,672
Less accumulated depreciation and amortization	(662)	(1,403)

	$1,108	$4,269

Depreciation and amortization expense was $194,000, $356,000 and $751,000 for the years ended December 31, 2005, 2006 and 2007, respectively.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the year ended December 31, 2007, depreciation and amortization expense included $39,000 of amortization of equipment under a capital lease.

5.  Databases, Other Intangible Assets and Goodwill

Databases and other intangible assets, net, consisted of the following (in thousands):

	December 31,
	2006	2007

Databases	$553	$805
Less accumulated amortization	(163)	(246)

	$390	$559

Domain names	$8,135	$10,733
Customer relationships	1,570	1,570
Non-competition agreements	91	91
Acquired technology	—	55

	9,796	12,442
Less accumulated amortization	(2,764)	(5,777)

	$7,032	$6,672

Database amortization expense was $52,000, $73,000 and $83,000 for the years ended December 31, 2005, 2006 and 2007, respectively.

The amortization expense for other intangible assets was $544,000, $2,210,000 and $3,013,000 for the years ended December 31, 2005, 2006 and 2007, respectively.

Based on identified intangible assets recorded as of December 31, 2007 and assuming no subsequent impairment of the underlying assets, amortization expense is expected to be as follows (in thousands):

		Other
Year Ending December 31,	Databases	Intangible Assets

2008	$113	$3,232
2009	115	1,580
2010	106	931
2011	86	157
2012	63	157
Thereafter	76	615

	$559	$6,672

The changes in goodwill for the years ended December 31, 2005, 2006 and 2007 were as follows (in thousands):

Balance at January 1, 2005	$—
Goodwill recorded in connection with Qwil Company acquisition	1,059

Balance at December 31, 2005	1,059
Goodwill recorded in connection with IntelliSense Corporation acquisition	829

Balance at December 31, 2006 and at December 31, 2007	1,888

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.	Stockholders’ Equity

Common Stock

At inception in January 2003, the Company issued a total of 20,000,000 shares of common stock to its founders at an issue price equal to the par value of $0.0001 per share, for an aggregate purchase price of $2,000. Of these shares, 11,900,000 shares were originally issued as Class A common stock, and 8,100,000 shares were originally issued as Class B common stock. The Company originally issued all of the shares of Class B common stock to one of its founders.

As discussed in Note 11, in 2005 and in 2006, Intelius issued 500,000 shares and 40,000 shares of Class A common stock to the shareholders of Qwil Company and to the shareholders of IntelliSense Corporation, respectively, as a portion of the consideration paid for the related acquisitions of those companies.

In addition, as discussed later in Note 6, shares of Class A common stock are issued to employees and directors as a result of the exercise of stock options and as restricted stock awards.

On November 30, 2007, the Company amended its Certificate of Incorporation to amend the ratio by which the Class B common stock converted into shares of Class A common stock. Prior to this amendment, each share of Class B common stock was convertible at the election of its holder into one share of Class A common stock. Effective with this amendment, each share of Class B common stock, at the election of its holder, at any time, or upon mandatory automatic conversion by affirmative vote, written consent, or agreement of the holders of a majority of the outstanding Class B common stock, became convertible into 1.15 shares of Class A common stock.

Prior to this amendment of November 30, 2007, the Class A and Class B common stock differed with respect to their voting rights, as each share of Class A common stock entitled its holder to one vote, while each share of Class B common stock entitled its holder to fifteen votes.

Prior to this amendment of November 30, 2007, the Class A and Class B common stock had the following rights with respect to dividends and liquidation preferences:

No dividend could have been paid on the Class A common stock or Class B common stock unless a comparable dividend was paid on each class. In the event of a stock dividend, holders of Class A common stock would have received shares of Class A common stock, and holders of Class B common stock would have received shares of Class B common stock. In the event of a liquidation, dissolution or winding up of the Company, holders of Class A common stock and Class B common stock would have received an equal per share distribution of any assets remaining after payment or provision for liabilities and payment of any liquidation preference on preferred stock.

The Class A common stock and Class B common stock otherwise had the same rights and terms.

All 8.1 million of the then outstanding shares of Class B common stock were converted into 9.3 million shares of Class A common stock at the time this amendment became effective on November 30, 2007.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

With this amendment, the total number of authorized shares of common stock remained unchanged at 30 million shares, with all of the authorized shares of common stock re-designated as Class A common stock. No changes were made with respect to the voting rights of the Class A common stock.

As discussed in Note 12, on January 9, 2008, the Company amended its Certificate of Incorporation to increase the number of authorized shares of common stock and to change the designation of the common stock. Effective with this amendment, the designation of the shares of common stock of the Company that are issued and outstanding was changed from Class A common stock to common stock. At the same time, the number of authorized shares of common stock was increased from 30,000,000 shares to 100,000,000 shares.

Preferred Stock

In 2003, the Company issued 1,667,500 shares of Series A preferred stock at a price of $1.00 per share, resulting in aggregate gross proceeds of $1.7 million to the Company.

The rights of the Series A preferred stock are summarized as follows:

Dividends.  Dividends are payable on the Series A preferred stock when, as and if declared by the Board of Directors.

Liquidation Preference.  In the event of a liquidation, dissolution or winding up of the Company, holders of Series A preferred stock are entitled to receive $2.00 per share prior and in preference to any payment on the common stock. After payment of this liquidation preference, all remaining amounts would be paid out to holders of common stock.

Conversion.  Each share of Series A preferred stock is convertible at any time at the election of its holder into one share of Class A common stock. Each share of Series A preferred stock will convert automatically into one share of Class A common stock upon the approval of holders of a majority of the outstanding shares of Series A preferred stock, or upon the closing of an initial public offering of the common stock at a price per share of at least $4.00 and with an aggregate offering price of at least $15 million. The conversion ratio of the Series A preferred stock into Class A common stock will be adjusted proportionally to give effect to stock dividends, stock splits, reverse stock splits or similar transactions.

Voting.  The holder of each share of Series A preferred stock is entitled to the number of votes equal to the number of shares of common stock into which each share can be converted. The Series A preferred stock votes together with the common stock as a single class except as otherwise required by law. The consent of holders of a majority of the Series A preferred stock is required for specified events.

As discussed in Note 12, on January 9, 2008, the Company amended its Certificate of Incorporation to increase the number of authorized shares of preferred stock from 3,000,000 to 11,667,500, of which 10,000,000 shares are authorized but unissued and 1,667,500 shares are the shares of Series A preferred stock issued and outstanding.

Stock-Based Compensation Plans — Options and Awards Activity

The Company grants stock options, restricted stock and RSUs to certain employees and directors.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2003 and 2004, the Company granted stock options to employees pursuant to individual stock option agreements. Those options were granted at a price per share that the Company’s Board of Directors determined to be equal to the fair market value on the date of grant. The shares subject to stock options granted to employees on the date of hire generally vest at the rate of 25% on the first anniversary of employment, and the remainder ratably on a monthly basis thereafter with all shares becoming fully vested on the fourth anniversary of employment. Options granted in 2003 and 2004 have a term of ten years. No specific amount of shares of common stock was reserved for issuance of stock option grants in 2004.

In January 2005, the Company adopted the 2005 Stock Incentive Plan (the “2005 Plan”), for which 4,250,000 shares of common stock have been authorized for issuance.

As discussed in Note 12, on January 8, 2008, by the majority vote of the Company’s stockholders, the 2005 Plan was amended to authorize an additional 5,000,000 shares of common stock that may be issued under the 2005 Plan, for a total authorization under the 2005 Plan of 9,250,000 shares of common stock.

The 2005 Plan allows the Company’s Board of Directors to grant both stock options, designated as incentive or nonqualified, and stock awards to employees, officers, non-employee directors and consultants. Those stock options are granted at a price per share that the Company’s Board of Directors determines to be equal to at least the fair market value on the date of grant. Generally, stock options have ten-year terms and vest 25% at the end of first year from the vesting commencement date and 2.08% every month thereafter. Vesting for the stock awards other than options varies and may include performance conditions.

Since June 2007, in addition to stock options, the Company has issued RSUs to certain employees and shares of restricted stock to its directors under the 2005 Plan.

An RSU award is an agreement to issue shares of stock at the time of vesting. RSUs issued to employees in 2007 generally vest over four years with a yearly cliff contingent upon employment with the Company on the vesting dates. A portion of the RSU grant amount vests in one year from the date of grant, and is also contingent on meeting certain performance-based conditions. Those performance-based conditions for the 2007 RSU grants include meeting the annual financial targets for 2007, such as revenues and Adjusted EBITDA (representing net income, adjusted to eliminate interest, taxes, depreciation, amortization and stock-based compensation), and overall performance objectives as evaluated by the Board of Directors. Those performance conditions were met for 2007.

The shares of the Company’s common stock granted to directors are subject only to service conditions and vest over two years from the date of grant with a yearly cliff contingent upon continued service as a director.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the Company’s stock option activity for stock options granted for the years ended December 31, 2005, 2006 and 2007:

		Weighted
		Average
	Options	Exercise Price

Balance at December 31, 2004	850,000	$0.39
Granted	989,000	2.76
Exercised	—	—
Canceled	—	—

Balance at December 31, 2005	1,839,000	1.67
Granted	497,500	4.81
Exercised	(18,750)	2.65
Canceled	(45,250)	3.13

Balance at December 31, 2006	2,272,500	2.32
Granted	1,202,600	7.31
Exercised	(57,134)	4.38
Canceled	(96,241)	3.58

Balance at December 31, 2007	3,321,725	$4.05

The weighted average remaining contractual term and weighted average exercise price of options outstanding and options exercisable at December 31, 2007, for selected exercise price ranges were as follows:

	Options Outstanding
		Weighted		Options Exercisable
		Average	Weighted		Weighted
		Remaining	Average		Average
Exercise		Contractual	Exercise		Exercise
Prices	Shares	Term (in years)	Price	Shares	Price

$0.37	800,000	5.4	$0.37	800,000	$0.37
0.62-1.18	18,000	6.3	0.80	16,498	0.79
2.65	807,000	7.1	2.65	574,811	2.65
3.22-4.99	471,125	8.1	4.45	201,480	4.30
5.44-5.50	61,000	9.1	5.47	7,141	5.44
6.13	898,500	9.5	6.13	—	—
9.21-12.21	266,100	9.9	11.53	—	—

$0.37-12.21	3,321,725	7.7	$4.05	1,599,930	$1.71

At December 31, 2006, there were 1,239,832 options exercisable with a weighted average exercise price of $1.18.

The aggregate intrinsic values of options outstanding and exercisable at December 31, 2007 were $27.1 million and $16.8 million, respectively. The aggregate intrinsic values of options exercised were $52,000 and $302,000 in the years ended December 31, 2006 and 2007, respectively.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the Company’s RSUs and restricted stock activity for awards granted in the year ended December 2007:

		Weighted
		Average
		Grant Date
	Shares	Fair Value

Unvested at December 31, 2006	—	$—
Granted	387,500	6.39
Vested	—	—
Canceled	(10,000)	6.13

Unvested at December 31, 2007	377,500	$6.40

Unvested awards with service-only conditions	324,166
Unvested awards with service and performance conditions	53,334

The number of options and awards available for future grants under the 2005 Plan is as follows:

	December 31,
	2006	2007

Stock options and awards available for future grants	2,808,750	1,296,849

Stock-Based Compensation Plans — Compensation Expense

As discussed in Note 1, effective January 1, 2006, the Company adopted the provisions of SFAS 123(R), which requires measurement of compensation expense for all stock-based awards at fair value on the date of grant and recognition of compensation expense over the service period for awards expected to vest. The Company determines the fair value of its stock options using the Black-Scholes valuation model.

RSUs and restricted stock awards are measured based on the fair market values of the underlying stock on the dates of grant.

Prior to 2006, the Company accounted for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25. The following pro forma information for the year ended December 31, 2005 reflects pro forma net income, if the Company had elected to account for employee option grants, based on their fair value, as prescribed by SFAS 123 (in thousands, except per share amounts):

December 31, 2005

Net income—as reported	$6,284
Deduct: stock-based compensation determined under fair value based method, net of tax	(407)

Net income—pro forma	$5,877

Net income per share as reported:
Basic	$0.31
Diluted	$0.28
Net income per share—pro forma:
Basic	$0.29
Diluted	$0.26

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For purposes of pro forma disclosures, the estimated fair value of the options was amortized in a straight-line method over their vesting periods.

	Year Ended
	December 31, 2005
	Options	Average Fair
	Granted	Value

Exercise price equal to market price of stock on grant date	989,000	$1.84

The fair value of each option granted was estimated at the date of grant, with the following weighted average assumptions:

Year Ended
December 31,
2005

Average risk-free interest rates	4.0%
Volatility	80%
Expected term (in years)	5
Dividend rate	—

The stock-based compensation expense charged against the results of operations after the adoption of SFAS 123(R) was as follows (in thousands):

	Year Ended December 31,
	2006	2007

Stock-based compensation expense included in:
Content and support	$14	$52
Sales and marketing	218	559
Product development	106	252
General and administrative	387	934

Total stock-based compensation expense	$725	$1,797

The weighted average fair values of stock options granted after the adoption of SFAS 123(R) on January 1, 2006, were as follows:

	Year Ended December 31,
	2006		2007
	Options	Average	Options	Average
	Granted	Fair Value	Granted	Fair Value

Exercise price equal to market price of stock on grant date	497,500	$2.96	1,202,600	$4.48

The following assumptions were used to estimate the fair value of options granted after January 1, 2006:

	Year Ended December 31,
	2006		2007

Average risk-free interest rates	4.5	% to 5%	3.8	% to 4.8%
Volatility	70%		70%
Expected term (in years)	5		5
Dividend rate	—		—

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2007, the Company had $6.1 million of unrecognized compensation expense related to its unvested stock options, expected to be recognized over a weighted-average period of approximately 3.0 years.

There were no grants of restricted stock or RSUs prior to 2007 under the stock-based compensation plans. The weighted average grant fair value of restricted stock and RSU granted in year ended December 31, 2007 was $6.39. At December 31, 2007, the Company had $2.4 million of unrecognized compensation expense related to its unvested restricted stock and RSUs, expected to be recognized over a weighted-average period of approximately 2.6 years.

7.	Income Taxes

The Company provides for deferred taxes based on the difference between the basis of assets and liabilities for financial reporting purposes and the basis for income tax purposes, calculated using enacted rates that will be in effect when the differences are expected to reverse.

The provision for income taxes is composed of the following (in thousands):

	Year Ended December 31,
	2005	2006	2007

Current:
Federal	$3,457	$3,648	$7,565
State	4	39	62

Total current provision for income taxes	3,461	3,687	7,627

Deferred:
Federal	(238)	(1,039)	(1,737)
State	—	(1)	(5)

Total deferred provision for income taxes	(238)	(1,040)	(1,742)

Provision for income taxes	$3,223	$2,647	$5,885

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of the deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2005	2006	2007

Deferred tax assets:
Stock-based compensation	$—	$242	$827
Sales allowances	34	61	138
Deferred rent	—	30	88
Accrued expenses	19	35	99
Depreciation and amortization	—	—	419
Other tax assets	—	—	50

Total deferred tax assets	53	368	1,621

Deferred tax liabilities:
Depreciation and amortization	(1,218)	(482)	—
Cash to accrual basis differences for Qwil Company, net	(46)	(34)	(24)
Other tax liabilities	—	(23)	(26)

Total deferred tax liabilities	(1,264)	(539)	(50)

Net deferred tax assets (liabilities)	$(1,211)	$(171)	$1,571

The reconciliation of the income tax provision calculated using the federal statutory rates to the recorded income tax provision is as follows (dollars in thousands):

	Year Ended December 31,
	2005		2006		2007
	Amount	Rate	Amount	Rate	Amount	Rate

Expected tax provision at federal statutory rate	$3,232	34.0%	$2,436	34.0%	$5,953	35.0%
State income taxes	2	—	25	0.3	44	0.3
Research and development credit	(46)	(0.4)	—	—	(150)	(0.9)
Non-deductible capital costs	—	—	148	2.1	13	0.1
Non-deductible expenses	14	0.1	23	0.3	19	0.1
Other items	21	0.2	15	0.2	6	—

Provision for income taxes	$3,223	33.9%	$2,647	36.9%	$5,885	34.6%

On January 1, 2007, the Company adopted the provisions of FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes (Interpretation 48).” Previously, the Company had accounted for tax contingencies in accordance with SFAS 5, “Accounting for Contingencies.” As required by Interpretation 48, which clarifies SFAS 109, “Accounting for Income Taxes,” the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied Interpretation 48 to all tax positions for which the statute of limitations remained open. Based on its analysis, the Company determined that the implementation of Interpretation 48 did not have a material impact on its financial position as of January 1, 2007.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accordingly, there was no adjustment to the balance of retained earnings as of January 1, 2007 and there were no unrecognized tax benefits as of January 1, 2007.

A reconciliation of the Company’s unrecognized tax benefits as of January 1, 2007 and December 31, 2007 is as follows (in thousands):

Balance at January 1, 2007	$—
Additions based on tax positions related to the current year	50

Balance at December 31, 2007	$50

All of the of the Company’s unrecognized tax benefits at December 31, 2007, if ultimately recognized, will reduce the Company’s annual effective tax rate.

The Company is subject to income taxes in the U.S. and various states jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is subject to U.S. and state income tax examinations by tax authorities for tax years 2003 through the present.

The Company does not anticipate any material changes to its recognized tax benefits over the next 12 months. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in interest expense and penalties in income tax expense. There was no material accrued interest or penalties as of January 1, 2007 or December 31, 2007.

8.	Commitments

The Company leases office space under non-cancelable operating leases. Lease commitments include leases for the Company’s corporate headquarters in Bellevue, Washington, for its customer support office in Bothell, Washington, and other sales offices in other locations. Those leases expire between June 2008 and July 2012.

Since March 2007, the Company leases certain computer equipment under a capital lease.

Future minimum payments at December 31, 2007 under operating leases for office space and under a capital lease for computer equipment were as follows (in thousands):

	Operating	Capital

2008	$980	$58
2009	949	58
2010	960	15
2011	949	—
2012	525	—
Thereafter	—	—

	$4,363	$131

Future minimum payments under a capital lease as of December 31, 2007 included $11,000 of imputed future interest expense.

Rent expense was $154,000, $423,000 and $1,005,000 for the years ended December 31, 2005, 2006 and 2007, respectively.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition to the foregoing lease commitments, the Company is a party to several noncancelable and non-refundable commitments. Those purchase obligations consist of arrangements with fixed terms to acquire data that the Company uses to provide intelligence services, guaranteed minimums on certain advertising contracts, as well as future minimum payments for hosting the Company’s network operation center.

Future minimum payments at December 31, 2007 under the non-cancelable commitments were as follows (in thousands):

Year Ending December 31,

2008	$2,644
2009	970
2010	759
2011	50
2012	—
Thereafter	—

$4,423

9.	401(k) Retirement Plan

Effective June 30, 2005, the Company adopted a 401(k) plan available to all employees who meet specified eligibility requirements. Eligible employees may elect to contribute up to 90% of their pre-tax gross earnings, subject to statutory limitations regarding maximum contributions. The Company also provides a matching contribution of either 4% of each participant’s gross salary per payroll period or the amount of the participant’s contribution to the plan, whichever is less. The Company’s matching contributions are fully vested at the time they are made.

The Company recorded matching contribution expenses in 2005, 2006 and 2007 of $21,000, $85,000 and $149,000 respectively.

10.	Related Parties

In January 2006, the Company elected as one of its directors a partner in a law firm that has provided professional services to Intelius. The Company incurred $179,000 in fees with this firm in 2006, after his appointment as a member of the Board. The Company incurred $322,000 with this firm in 2007. The amounts payable to this law firm at December 31, 2006 and at December 31, 2007 were $53,000 and $4,000, respectively.

11.	Acquisitions

Acquisition of Qwil Company in 2005

On August 8, 2005, the Company acquired all of the outstanding capital stock of Qwil Company, a privately held provider of Internet-based advertising services. The acquisition of Qwil Company allowed Intelius to obtain direct access to, and ownership of, several domain names. It also allowed Intelius to expand its sources of revenues by adding advertising services provided through the acquired websites. Prior to the acquisition date, since May of 2003, Qwil Company provided Internet-based advertising services for Intelius on a cost-per-click basis.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total consideration consisted of $2.0 million in cash and 500,000 shares of Class A common stock valued at $3.49 per share, for total consideration paid of $3.8 million including certain fees paid by the Company. The fair value of Intelius stock was determined based on the market approach to valuing a closely-held business interest. This approach is based on the comparison to known transactions, such as sales of private companies with similar financial and operating characteristics, and on the comparison to share pricing of relevant public companies.

The results of Qwil Company’s operations have been included in the Company’s consolidated financial statements since the date of acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Fair Value
as of
August 8, 2005

Cash	$372
Accounts receivable	304
Other current assets	3
Property and equipment	85
Identifiable intangible assets	4,245
Goodwill	1,059

Total assets acquired	6,068

Accounts payable and accrued expenses	152
Deferred tax liabilities, current	18
Note payable to stockholder	680
Deferred tax liabilities, non-current	1,431

Total liabilities assumed	2,281

Net assets acquired	$3,787

The $4.2 million of acquired identifiable intangible assets is comprised of domain names registered to Qwil Company, with the estimated useful life of three years.

In connection with the acquisition, the Company recorded $1.4 million of deferred tax liabilities that represented the difference between the bases of assets acquired and liabilities assumed for financial reporting purposes and their basis for income tax purposes. The deferred tax liabilities arose primarily from the non-deductible basis difference for acquired domain names in the amount of $4.0 million. The goodwill recorded in this acquisition is also not deductible for tax purposes.

As part of the purchase agreement, the Company assumed a pre-existing debt obligation to the majority shareholder of Qwil Company in the amount of $680,000. Of that amount, $525,000 was paid in 2005 and the remaining $155,000 was paid in 2006.

Acquisition of IntelliSense Corporation in 2006

On November 17, 2006, the Company acquired substantially all of the assets of IntelliSense Corporation, a privately-held provider of online and interactive employment screening and

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

tenant screening services. This acquisition allowed the Company to expand its comprehensive suite of services and broaden its enterprise service offerings.

The total consideration consisted of $2.3 million in cash and 40,000 shares of Class A common stock valued at $5.44 per share, for the total consideration paid of $2.5 million, including certain legal and accounting fees paid by Intelius.

The results of IntelliSense’s operations have been included in the Company’s consolidated financial statements since the day of acquisition.

The following table summarizes the estimated fair value of the assets acquired at the date of acquisition (in thousands):

Fair Value
as of
November 17,
2006

Property and equipment	$33
Covenants not to compete	91
Customer relationships	1,570
Goodwill	829

Total assets acquired	$2,523

The amount of goodwill recorded in this acquisition is fully deductible for tax purposes.

At the time of acquisition, $100,000 in cash was retained by Intelius from the cash purchase consideration as payable to the stockholders. At December 31, 2006, the payable to the stockholders increased to $136,000 due to the collections received by Intelius from IntelliSense customers for pre-acquisition periods. The amount payable to the stockholders was paid in full in May 2007.

Of the 40,000 shares included in the purchase consideration, 20,000 shares were retained in escrow to be released to the sellers one year from the acquisition date, provided the shareholders’ employment relationship with the buyer is not terminated. Those shares were released from escrow in November 2007.

Pro forma results

The following unaudited pro forma combined historical results for the years ended December 31, 2005 and 2006 are presented below as if Qwil Company and IntelliSense Corporation had been acquired on January 1, 2005 (in thousands, except per share data):

	Year Ended December 31,
	2005	2006

Total revenues	$48,430	$58,231
Net income	$6,542	$4,537
Pro forma net income per share:
Basic	$0.32	$0.22
Diluted	$0.29	$0.20

12.	Subsequent Events

Increase in Number of Authorized Shares

On January 9, 2008, the Company amended its Certificate of Incorporation to increase the number of authorized shares of common stock and preferred stock and to change the designation of common stock.

Effective with this amendment, the designation of the shares of common stock of the Company that are issued and outstanding was changed from Class A common stock to common stock. At the same time, the number of authorized shares of common stock was increased from 30,000,000 shares to 100,000,000 shares.

Effective with this amendment, the number of authorized shares of preferred stock was increased from 3,000,000 to 11,667,500, of which 10,000,000 shares are authorized but unissued and 1,667,500 shares are the shares of Series A preferred stock issued and outstanding.

Increase in the Number of Shares Available under the 2005 Plan

On January 8, 2008, by the majority vote of the Company’s stockholders, the 2005 Plan was amended to authorize an additional 5,000,000 shares of common stock that may be issued under the 2005 Plan, for a total authorization under the 2005 Plan of 9,250,000 shares of common stock.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until       , 2008 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Intelius Inc.

           Shares

Common Stock

Deutsche Bank Securities
Bear, Stearns & Co. Inc.
Cowen and Company
Oppenheimer & Co.

Prospectus

              2008

PART II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, FINRA filing fee and the The NASDAQ Global Market initial filing fee.

SEC registration fee		$5,650
FINRA filing fee		14,875
NASDAQ Global Market initial filing fee		5,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

Our restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the restated certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. The amended and restated bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

We have entered into indemnification agreements with each of our directors and executive officers and one key employee, a form of which is attached as an exhibit to this registration statement. The form of agreement provides that we will indemnify each of our directors, executive officers and such key employee against any and all expenses incurred by that director, executive officer or key employee because of his or her status as one of our directors, executive officers or key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without Board approval). In addition, the form of agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and such key employee in connection with a legal proceeding.

Reference is made to Section 8 of the underwriting agreement filed as Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities.

Item 15.	Recent Sales of Unregistered Securities

Since January 1, 2005, we have issued the following securities that were not registered under the Securities Act:

1. In August 2005, we issued and sold 500,000 shares of Class A common stock to shareholders of Qwil Company, Inc., at a price of $3.49 per share for a total of $1,745,000 in connection with the acquisition of Qwil Company, Inc.

2. Between January 1, 2005 and December 31, 2007, we granted options to purchase an aggregate of 2,689,100 shares of Class A common stock at exercise prices ranging from $2.65 to $12.21 per share to employees, consultants, directors and other service providers under our 2005 Stock Incentive Plan. During the first quarter of 2008, we granted options to purchase an aggregate of 19,500 shares of common stock, which options will have an exercise price equal to the fair market value of our common stock once this fair value has been determined for the first quarter of 2008.

3. Between January 1, 2005 and December 31, 2007, we issued 75,884 shares of our Class A common stock upon the exercise of stock options.

4. Between June 15, 2007 and December 31, 2007, we issued 77,500 shares of restricted stock under our 2005 Stock Incentive Plan.

5. Between June 15, 2007 and December 31, 2007 we issued 320,000 restricted stock units under our 2005 Stock Incentive Plan. In addition, from January 1, 2008 to March 5, 2008, we awarded restricted stock units and/or shares of restricted stock to our executives and senior managers having a value of $6,254,400. The actual number of restricted stock units or shares of restricted stock that we will issue will be determined once the fair value of our common stock has been determined for the first quarter of 2008.

6. In November 2006, we issued 40,000 shares of our Class A common stock as part of the consideration paid for the acquisition of the assets of IntelliSense Corporation.

7. In December 2007, we issued an aggregate of 9,315,000 shares of our Class A common stock in exchange for all outstanding shares of our Class B common stock.

8. In January 2008, we awarded an aggregate of 31,050 shares of our common stock to four of our officers under our 2005 Stock Incentive Plan.

The sale of securities described in Items 1 and 6 were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act and Rule 506 promulgated thereunder. The issuance of securities described in Items 2, 3, 4, 5 and 8 were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act. The exchange of securities described in Item 7 was made in reliance on Section 3(a)(9) and Section 4(2) of the Securities Act. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution and appropriate legends were affixed to the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.		Description

1.1		Form of Underwriting Agreement †
2.1		Asset Purchase Agreement, dated November 17, 2006, among IntelliSense LLC, Intelius Inc. and IntelliSense Corporation *
2.2		Merger Agreement, dated August 5, 2005, among Intelius Inc., Qwil Acquisitions, Inc., Qwil Company, Inc., and the shareholders of Qwil Company, Inc. *
3.1		Certificate of Incorporation and all amendments to the Certificate of Incorporation to date *
3.2		Amended and Restated Certificate of Incorporation to be in effect upon the completion of this offering *
3.3		Bylaws *
3.4		Form of Bylaws to be in effect upon the completion of this offering *
4.1		Specimen common stock certificate **
5.1		Opinion of Karr Tuttle Campbell PS †
10.1		Form of indemnification agreement *
10.2		Form of stock option agreement for stock options granted prior to 2005 *
10.3		Intelius Inc. 2005 Stock Incentive Plan and forms of agreements for options, restricted stock awards and restricted stock units *
10.4		Description of director compensation *
10.5		Executive and Senior Management Incentive Plan *
10.6		Employment offer letter for Paul T. Cook, dated February 1, 2005 *
10.7		Employment offer letter for William H. Beaver, dated March 31, 2005 *
10.8		Employment offer letter for William R. Kerr, dated June 25, 2007 *
10.9		Directory Services Agreement, dated April 27, 2007, with Yellow Book USA, Inc. ‡*
10.10		Marketing Agreement, dated July 10, 2007, with Adaptive Marketing LLC and addenda thereto ‡*
10	.10A	Addendum No. 3, dated as of January 1, 2008, with Adaptive Marketing LLC **
10.11		Office Lease Agreement with WA-City Center Bellevue, L.L.C., dated February 24, 2006 and amendment thereto *
10.12		Office Lease Agreement with WA-City Center Bellevue, L.L.C., dated February 9, 2004 and amendment thereto *
21.1		Subsidiaries of the Registrant *
23.1		Consent of Karr Tuttle Campbell PS (contained in Exhibit 5.1) †
23.2		Consent of BDO Seidman, LLP **
24.1		Powers of Attorney (included on signature page of this Registration Statement) *
99.1		Consent of comScore, Inc. **
99.2		Consent of Mercer *
99.3		Consent of eMarketer Inc. *
99.4		Consent of IDC **

†	To be filed by amendment.

‡	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this Registration Statement and have been filed separately with the Securities and Exchange Commission.

*	Previously filed.

**	Filed with this Amendment No. 1.

(b) Financial Statement Schedules

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Intelius Inc.
Bellevue, WA

The audit referred to in our report to Intelius Inc., dated February 18, 2008, which is contained in the Prospectus constituting part of this Registration Statement, included the audit of the schedule listed under Item 16(b) for each of the three years in the period ended December 31, 2007. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based upon our audits.

In our opinion, such schedule presents fairly, in all material respects, the information set forth therein.

/s/ BDO Seidman, LLP

Seattle, WA

February 18, 2008

The following schedule is filed as part of this registration statement:

The Financial Statement Schedule II—Valuation and Qualifying Accounts

	Balance at		Charges	Balance at
	Beginning	Charged to	Utilized/	End of
	of Period	Net Income	Write-offs	Period

Allowance for uncollectible accounts
Year ended December 31, 2005	—	—	—	—
Year ended December 31, 2006	—	91	(31)	60
Year ended December 31, 2007	60	106	(56)	110

Allowance for returns
Year ended December 31, 2005	81	1,323	(1,304)	100
Year ended December 31, 2006	100	1,645	(1,625)	120
Year ended December 31, 2007	120	594	430	284

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on this 6th day of March, 2008.

Intelius Inc.

By:	/s/ Naveen K. Jain
Naveen K. Jain
Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Naveen K. Jain Naveen K. Jain	Chief Executive Officer and President (principal executive officer) and Director	March 6, 2008

/s/ Paul T. Cook Paul T. Cook	Chief Financial Officer (principal financial officer)	March 6, 2008

/s/ Irina Z. Leversee Irina Z. Leversee	Controller (principal accounting officer)	March 6, 2008

William A. Owens *	Chairman of the Board of Directors	March 6, 2008

Arthur W. Harrigan, Jr. *	Director	March 6, 2008

William R. Kerr *	Director	March 6, 2008

Chris A. Kitze *	Director	March 6, 2008

Peter W. Currie *	Director	March 6, 2008

*By:
/s/  Naveen K. Jain
Naveen K. Jain as Attorney in Fact under Power of Attorney dated January 10, 2008.

INDEX TO EXHIBITS

Exhibit No.		Description

1.1		Form of Underwriting Agreement †
2.1		Asset Purchase Agreement, dated November 17, 2006, among IntelliSense LLC, Intelius Inc. and IntelliSense Corporation *
2.2		Merger Agreement, dated August 5, 2005, among Intelius Inc., Qwil Acquisitions, Inc., Qwil Company, Inc., and the shareholders of Qwil Company, Inc. *
3.1		Certificate of Incorporation and all amendments to the Certificate of Incorporation to date *
3.2		Amended and Restated Certificate of Incorporation to be in effect upon the completion of this offering *
3.3		Bylaws *
3.4		Form of Bylaws to be in effect upon the completion of this offering *
4.1		Specimen common stock certificate **
5.1		Opinion of Karr Tuttle Campbell PS †
10.1		Form of indemnification agreement *
10.2		Form of stock option agreement for stock options granted prior to 2005 *
10.3		Intelius Inc. 2005 Stock Incentive Plan and forms of agreements for options, restricted stock awards and restricted stock units *
10.4		Description of director compensation *
10.5		Executive and Senior Management Incentive Plan *
10.6		Employment offer letter for Paul T. Cook, dated February 1, 2005 *
10.7		Employment offer letter for William H. Beaver, dated March 31, 2005 *
10.8		Employment offer letter for William R. Kerr, dated June 25, 2007 *
10.9		Directory Services Agreement, dated April 27, 2007, with Yellow Book USA, Inc. ‡*
10.10		Marketing Agreement, dated July 10, 2007, with Adaptive Marketing LLC and addenda thereto ‡*
10	.10A	Addendum No. 3, dated as of January 1, 2008, with Adaptive Marketing LLC **
10.11		Office Lease Agreement with WA-City Center Bellevue, L.L.C., dated February 24, 2006 and amendment thereto *
10.12		Office Lease Agreement with WA-City Center Bellevue, L.L.C., dated February 9, 2004 and amendment thereto *
21.1		Subsidiaries of the Registrant *
23.1		Consent of Karr Tuttle Campbell PS (contained in Exhibit 5.1) †
23.2		Consent of BDO Seidman, LLP **
24.1		Powers of Attorney (included on signature page of this Registration Statement) *
99.1		Consent of comScore, Inc. **
99.2		Consent of Mercer *
99.3		Consent of eMarketer Inc. *
99.4		Consent of IDC **

†	To be filed by amendment.

‡	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this Registration Statement and have been filed separately with the Securities and Exchange Commission.

*	Previously filed.

**	Filed with this Amendment No. 1.